2025 ANNUAL REPORT

COPPER AT OUR CORE

FREEPORT
FOREMOST IN COPPER



Freeport-McMoRan Inc. (FCX or Freeport) is a leading international metals company with the objective of being Foremost in Copper. Headquartered in Phoenix, Arizona, FCX operates large, long-lived, geographically diverse assets with significant proven and probable mineral reserves of copper, gold and molybdenum. FCX's portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits and significant operations in the United States (U.S.) and South America, including the large-scale Morenci minerals district in Arizona and the Cerro Verde operation in Peru.

FCX has a strong commitment to safety performance, environmental management and the communities where it operates. As a founding member of the International Council on Mining and Metals (ICMM), FCX is committed to implementing ICMM's Mining Principles, which serve as a best practice framework on sustainable development for the global mining and metals industry. FCX has also achieved the Copper Mark, a comprehensive assurance framework designed to demonstrate the copper industry's responsible production practices, at all its copper-producing sites globally.

By supplying responsibly produced copper, FCX is proud to be a positive contributor to the world well beyond its operational boundaries. Additional information about FCX is available at fcx.com.

  

"Copper at Our Core" reflects the central role copper plays in the global economy and in Freeport's strategy. As a leading global copper company, Freeport is focused on delivering long-term value by being Foremost in Copper.

2025 FINANCIAL HIGHLIGHTS

REVENUES
$25.9
BILLION

NET INCOME
$1.52
PER SHARE

COMMON STOCK DIVIDENDS
$0.60
PER SHARE

OPERATING CASH FLOWS
$5.6
BILLION

CAPITAL EXPENDITURES
$3.9
BILLION
Excluding $0.6 billion to complete PT Freeport Indonesia's (PTFI's) downstream processing facilities.

NET DEBT
$2.3
BILLION
Excluding debt for PTFI's downstream processing facilities.



TABLE OF CONTENTS

Fully Integrated Metals Producer with Geographically Diverse Operations



D FORT MADISON, IOWA ▲
Molybdenum Processing

D STOWMARKET, UNITED KINGDOM ▲
Molybdenum Processing

▲ HENDERSON, COLORADO U

▲ CLIMAX, COLORADO U

D HUELVA, SPAIN ●
Atlantic Copper
(Copper Smelter and Refinery)

EL PASO, TEXAS D
Copper Refinery and Rod Mill

● CHINO, NEW MEXICO U

● TYRONE, NEW MEXICO U

U MORENCI, ARIZONA ● ▲

U BAGDAD, ARIZONA ● ▲

U SAFFORD/LONE STAR, ARIZONA ●

U SIERRITA, ARIZONA ● ▲

U D MIAMI, ARIZONA ●
Mine, Copper Smelter and Rod Mill

U CERRO VERDE, PERU ● ▲

U EL ABRA, CHILE ●

● COPPER (CU)

▮ GOLD (AU)

▲ MOLYBDENUM (MO)

U UPSTREAM

D DOWNSTREAM

COPPER AT THE CORE OF GLOBAL PRODUCTION

Freeport's portfolio includes mines that were among the largest copper producers in the world during 2025.

thousand metric tons
2025   BY MINE

GRASBERG

CERRO VERDE

| 0 | 200 | 400 | 600 | 800 | 1,000 | 1,200 | 1,400 |

Source: Wood Mackenzie

△ ROTTERDAM, THE NETHERLANDS D
Molybdenum Processing

D GRESIK, INDONESIA 🟠 🟨
  • **PTFI (Copper Smelter and Precious Metals Refinery)**
  • **PT Smelting (Copper Smelter and Refinery)**

U GRASBERG MINERALS DISTRICT, INDONESIA 🟠 🟨

	RESERVES AT DECEMBER 31, 2025			2025 SALES		
	COPPER billion lbs	**GOLD** million ozs	**MOLYBDENUM** billion lbs	**COPPER** billion lbs	**GOLD** million ozs	**MOLYBDENUM** billion lbs
United States	42.5	0.6	2.6	1.3	—	83
South America	45.6	0.1	0.9	1.1	—	—
Indonesia	24.2	20.0	—	1.2	1.1	—
Consolidated Totals	112.3	20.6	3.5	3.6	1.1	83*

* Includes sales of molybdenum produced at FCX's U.S. and South America copper mines.
  Note: lbs=pounds; ozs=ounces. Totals may not foot because of rounding.



COPPER AT

Copper — Metal of Electrification

Over 65% of the world's copper is used in applications that deliver electricity.*

Infrastructure

- Backbone of construction, urbanization and energy infrastructure
- Possesses best electrical and thermal conductivity of any industrial metal

Technology

- Demand expected to benefit from advances in AI, communications and expanding connectivity

Transportation

- Essential material component of hybrid and electric vehicles
- Used in electric motors, batteries, inverters, wiring and charging stations

* internationalcopper.org

The copper we produce is integral to economic progress and required by clean energy applications.

OUR CORE

Dear Fellow Shareholders

The theme of this year's annual report, "Copper at Our Core," reflects the central role copper plays in the global economy and in Freeport's strategy. Copper is fundamental to emerging secular trends in electrification, technological advancement and critical energy infrastructure and has long been at the heart of our company's strategy. With a diversified portfolio of long-lived assets, extensive technical expertise, and a strong financial foundation, Freeport is well-positioned to supply copper reliably and responsibly to a growing market.

In 2025, our team demonstrated resilience in overcoming challenges and achieved meaningful progress on several initiatives strengthening our foundation and positioning the company for a positive long-term future centered on value creation. We are saddened by the unprecedented September 2025 mud rush tragedy at the Grasberg Block Cave where we lost seven of our co-workers. This incident overshadowed otherwise steady improvements in our safety performance. Our Total Recordable Incident Rate was better than target and the past two years represented our strongest performance in a decade, and high-risk incidents trended lower. Safety remains our highest priority, and the tragic loss of our co-workers during 2025 is informing our risk management practices, operating controls, and decision-making across our business.

During the year, we achieved several important operational milestones. In the U.S., we delivered a year-over-year increase in copper production volumes, supported by efficiency gains. Unit net cash cost trends improved year-over-year across all regions, reflecting a continued focus on operating fundamentals. In Indonesia, we successfully restored smelter operations following the 2024 fire, and progressed restart initiatives in preparation for a safe and sustainable ramp-up of large-scale production at Grasberg following the mud rush incident.

Innovation and technology are integral to how we strengthen and grow the value of our copper business. During the year, we deployed internally developed additives to improve leach recoveries and enable low-cost, near-term production growth. We converted the Bagdad haul truck fleet to a fully autonomous system, becoming the first U.S. mine with a fully autonomous haulage operation, and we established an integrated remote operating center for our U.S. operations. Across our portfolio, we continue to pursue new technologies and innovations with the goal of enhancing long-term value by improving operating and capital efficiency, reliability and safety.

We also progressed our organic growth options, all centered on expanding our copper portfolio. As "America's Copper Champion," we are advancing projects with the potential to increase our U.S. copper production by approximately 60% by 2030 through the Bagdad 2X expansion project and continued scaling of our leach initiatives. At Safford/Lone Star, we continued work to define a potentially significant expansion opportunity. In Chile, we advanced preparation of our permitting application for a major copper expansion at El Abra and added 17.5 billion pounds of recoverable copper to reserves associated with this potential mill project. In Indonesia, we are advancing the development of the large Kucing Liar deposit and completed studies to expand the footprint of this highly attractive ore body in the Grasberg minerals district.

In February 2026, we achieved a major milestone by entering into a Memorandum of Understanding with the Government of Indonesia for a life of resource extension of operating rights for PT Freeport Indonesia (PTFI) in the Grasberg minerals district. This agreement reinforces long-term stability at one of the world's most significant copper and gold deposits and aligns the interests of Freeport, the Government of Indonesia and local stakeholders over the life of the resource.

Our financial performance in 2025 reflected the strength of our copper-focused portfolio. Operating cash flows of $5.6 billion exceeded capital expenditures of $3.9 billion, excluding $0.6 billion to complete PTFI's smelter and precious metals refinery in Gresik (collectively, PTFI's downstream processing facilities). We maintained a strong balance sheet and investment grade credit ratings from S&P, Moody's and Fitch. We delivered shareholder returns — including dividends and share repurchases at attractive levels — in accordance with our established financial policy. Since mid-2021, we have distributed $5.7 billion to shareholders.

Copper prices reached new highs in early 2026, supported by recognition of copper's strategic importance to the global economy. While we recognize macroeconomic and geopolitical factors will influence short-term markets, including the current conflict in the Middle East, the intensity of use of copper is expected to continue to grow, supporting a favorable long-term outlook for copper. With "Copper at Our Core," Freeport's high-quality asset base, embedded organic growth options, and financial strength position us to generate substantial cash flows to support profitable growth and returns to shareholders.

WORLD'S TOP COPPER PRODUCERS 2025

thousand metric tons

BY COMPANY

FREEPORT

0   200   400   600   800   1,000   1,200   1,400   1,600

Source: Wood Mackenzie production ranking on an attributable basis.

As we enter 2026, our focus is clear: disciplined execution, safe restoration of operations at Grasberg, continued advancement of innovation and growth initiatives, including our innovative leach initiative, and sustained financial strength. Copper is central to who we are, and our strategy — being Foremost in Copper — underpins our confidence and our commitment to delivering long-term shareholder value.

To our global workforce, thank you for your dedication, resilience and commitment throughout a challenging year. Your focus on safety, execution and continuous improvement is fundamental to our success. To our Board of Directors, thank you for your guidance and counsel as we navigate an evolving global environment. And to our shareholders, we appreciate your continued trust and investment as we execute our strategy with "Copper at Our Core."

Sincerely,



RICHARD C. ADKERSON
Chairman of the Board

KATHLEEN L. QUIRK
President and
Chief Executive Officer

March 31, 2026

FREEPORT
FOREMOST IN COPPER

Experienced Global Copper Leader

FCX is one of the world's leading copper producers, uniquely positioned to supply copper reliably and responsibly to a growing global market. With a diversified, long-life asset base and operations spanning the U.S., South America and Indonesia, FCX plays a critical role in meeting rising demand, underscoring the scale, resilience and importance of its portfolio.

In 2025, FCX was the third-largest copper producer globally on a net equity basis, with operated assets representing approximately 7% of global mined copper production. FCX also is a significant gold producer, primarily from the Grasberg minerals district.

During 2026, FCX is focused on restoring operations at the Grasberg minerals district safely and sustainably, and on continuing to build value in the U.S. and South America through its innovative growth and efficiency initiatives. FCX continues to evaluate and advance potential expansion opportunities at certain of its copper mines in the U.S. and South America. Across its U.S. and South America operations, FCX is incorporating new applications, technologies and data analytics into its leaching processes.

In late 2025, FCX achieved an annual run rate of approximately 240 million pounds of copper and is targeting annual production of 300 million pounds of copper in 2026 from these initiatives and believes there is potential for further significant increases in recoverable metal beyond the current annual target.

2025 HIGHLIGHTS

3.6
BILLION POUNDS
Consolidated copper sales

$4.75
PER POUND
Average realized copper price

1.1
MILLION OUNCES
Consolidated gold sales

$3,423
PER OUNCE
Average realized gold price

LME COPPER PRICES HIT NEW HIGHS IN EARLY 2026

$ per pound



Source: Bloomberg as of 3/31/2026

Freeport is pioneering new applications, technologies and data analytics in its leaching processes, increasing copper recovery. The leach team at the Morenci mine is deploying helicopters to install leach lines on steep slopes, part of large-scale testing of new additives in leach solution, which are showing encouraging results.

FCX U.S. MARKET SHARE FOR COPPER*

U.S. MINE PRODUCTION
1.1 million metric tons

~60% FCX

Other Producers

TOTAL REFINED PRODUCTION
0.9 million metric tons

~70% FCX

Other Producers

* Source: Wood Mackenzie

America's Copper Champion

FCX is the leading U.S. copper producer and is the largest contributor to the U.S. copper market with an established and successful franchise dating to the late 1800s.

FCX's operations in the U.S. are fully integrated with mining, leaching, smelting and refining facilities that produce refined cathode. FCX supplies approximately 70% of the refined copper produced in the U.S., underscoring its critical role in domestic copper supply.

The majority of the copper produced at FCX's U.S. copper mines and refined at FCX's El Paso refinery is consumed at FCX's rod plants to produce continuous cast copper rod, with the remainder sold in the form of copper cathode or copper concentrate. FCX manages seven open-pit copper mines in the U.S. — Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico; and two molybdenum mines — Henderson and Climax in Colorado.

Total copper production from these mines represented approximately 60% of U.S. mined copper production in 2025. Morenci, FCX's largest mine in the U.S., produces more copper than any other mine in the U.S. and ranked among the world's top 15 producing copper mines in 2025. Consolidated copper sales from FCX's U.S. copper mines totaled 1.3 billion pounds in both 2025 and 2024 and are projected to increase in 2026. Copper sales from FCX's U.S. copper mines are generally based on the prevailing COMEX monthly average copper settlement prices.

A significant portion of FCX's reserves, resources and future growth opportunities are located in the U.S. FCX is advancing a series of initiatives to enhance its U.S. business through innovation, automation and investment in expanded facilities. These initiatives are designed to add production at a low incremental cost and improve profitability and resiliency.

In an industry where development lead times can span more than a decade, FCX's U.S. business is strongly positioned with the potential for a 60% increase in copper production over the next four to five years. These opportunities represent a significant value driver for FCX.

Freeport operates one of only two remaining active primary copper smelters in the U.S. — a critical asset for domestic copper refining and supply chain resilience. The Miami smelter in Arizona is shown here.

Large-Scale Producer in South America

FCX manages two copper mines in South America — Cerro Verde in Peru and El Abra in Chile. In 2025, Cerro Verde ranked fifth among global copper mines in terms of copper production.

Consolidated sales from these mines totaled 1.1 billion pounds and 1.2 billion pounds in 2025 and 2024, respectively. In addition to copper, the Cerro Verde mine produces molybdenum concentrate and silver. During 2025, FCX's South America operations sold 75% of their copper production in concentrate and 25% as cathode.

At the El Abra operations in Chile, FCX has completed substantial drilling and evaluations and has identified a large sulfide reserve in support of a potential major mill project similar to the large-scale concentrator at Cerro Verde. The project could result in the addition of over 700 million pounds of copper production per year. In 2025, FCX advanced preparation of its permitting and in March 2026 submitted an environmental impact statement to Chile regulatory authorities. The decision to proceed with and timing of the potential project will take into account overall copper market conditions, required permitting and other factors.

A Landmark Water Initiative for Southern Peru

In December 2025, Cerro Verde entered into an agreement with the local municipality to expand the existing wastewater treatment plant and complete additional infrastructure projects for the benefit of Arequipa's population. The agreement also provides Cerro Verde with preferential rights to a portion of the treated water and secures long-term access to water to support its operations through the later of 2060 or mine closure.





2025 HIGHLIGHTS

1.1
BILLION LBS
2025 consolidated
copper sales

45.6
BILLION LBS
Estimated recoverable proven and
probable copper mineral reserves
as of December 31, 2025

17.5
BILLION LBS
Added recoverable proven
and probable copper mineral
reserves during 2025

40%
**FCX COPPER
RESERVES IN
SOUTH AMERICA**

*During 2025, Freeport added 17.5 billion pounds of recoverable
proven and probable copper reserves associated with the
potential mill project at El Abra.*

Fully Integrated Indonesian Metals Producer

Through its subsidiary, PTFI, FCX operates one of the world's largest copper and gold mining operations at the Grasberg minerals district in Central Papua, Indonesia. PTFI has operated successfully in Indonesia for more than 58 years and is a major contributor to the country's economy and regional development.

With the completion of PTFI's smelter and precious metal refinery (collectively, PTFI's downstream processing facilities), in Gresik, Indonesia, during 2025, PTFI is a fully integrated producer of refined copper and gold, and all of the copper concentrate from the Grasberg minerals district is processed within Indonesia.

In the Grasberg minerals district, PTFI produces copper concentrate that contains significant quantities of gold and silver. PTFI currently has three underground operating mines in the Grasberg minerals district: Grasberg Block Cave, Deep Mill Level Zone (DMLZ) and Big Gossan. On September 8, 2025, PTFI experienced an external mud rush incident and mining operations were temporarily suspended. In late October 2025, PTFI restarted operations at the unaffected DMLZ and Big Gossan underground mines, and a phased restart and ramp-up of the Grasberg Block Cave underground mine is anticipated to begin in second-quarter 2026 and to reach approximately 85% of normal operating rates in the second half of 2026.

Long-term mine development activities for PTFI's Kucing Liar deposit commenced in 2022 and are ongoing. Operations at Kucing Liar are expected to begin ramp-up around 2030. At full operating rates annual production from Kucing Liar is expected to approximate 750 million pounds of copper and 735 thousand ounces of gold, providing PTFI with sustained long-term, large-scale and low-cost production.

Copper sales totaled 1.2 billion pounds in 2025 compared to 1.6 billion pounds in 2024, and gold sales totaled 1.1 million ounces in 2025 compared to 1.8 million ounces in 2024. Plans are in place to restore large-scale production, and FCX expects PTFI's production to increase throughout 2026 and 2027.

In February 2026, FCX entered into a Memorandum of Understanding with the Indonesia government for a life of resource extension of operating rights for PTFI in the Grasberg minerals district. This extension will provide opportunities to continue to build substantial value for all stakeholders in one of the world's most significant copper and gold deposits.



Our Prayers and Condolences
Doa Dan Duka Kami (in the Indonesian language)

"*We mourn the loss of our seven co-workers and grieve with their families, friends and loved ones. Their memories will be forever present as we go forward. Our commitment to addressing all risks inherent in our business is unwavering and essential to protecting our most important asset — our people. The Freeport organization is united in prioritizing the safety of our people above all else.*"

— Richard Adkerson, Chairman of the Board
— Kathleen Quirk, President and Chief Executive Officer

PTFI's new smelter in Gresik, Indonesia produced its first cathodes in July 2025. The world's largest single-line copper smelter has the capacity to produce more than 600,000 tons of copper cathode per year, strengthening Indonesia's downstream industry.

Freeport is progressing studies in the Safford/Lone Star district in Arizona to potentially add to its copper reserves. Positive drilling over the past several years indicates a large, mineralized district with opportunities to pursue a significant expansion project.

LONG-LIVED ASSET BASE

112.3
BILLION LBS

Estimated recoverable proven and probable copper mineral reserves as of December 31, 2025

$3.25
PER LB

Copper price used to determine recoverable reserves

25+
YEARS

Implied reserve life for copper, excluding mineral resources

165.1
BILLION LBS

Estimated incremental copper resources on a contained basis as of December 31, 2025



Long-Lived Reserve Base

FCX has significant mineral reserves, mineral resources and future development opportunities within its portfolio of mining assets. At December 31, 2025, FCX's estimated consolidated recoverable proven and probable mineral reserves totaled 112.3 billion pounds of copper, 20.6 million ounces of gold and 3.5 billion pounds of molybdenum, which were determined using metal price assumptions of $3.25 per pound for copper, $1,600 per ounce for gold and $14 per pound for molybdenum. Notably, in 2025 FCX added reserves for El Abra of 17.5 billion pounds of copper and in March 2026 FCX submitted an environmental impact statement to Chile regulatory authorities associated with a potential mill project.

In addition to the estimated consolidated recoverable proven and probable mineral reserves, FCX's estimated mineral resources (including measured, indicated and inferred resources) at December 31, 2025, which were assessed using $3.75 per pound, totaled 165 billion pounds of incremental contained copper. FCX continues to pursue opportunities to convert this material into mineral reserves, future production volumes and cash flow.

ESTIMATED RECOVERABLE PROVEN AND PROBABLE MINERAL RESERVES

CONSOLIDATED COPPER RESERVES BY REGION

112.3 billion pounds as of December 31, 2025



38%
United States

40%
South America

22%
Indonesia*

* Indonesia's estimated proven and probable reserves reflect recoverable copper over the life of PTFI's special mining business license (IUPK) through 2041. An extension of the IUPK would allow for the addition of significant reserves.

Financial Performance

FCX has a solid balance sheet, investment grade ratings, strong credit metrics and flexibility within its debt targets to execute on projects. FCX has no significant debt maturities during 2026.

FCX remains focused on managing operating and capital costs efficiently and continues to advance several important value-enhancing initiatives. FCX believes the actions it has taken in recent years to build a solid balance sheet, successfully expand low-cost operations and maintain flexible organic growth options while maintaining sufficient liquidity, will allow it to continue to execute its business plans in a prudent manner during periods of economic uncertainty while preserving future asset values. FCX expects to maintain a strong balance sheet and liquidity position as it focuses on building long-term value in its business, executing its operating plans safely, responsibly and efficiently, and prudently managing costs and capital expenditures.

OPERATING CASH FLOWS AND LIQUIDITY

FCX generated consolidated operating cash flows of $5.6 billion in 2025. At December 31, 2025, FCX had total consolidated debt of $9.4 billion, consolidated cash and cash equivalents of $3.8 billion, and FCX, PTFI and Cerro Verde had $3.0 billion, $1.5 billion and $350 million, respectively, under their revolving credit facilities. Consolidated operating cash flows are estimated to approximate $8 billion in 2026 based on current sales volume and cost estimates, and assuming average prices of $5.00 per pound of copper, $4,000 per ounce of gold and $20.00 per pound of molybdenum. The impact of price changes on operating cash flows for the year 2026 would approximate $330 million for each $0.10 per pound change in the average price of copper, $75 million for each $100 per ounce change in the average price of gold and $160 million for each $2 per pound change in the average price of molybdenum.

INVESTING ACTIVITIES

FCX's capital expenditures, including capitalized interest, totaled $4.5 billion in 2025, including $2.3 billion for major mining projects primarily associated with the underground development activities and supporting mill and power capital costs in the Grasberg minerals district and $0.6 billion for PTFI's downstream processing facilities.

Capital expenditures are expected to approximate $4.3 billion in 2026 (including $3.0 billion for major mining projects). Projected capital expenditures for major mining projects include $1.4 billion for planned projects, primarily associated with underground mine development, supporting mill and power capital costs and a portion of spending on a new gas-fired combined cycle facility in the Grasberg minerals district, and $1.6 billion for discretionary growth projects, primarily for the development of Kucing Liar and at the Bagdad mine for tailings infrastructure.

FINANCIAL POLICY

FCX's Board of Directors (Board) reviews the structure of the performance-based payout framework at least annually. Based on current market conditions, the base and variable dividends on FCX's common stock are anticipated to total $0.60 per share for 2026 (including the dividends paid on February 2, 2026), comprised of a $0.30 per share base dividend and $0.30 per share variable dividend. The declaration and payment of dividends (base or variable) is at the discretion of the Board and is subject to a number of factors, including not exceeding FCX's net debt target, capital availability, financial results, cash requirements, global economic conditions, changes in laws, contractual restrictions and other factors deemed relevant by the Board.

The expansion opportunity at our Bagdad operation in northwest Arizona, which has the potential to more than double concentrator capacity, is advancing toward an investment decision.

SHAREHOLDER RETURNS
June 30, 2021 to December 31, 2025

RETURNED	BASE DIVIDEND	VARIABLE DIVIDEND	SHARE REPURCHASES
$5.7 BILLION	**$2.0** BILLION	**$1.7** BILLION	**$2.0** BILLION

PTFI supports mangrove colonization at the Grasberg minerals district in Indonesia in alignment with its environmental commitments.

Sustainability

FCX is a leading responsible copper producer — supplying approximately 7% of the world's mined copper in 2025. Copper is essential to global progress, including for electrification initiatives, technological advancements and growing connectivity globally. FCX recognizes the interdependencies of growth and sustainability and the importance of managing its environmental and social impacts. Our sustainability strategy, Accelerate the Future, Responsibly, demonstrates our dedication to providing copper reliably and responsibly to a growing market.

FCX's sustainability strategy is supported by its social and environmental commitments which, in alignment with its business objectives, seek to enhance responsible production practices at its sites around the world. Fundamental to this work are the health, safety and well-being of its workforce and communities where it operates. FCX seeks to work collaboratively with its stakeholders to maintain its social license to operate, support shared value creation and to

recognize, respect and promote human rights everywhere it conducts business. FCX is dedicated to effective environmental management and stewardship including tailings and water, both of which are key to the long-term viability of its business. FCX also is dedicated to supplying copper to a world with increasing need for the metal while executing on its climate strategy, which includes managing and mitigating its greenhouse gas emissions and other climate-related risks and impacts.

In pursuing its sustainability strategy, FCX aims to align with and maintain third-party validation under key responsible production frameworks, including under ICMM's Performance Expectations and the Copper Mark. FCX has achieved, and is committed to maintaining, the Copper Mark and Molybdenum Mark, as applicable, at all its operating sites globally.

FCX ACCOLADES





Learn more in FCX's Annual Report on Sustainability, available at **fcx.com/sustainability**

2026 Focus Areas

Execution

Deliver on operating plans across all sites and safely and sustainably restore mining, smelting and refining operations in Indonesia.

Leach Initiative

Targeting 300 million pounds (+40% year-over-year) in 2026 and further define path to ~800 million pounds per annum by 2030.

Innovation

Deploy technologies to strengthen long-term cost competitiveness in the U.S. and South America and unlock significant value.

Future Growth

Advance major growth options in long-lived copper districts at Bagdad, El Abra and Safford/Lone Star.

PURSUING VALUE FOR ALL STAKEHOLDERS



BOARD OF DIRECTORS

Richard C. Adkerson
Chairman of the Board
Freeport-McMoRan Inc.

Dustan E. McCoy [2]
Lead Independent Director
Freeport-McMoRan Inc.;
Retired Chairman and
Chief Executive Officer
Brunswick Corporation

Kathleen L. Quirk
President and Chief Executive Officer
Freeport-McMoRan Inc.

David P. Abney [2]
Retired Chairman and
Chief Executive Officer
United Parcel Service, Inc.

Marcela E. Donadio [1, 3]
Retired Partner and Americas Oil & Gas
Sector Leader
Ernst & Young LLP

Robert W. Dudley* [3, 4]
Retired Group Chief Executive
BP, p.l.c.

Hugh Grant [2]
Retired Chairman of the Board,
President and Chief Executive Officer
Monsanto Company

Lydia H. Kennard [3, 4]
President and Chief Executive Officer
KDG Construction Consulting
and Quality Engineering Solutions

Ryan M. Lance [3, 4]
Chairman and Chief Executive Officer
ConocoPhillips

Sara Grootwassink Lewis [1]
Retired Chief Executive Officer
Lewis Corporate Advisors

John J. Stephens [1]
Retired Senior Executive Vice President
and Chief Financial Officer
AT&T Inc.

Frances Fragos Townsend [4]
Advisory Services
Frances Fragos Townsend, LLC

BOARD COMMITTEES:
[1] Audit Committee
[2] Compensation Committee
[3] Governance Committee
[4] Corporate Responsibility Committee

* Mr. Dudley is not standing for reelection
  to the FCX Board of Directors, and his
  current term will conclude at the 2026
  annual meeting of stockholders.

EXECUTIVE OFFICERS

Kathleen L. Quirk
President and Chief Executive Officer

Richard C. Adkerson
Chairman of the Board

Douglas N. Currault II
Executive Vice President and
General Counsel

Stephen T. "Steve" Higgins
Executive Vice President and
Chief Administrative Officer

Maree E. Robertson
Executive Vice President and
Chief Financial Officer

SENIOR LEADERSHIP

Operations

Mark J. Johnson
President and Chief Operating Officer,
Freeport-McMoRan Indonesia;
Executive Vice President,
PT Freeport Indonesia

A. Cory Stevens
Senior Vice President;
President and Chief Operating Officer,
Freeport-McMoRan Americas

Michael J. "Mike" Kendrick
President, Climax Molybdenum Co.

Clayton A. "Tony" Wenas
President Director,
PT Freeport Indonesia

Administration

Robert R. Boyce
Vice President and Treasurer

William E. "Bill" Cobb
Vice President and
Chief Sustainability Officer

Daniel P. "Dan" Kravets
Senior Vice President and
Chief Commercial Officer

Pamela Q. "Pam" Masson
Senior Vice President and
Chief Human Resources Officer

Ellie L. Mikes
Vice President and
Chief Accounting Officer

Bertrand L. "Bert" Odinet, II
Senior Vice President and
Chief Innovation Officer

Internal Auditors
Deloitte & Touche LLP

Financial and Operating Information

Years Ended December 31,	2025	2024	2023	2022	2021
CONSOLIDATED MINING					
Copper (millions of recoverable pounds)					
Production	3,383	4,214	4,212	4,210	3,843
Sales, excluding purchases	3,574	4,066	4,086	4,213	3,807
Average realized price per pound	$ 4.75	$ 4.21	$ 3.85	$ 3.90	$ 4.33
Gold (thousands of recoverable ounces)					
Production	956	1,880	1,993	1,811	1,381
Sales, excluding purchases	1,066	1,837	1,713	1,823	1,360
Average realized price per ounce	$ 3,423	$ 2,418	$ 1,972	$ 1,787	$ 1,796
Molybdenum (millions of recoverable pounds)					
Production	92	80	82	85	85
Sales, excluding purchases	83	78	81	75	82
Average realized price per pound	$ 22.63	$ 21.77	$ 24.64	$ 18.71	$ 15.56
UNITED STATES COPPER MINES					
Operating Data, Net of Joint Venture Interests[a]					
Copper (millions of recoverable pounds)					
Production	1,304	1,246	1,350	1,467	1,460
Sales, excluding purchases	1,296	1,257	1,361	1,469	1,436
Average realized price per pound	$ 4.91	$ 4.29	$ 3.93	$ 4.08	$ 4.30
Molybdenum (millions of recoverable pounds)					
Production	34	30	30	29	34
100% Operating Data					
Leach operations					
Leach ore placed in stockpiles (metric tons per day)	617,500	609,400	692,000	676,400	665,900
Average copper ore grade (%)	0.21	0.20	0.23	0.29	0.29
Copper production (millions of recoverable pounds)	832	842	941	1,019	1,056
Mill operations					
Ore milled (metric tons per day)	326,300	311,700	308,500	294,200	269,500
Average ore grade (%):					
Copper	0.31	0.30	0.32	0.37	0.38
Molybdenum	0.02	0.02	0.02	0.02	0.03
Copper recovery rate (%)	83.6	83.2	81.8	81.8	81.2
Copper production (millions of recoverable pounds)	665	601	633	695	649
SOUTH AMERICA OPERATIONS					
Copper (millions of recoverable pounds)					
Production	1,064	1,168	1,202	1,176	1,047
Sales	1,073	1,177	1,200	1,162	1,055
Average realized price per pound	$ 4.79	$ 4.16	$ 3.82	$ 3.80	$ 4.34
Molybdenum (millions of recoverable pounds)					
Production	21	20	22	23	21
Leach operations					
Leach ore placed in stockpiles (metric tons per day)	148,700	164,300	191,200	163,000	163,900
Average copper ore grade (%)	0.41	0.42	0.35	0.35	0.32
Copper production (millions of recoverable pounds)	263	295	317	302	256
Mill operations					
Ore milled (metric tons per day)	407,900	415,500	417,400	409,200	380,300
Average ore grade (%):					
Copper	0.30	0.33	0.34	0.32	0.31
Molybdenum	0.01	0.01	0.01	0.01	0.01
Copper recovery rate (%)	84.3	83.6	81.3	85.3	87.3
Copper production (millions of recoverable pounds)	801	873	885	874	791

a. Amounts are net of Morenci's joint venture partners' undivided interest.

Years Ended December 31,	2025	2024	2023	2022	2021
INDONESIA OPERATIONS					
Copper (millions of recoverable pounds)					
Production	1,015	1,800	1,660	1,567	1,336
Sales	1,205	1,632	1,525	1,582	1,316
Average realized price per pound	$ 4.53	$ 4.19	$ 3.81	$ 3.80	$ 4.34
Gold (thousands of recoverable ounces)					
Production	937	1,861	1,978	1,798	1,370
Sales	1,050	1,817	1,697	1,811	1,349
Average realized price per ounce	$ 3,418	$ 2,418	$ 1,972	$ 1,787	$ 1,796
Mill operations					
Ore milled (metric tons per day)	138,100	208,400	198,300	192,600	151,600
Average ore grade:					
Copper (%)	1.10	1.27	1.22	1.19	1.30
Gold (grams per metric ton)	0.77	1.00	1.12	1.05	1.04
Recovery rates (%):					
Copper	87.9	88.4	89.7	90.0	89.8
Gold	75.7	76.9	77.9	77.7	77.0
MOLYBDENUM MINES					
Ore milled (metric tons per day)	33,500	28,000	27,900	26,100	21,800
Average molybdenum ore grade (%)	0.16	0.16	0.15	0.18	0.19
Molybdenum production (millions of recoverable pounds)	37	30	30	33	30

In Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk (MD&A), "we," "us" and "our" refer to Freeport-McMoRan Inc. and its consolidated subsidiaries. The results of operations reported and summarized below include forward-looking statements that are not guarantees of future performance and are not necessarily indicative of future operating results (refer to "Cautionary Statement" below for further discussion). References to "Notes" are Notes included in our Notes to Consolidated Financial Statements. Throughout MD&A, all references to income or losses per share are on a diluted basis.

This section of our Form 10-K discusses the results of operations for the years 2025 and 2024 and comparisons between these years. Discussion of the results of operations for the year 2023 and comparisons between the years 2024 and 2023 are not included in this Form 10-K and can be found in Items 7. and 7A. "Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk" contained in Part II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

OVERVIEW

We are a leading international metals company with the objective of being foremost in copper. Headquartered in Phoenix, Arizona, we operate large, long-lived, geographically diverse assets with significant proven and probable mineral reserves of copper, gold and molybdenum. We are one of the world's largest publicly traded copper producers. Our portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits; and significant operations in the United States (U.S.) and South America, including the large-scale Morenci minerals district in Arizona and the Cerro Verde operation in Peru.

We believe fundamentals for copper are favorable with growing demand supported by copper's critical role in electrification initiatives, continued urbanization in developing countries, data centers and artificial intelligence (AI) growth, increased defense spending and growing connectivity globally.

We believe that we are well positioned for the future as a leading producer of copper with significant copper reserves and resources and a high-quality portfolio of growth projects to provide additional supplies of copper to a growing market. Our experienced team is committed to value creation through solid execution of our plans, operational excellence and advancing opportunities for long-term organic growth.

We continue to evaluate and advance potential expansion opportunities at certain of our copper mines in the U.S. and South America. Across our U.S. and South America operations, we are incorporating new applications, technologies and data analytics into our leaching processes. In late 2025, we achieved an annual run rate of approximately 240 million pounds of copper. We are targeting annual production of 300 million pounds of copper in 2026 from these initiatives and believe there is potential for further significant increases in recoverable metal beyond the current annual target. Refer to "Operations—United States" and "Operations—South America" for further discussion.

Our 2025 operations and results were impacted by the September 2025 mud rush incident at the Grasberg minerals district in Central Papua, Indonesia. In late October 2025, PT Freeport Indonesia (PTFI) restarted operations at the unaffected Deep Mill Level Zone (DMLZ) and Big Gossan underground mines. During fourth-quarter 2025, investigations and remedial plans were completed and a phased restart and ramp-up of the Grasberg Block Cave underground mine is anticipated to begin in second-quarter 2026. Refer to "Operations—Indonesia" for further discussion.

Higher net income attributable to common stock of $2.2 billion in 2025, compared to $1.9 billion in 2024, primarily reflects higher operating income from our U.S. and South America copper mining operations resulting from higher average realized copper prices, partly offset by lower financial results from Indonesia operations as a result of the September 2025 mud rush incident. Refer to "Consolidated Results" for discussion of items impacting our consolidated results for the years ended December 31, 2025 and 2024.

At December 31, 2025, we had consolidated debt of $9.4 billion and consolidated cash and cash equivalents of $3.8 billion. Net debt totaled $2.3 billion, excluding $3.2 billion of debt for PTFI's smelter and precious metals refinery (PMR) (collectively, PTFI's downstream processing facilities). Refer to "Net Debt" for a reconciliation of consolidated debt and consolidated cash and cash equivalents to net debt.

At December 31, 2025, we had $3.0 billion of availability under our revolving credit facility, and PTFI and Cerro Verde had $1.5 billion and $350 million, respectively, of availability under their revolving credit facilities. Refer to Note 6 and "Capital Resources and Liquidity" for further discussion of our debt.

We have significant mineral reserves, mineral resources and future development opportunities within our portfolio of mining assets. At December 31, 2025, our estimated consolidated recoverable proven and probable mineral reserves totaled 112.3 billion pounds of copper, 20.6 million ounces of gold and 3.5 billion pounds of molybdenum. Refer to Note 15 for further discussion.

During 2025, production from our mines totaled 3.4 billion pounds of copper, 1.0 million ounces of gold and 92 million pounds of molybdenum. Following is the allocation of our consolidated copper, gold and molybdenum production in 2025 by geographic location:

	Copper	Gold	Molybdenum
U.S.	39%	2%	77%[a]
South America	31	—	23
Indonesia	30	98	—
	100%	100%	100%

a. Our U.S. copper mines produced 37% of consolidated molybdenum production, and our Henderson and Climax molybdenum mines produced 40%.

Copper production from three of our mines (the Morenci mine in the U.S., the Cerro Verde mine in Peru and the Grasberg minerals district in Indonesia) together totaled 70% of our consolidated copper production in 2025.

OUTLOOK

Our financial results vary as a result of fluctuations in metals market prices primarily for copper, gold and, to a lesser extent, molybdenum, as well as other factors. World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Refer to "Markets," and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion. Because we cannot control the prices of our products, the key measures that management focuses on in operating our business are sales volumes, unit net cash costs, operating cash flows and capital expenditures. The forward-looking statements in the below section and elsewhere in this annual report on Form 10-K are based on current market conditions, speak only as of the filing date of this annual report on Form 10-K, are based on several assumptions and are subject to significant risks and uncertainties. Refer to "Cautionary Statement" below.

Consolidated Sales Volumes. Following are our projected consolidated sales volumes for the year 2026:

Copper (millions of recoverable pounds):	
U.S. copper mines	1,400
South America operations	1,080
Indonesia operations	900
Total	3,380
Gold (thousands of recoverable ounces)	800
Molybdenum (millions of recoverable pounds)	90[a]

a. Includes 56 million pounds produced by our U.S. copper mines and Cerro Verde mine and 34 million pounds produced by our primary molybdenum mines.

Based on current estimates, approximately 60% of consolidated copper sales and 75% of consolidated gold sales in 2026 are expected to occur in the second half of the year. For the year 2026, copper and gold production volumes are expected to exceed sales volumes, reflecting deferrals of approximately 100 million pounds of copper and 100 thousand ounces of gold associated with inventory held at PTFI's smelting operations.

Projected sales volumes are dependent on operational performance; the timing of restarting and ramping up the Grasberg Block Cave underground mine at PTFI, which is currently expected to begin in second-quarter 2026; weather-related conditions; timing of shipments; and other factors. For further discussion of other important factors that could cause results to differ materially from projections, refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025.

Consolidated Unit Net Cash Costs. Consolidated unit net cash costs (net of by-product credits and excluding idle facility costs and restoration expenses associated with the September 2025 mud rush incident at PTFI) for our copper mines are expected to average $1.75 per pound of copper for the year 2026, based on achievement of current sales volume estimates and cost estimates and assuming average prices of $4,000 per ounce of gold and $20.00 per pound of molybdenum for the year 2026. The impact of price changes on consolidated unit net cash costs for the year 2026 would approximate $0.03 per pound of copper for each $100 per ounce change in the average price of gold and $0.03 per pound of copper for each $2 per pound change in the average price of molybdenum.

Quarterly unit net cash costs vary with fluctuations in sales volumes by region and realized prices, primarily for gold and molybdenum, and are expected to improve throughout 2026 as PTFI's operations and smelting activities are restarted.

Following the September 2025 mud rush incident and until PTFI operations return to normal capacity, a portion of PTFI's production and delivery costs will be recognized as idle facility, which are non-inventoriable costs. Idle facility costs and restoration expenses are expected to total $0.9 billion for the year 2026 (including $0.4 billion in first-quarter 2026). Refer to "Operations" for further discussion.

Consolidated Operating Cash Flows. Our consolidated operating cash flows vary with sales volumes; prices realized from copper, gold and molybdenum sales; production costs; income taxes; other working capital changes; and other factors, including the timing of restarting and ramping up the Grasberg Block Cave underground mine at PTFI, which is currently expected to begin in second-quarter 2026.

Consolidated operating cash flows are estimated to approximate $8 billion for the year 2026, including $1 billion of working capital and other sources, based on current sales volume and cost estimates, and assuming average prices of $5.00 per pound of copper, $4,000 per ounce of gold and $20.00 per pound of molybdenum for the year 2026. Estimated consolidated operating cash flows in 2026 also reflect a projected income tax provision of $2.7 billion (refer to "Consolidated Results—Income Taxes" for further discussion of our projected income tax rate). The impact of price changes on operating cash flows for the year 2026 would approximate $330 million for each $0.10 per pound change in the average price of copper, $75 million for each $100 per ounce change in the average price of gold and $160 million for each $2 per pound change in the average price of molybdenum.

Consolidated Capital Expenditures. Following is a summary of expected capital expenditures for the year 2026 (in billions):

Major projects	$3.0[a]
Sustaining capital and other	1.3
Total	$4.3

a. Includes $1.4 billion for planned projects, primarily associated with underground mine development, supporting mill and power capital costs and a portion of spending on a new gas-fired combined cycle facility in the Grasberg minerals district, and potential U.S. expansion projects, and $1.6 billion for discretionary growth projects, primarily in the Grasberg minerals district for the development of Kucing Liar and at the Bagdad mine for tailings infrastructure.

We are carefully managing operating costs and near-term capital expenditures in connection with revised operating plans at the Grasberg minerals district to manage cash flow and liquidity during the phased ramp-up period.

MARKETS

Prices for copper, gold and molybdenum are affected by numerous factors beyond our control and can fluctuate significantly (for further discussion refer to "Risk Factors" contained in Part I, Item 1A. of our annual report on Form 10-K for the year ended December 31, 2025). The following graphs present the London Metal Exchange (LME) and Commodity Exchange Inc. (COMEX) copper settlement prices, the London Bullion Market Association (London) PM gold prices, and the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average prices since January 2016.

Copper Prices
Through December 31, 2025



- LME Copper Prices
- COMEX Copper Prices
- Exchange Stocks

This graph presents LME and COMEX copper settlement prices and the combined reported stocks of copper at the LME, COMEX and the Shanghai Futures Exchange from January 2016 through December 2025. LME and COMEX copper prices are market-driven and subject to change based on current and future tariff rates, additional changes in trade policies, domestic inventory levels, supply and demand, and other factors.

Copper priced on the LME and COMEX exchanges have historically traded in a narrow range without significant differential. Following U.S. trade policy announcements in 2025, including proposed tariff announcements (refer to "Operations—U.S. Tariffs"), the two benchmark prices traded at wider differentials than historical averages. For the year 2025, the average COMEX copper settlement price was 7% higher than the average LME copper settlement price. To date in 2026 (through February 12, 2026), the two benchmark prices have been similar.

Recent price strength has been influenced by increased speculative buying in several metals, supported by macro factors such as U.S. dollar weakness and expectations for above-trend demand growth. As a result, both LME and COMEX settlement copper prices closed at all-time highs in January 2026 of $6.28 per pound and $6.18 per pound, respectively.

Copper sales from our South America and Indonesia operations are generally based on quoted LME monthly average copper settlement prices. For the year 2025, the LME copper settlement prices averaged $4.51 per pound (ranging from a low of $3.87 per pound to a high of $5.68 per pound) and closed at $5.67 per pound on December 31, 2025. The LME copper settlement price averaged $5.94 per pound in January 2026, and closed at $5.97 per pound on February 12, 2026.

Copper sales from our U.S. copper mines are generally based on the prevailing COMEX monthly average copper settlement prices. For the year 2025, the COMEX copper settlement prices averaged $4.82 per pound (ranging from a low of $3.99 per pound to a high of $5.80 per pound) and closed at $5.63 per pound on December 31, 2025. The COMEX copper settlement price averaged $5.88 per pound in January 2026, and closed at $5.79 per pound on February 12, 2026.

We believe fundamentals for copper are favorable with growing demand supported by copper's critical role in electrification initiatives, continued urbanization in developing countries, data centers and AI growth, increased defense spending and growing connectivity globally.

London Gold Prices
Through December 31, 2025



This graph presents London PM gold prices from January 2016 through December 2025. For the year 2025, London PM gold prices averaged $3,432 per ounce (ranging from a low of $2,633 per ounce to a high of $4,449 per ounce) and closed at $4,368 per ounce on December 31, 2025. The prospect of additional U.S. interest rate reductions, geopolitical tensions, trade uncertainty and strong demand from central banks around the world continue to influence gold prices. In January 2026, the London PM gold price closed at an all-time high of $5,405 per ounce and averaged $4,744 per ounce. On February 12, 2026, the London PM gold price closed at $5,043 per ounce.

Platts Metals Daily Molybdenum Dealer Oxide Prices
Through December 31, 2025



This graph presents the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average prices from January 2016 through December 2025. For the year 2025, the weekly average prices for molybdenum averaged $22.12 per pound (ranging from a low of $19.71 per pound to a high of $25.93 per pound) and closed at $21.62 per pound on December 31, 2025. Overall global demand for molybdenum is driven by energy, power generation, aerospace, defense and construction sectors. We believe fundamentals for molybdenum are positive with favorable demand drivers and limited supply. The *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price for January 2026 was $23.27 per pound and was $30.48 per pound on February 12, 2026.

CRITICAL ACCOUNTING ESTIMATES

MD&A is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S. The preparation of these consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The areas requiring the use of management's estimates are also discussed in Note 1 under the subheading "Use of Estimates." Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of our Board of Directors (Board).

Income Taxes. Refer to Note 9, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of our consolidated income taxes.

In preparing our consolidated financial statements, we estimate the actual amount of income taxes currently payable or receivable as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in income in the period in which such changes are enacted.

Income taxes involve estimation as our operations are in multiple tax jurisdictions where uncertainties arise in the application of complex tax regulations and our income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any tax position on these returns. Some of these tax regimes are defined by contractual agreements with the local government, while others are defined by general tax laws and regulations. We and our subsidiaries are subject to reviews of our income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of our contracts or laws. Uncertainty in a tax position may arise because tax laws are subject to interpretation. We use judgment to (i) determine whether, based on the technical merits, a tax position is more likely than not to be sustained upon examination by taxing authorities and (ii) measure the amount of tax benefit that qualifies for recognition.

A valuation allowance is provided for those deferred income tax assets for which available information, including positive and negative evidence, suggests that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider carryback opportunities, future reversals of existing taxable temporary differences, prudent and feasible tax planning strategies in each jurisdiction, as well as future taxable income exclusive of reversing temporary differences. If we determine that we will not realize all or a portion of our deferred income tax assets, we will increase our valuation allowance. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced.

We have uncertain tax positions related to income tax assessments in Peru and Indonesia, including penalties and interest, which have not been recorded at December 31, 2025. Such tax positions, based solely on their technical merits, are more likely than not to be sustained upon examination by taxing authorities or have otherwise been effectively settled in accordance with applicable accounting guidance. Final taxes paid may be dependent upon many factors, including negotiations with taxing authorities. In certain jurisdictions, we pay a portion of the disputed amount before formally appealing an assessment. Such payment is recorded as a receivable if we believe the amount is collectible. Refer to Note 10 for further discussion.

Environmental Obligations. Refer to Notes 1 and 10, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of environmental obligations, including a summary of changes in our estimated environmental obligations for the three years ended December 31, 2025.

Our current and historical operating activities are subject to various national, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; generation, handling, storage, treatment, transportation and disposal of hazardous substances, hazardous wastes and other toxic materials; and remediation, restoration and reclamation of environmental contamination, and compliance with these laws and regulations requires significant expenditures. Environmental expenditures are charged to expense or capitalized, depending upon their future economic benefits. The guidance provided by U.S. GAAP requires that liabilities for contingencies be recorded when it is probable that obligations have been incurred, and the cost can be reasonably estimated. At December 31, 2025, environmental obligations recorded in our consolidated balance sheet totaled $2.0 billion.

Accounting for environmental obligations represents a critical accounting estimate because (i) changes to environmental laws and regulations and/or circumstances affecting our operations could result in changes to our estimates, which could have a significant impact on our results of operations, (ii) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (iii) calculating the discounted cash flows for environmental obligations assumed in the 2007 acquisition of Freeport Minerals Corporation requires management to estimate the amounts and timing of projected cash flows and make long-term assumptions about inflation rates and (iv) changes in estimates used in determining our environmental obligations could have a significant impact on our results of operations.

We perform a comprehensive annual review of our environmental obligations and also review changes in facts and circumstances associated with these obligations at least quarterly. Judgments and estimates are based upon currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether we are a potentially responsible party (PRP), the ability of other PRPs to pay their allocated portions and take into consideration reasonably possible outcomes. Our cost estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, updated cost assumptions (including increases and decreases to cost estimates), changes in the anticipated scope and timing of remediation activities, the settlement of environmental matters, required remediation methods and actions by or against governmental agencies or private parties.

Asset Retirement Obligations. Refer to Notes 1 and 10, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of reclamation and closure costs, including a summary of changes in our asset retirement obligations (AROs) for the three years ended December 31, 2025.

We record the fair value of our estimated AROs associated with tangible long-lived assets in the period incurred. Fair value is measured as the present value of cash flow estimates after considering inflation and a market risk premium. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible long-lived assets in the period incurred. These cost estimates may differ from financial assurance cost estimates for reclamation activities because of a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in scope and the exclusion of certain costs not considered reclamation and closure costs. At December 31, 2025, AROs recorded in our consolidated balance sheet totaled $3.8 billion.

Generally, ARO activities are specified by regulations or in permits issued by the relevant governing authority, and management's judgment is required to estimate the extent and timing of expenditures. Accounting for AROs represents a critical accounting estimate because (i) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (ii) reclamation and closure laws and regulations could change in the future, we

may commit to taking additional closure actions and/or circumstances affecting our operations could change, (iii) the methods used or required to plug and abandon non-producing oil and gas wellbores, remove platforms, tanks, production equipment and flow lines, and restore the wellsite could change, (iv) calculating the fair value of our AROs requires management to estimate projected cash flows, make long-term assumptions about inflation rates, determine our credit-adjusted, risk-free interest rates and determine market risk premiums that are appropriate for our operations and (v) given the magnitude of our estimated reclamation, mine closure and wellsite abandonment and restoration costs, changes in any or all of these estimates could have a significant impact on our results of operations.

Recoverable Copper in Stockpiles. Refer to Note 1 for further discussion of our accounting policy for recoverable copper in mill and leach stockpiles, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for risks associated with implementation of new technologies to recover copper in leach stockpiles.

We record, as inventory, applicable costs for copper contained in mill and leach stockpiles that are expected to be processed in the future based on proven processing technologies. Mill and leach stockpiles are evaluated periodically to ensure that they are stated at the lower of weighted-average cost or net realizable value.

Accounting for recoverable copper from mill and leach stockpiles represents a critical accounting estimate because (i) it is impracticable to determine copper contained in mill and leach stockpiles by physical count, thus requiring management to employ reasonable estimation methods and (ii) recoveries from leach stockpiles can vary significantly.

Based on our annual review of mill and leach stockpiles, we increased our estimated consolidated recoverable copper in certain leach stockpiles, net of joint venture interests, by 207 million pounds in 2025, primarily associated with Morenci leach stockpiles. At December 31, 2025, estimated consolidated recoverable copper was 1.4 billion pounds in leach stockpiles (with a carrying value of $2.2 billion) and 0.2 billion pounds in mill stockpiles (with a carrying value of $0.4 billion).

Impairment of Long-Lived Mining Assets. Refer to Note 1, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion regarding, and risks associated with, impairment of long-lived mining assets.

We assess the carrying values of our long-lived mining assets when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. In evaluating our long-lived mining assets for recoverability, we use estimates of pre-tax undiscounted future cash flows of our mines.

Estimates of future cash flows are derived from current business plans, which are developed using near-term metal price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near- and long-term metal price assumptions, other key assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserves estimates, including the timing and cost to develop and produce the mineral reserves; value beyond proven and probable mineral reserve estimates; and the use of appropriate discount rates in the measurement of fair value. We believe our estimates and models used to determine fair value are similar to what a market participant would use. As quoted market prices are unavailable for our individual mining operations, fair value is determined through the use of after-tax discounted estimated future cash flows.

During the two-year period ended December 31, 2025, no material impairments of our long-lived mining assets were recorded. Refer to Notes 3 and 10.

In addition to decreases in future metal price assumptions, other events that could result in future impairment of our long-lived mining assets include, but are not limited to, decreases in estimated recoverable proven and probable mineral reserves and any event that might otherwise have a material adverse effect on mine site production levels or costs.

CONSOLIDATED RESULTS

Years Ended December 31,	2025	2024
(In millions, except per share amounts)		
SUMMARY FINANCIAL DATA		
Revenues[a,b]	$25,915	$25,455
Operating income[a,c]	$ 6,518	$ 6,864
Net income attributable to common stock[b,c]	$ 2,204[d]	$ 1,889[e]
Diluted net income per share attributable to common stock[b,c]	$ 1.52[d]	$ 1.30[e]
Diluted weighted-average common shares outstanding	1,443	1,445
Operating cash flows[f]	$ 5,610	$ 7,160
Capital expenditures	$ 4,494	$ 4,808
At December 31:		
Cash and cash equivalents	$ 3,824	$ 3,923
Total debt, including current portion	$ 9,379	$ 8,948

a. Refer to "Business Divisions and Segments" for a summary of revenues and operating income by operating division.
b. Includes favorable adjustments to prior period provisionally priced concentrate and cathode copper sales totaling $63 million ($21 million to net income attributable to common stock or $0.01 per share) in 2025 and $28 million ($9 million to net income attributable to common stock or $0.01 per share) in 2024 (refer to Note 12).
c. We defer recognizing profits on intercompany sales until final sales to third parties occur. Changes in these deferrals attributable to variability in intercompany volumes resulted in net additions (reductions) to operating income totaling $118 million ($44 million to net income attributable to common stock or $0.03 per share) in 2025 and $21 million ($(3) million to net income attributable to common stock or less than $0.01 per share) in 2024.
d. Net income attributable to common stock includes net charges totaling $354 million ($0.25 per share), primarily associated with idle facility costs, direct recovery expenses and fixed asset impairments associated with the September 2025 mud rush incident at PTFI (refer to "Operations— Indonesia" for discussion of this incident), and charges at legacy oil and gas properties associated with adjustments to abandonment obligations and asset impairments. See below for further discussion of these net charges.
e. Net income attributable to common stock includes net charges totaling $257 million ($0.18 per share), primarily associated with charges at legacy oil and gas properties associated with adjustments to abandonment obligations and asset impairments, metals inventory adjustments, adjustments to environmental obligations and related litigation reserves, adjustments to PTFI's ARO, and nonrecurring labor-related charges at Cerro Verde, partly offset by net credits associated with historical tax matters at PTFI and a reduction in accruals for uncertain U.S. tax positions. See below for further discussion of these net charges.
f. Working capital and other uses totaled $1.3 billion in 2025 and $29 million in 2024.

Years Ended December 31,	2025	2024
SUMMARY OPERATING DATA		
Copper (millions of recoverable pounds)		
Production	**3,383**	4,214
Sales, excluding purchases	**3,574**	4,066
Average realized price per pound	**$ 4.75**	$ 4.21
Site production and delivery costs per pound[a]	**$ 2.75**[b]	$ 2.49
Unit net cash costs per pound[a]	**$ 1.65**[b]	$ 1.56
Gold (thousands of recoverable ounces)		
Production	**956**	1,880
Sales, excluding purchases	**1,066**	1,837
Average realized price per ounce	**$3,423**	$2,418
Molybdenum (millions of recoverable pounds)		
Production	**92**	80
Sales, excluding purchases	**83**	78
Average realized price per pound	**$22.63**	$21.77

a. Reflects per pound weighted-average production and delivery costs and unit net cash costs (net of by-product credits) for all copper mines, before net noncash and other costs. For reconciliations of the per pound unit net cash costs (credits) by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements, refer to "Product Revenues and Production Costs."
b. Excludes $0.17 per pound of idle facility costs and direct recovery expenses associated with the September 2025 mud rush incident at PTFI. Refer to "Operations—Indonesia" for further discussion.

Revenues

Consolidated revenues totaled $25.9 billion in 2025 and $25.5 billion in 2024. Our revenues primarily include the sale of copper concentrate, copper cathode and copper rod, as well as gold and molybdenum in various forms. Following is a summary of changes in our consolidated revenues from 2024 to 2025 (in millions):

Consolidated revenues—2024	$25,455
(Lower) higher sales volumes:	
Copper	**(2,073)**
Gold	**(1,954)**
Molybdenum	**110**
Higher averaged realized prices:	
Copper	**1,930**
Gold	**1,070**
Molybdenum	**72**
Adjustments for prior year provisionally priced copper sales	**35**
Higher Atlantic Copper revenues	**152**
Lower revenues from sales of purchased copper	**(235)**
Lower treatment charges	**333**
Lower export duties and royalties	**208**
Other, including intercompany eliminations	**812**
Consolidated revenues—2025	**$25,915**

Sales Volumes. Consolidated copper and gold sales volumes in 2025 were lower than 2024, primarily reflecting the September 2025 mud rush incident at PTFI and lower leach placements and mill ore grades in South America. Refer to "Operations" for further discussion of sales volumes at our mining operations.

Realized Prices. Our consolidated revenues can vary significantly as a result of fluctuations in the market prices of copper, gold and molybdenum. In 2025, our average realized prices, compared with 2024, were 13% higher for copper, 42% higher for gold and 4% higher for molybdenum.

Average realized copper prices benefited from net favorable adjustments to current period provisionally priced copper sales totaling $471 million for 2025 and $89 million for 2024. As discussed in Note 12, certain sales contracts for copper and gold provide final pricing in a specified future month (generally one to four months from the shipment date). We record revenues and invoice customers at the time of shipment based on then-current LME prices for copper or London PM prices for gold, which results in an embedded derivative on provisionally priced sales that is adjusted to fair value through earnings each period, using the period-end forward prices, until final pricing on the date of settlement. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising copper and gold prices, our revenues benefit from adjustments to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling copper and gold prices, the opposite occurs.

Prior Year Provisionally Priced Copper Sales. Net favorable adjustments to prior years' provisionally priced copper sales (*i.e.*, provisionally priced copper sales at December 31, 2024 and 2023) recorded in consolidated revenues totaled $63 million in 2025 and $28 million in 2024. Refer to "Disclosures About Market Risks—Commodity Price Risk" for further discussion of our provisionally priced copper sales, and to Notes 12 and 14 for a summary of total adjustments to prior period and current period provisionally priced copper sales.

Atlantic Copper Revenues. Atlantic Copper revenues totaled $3.2 billion in 2025, compared with $3.0 billion in 2024, primarily reflecting higher copper prices.

Sales of Purchased Copper. We purchase copper cathode primarily for processing by our U.S. Rod & Refining operations. The volumes of copper purchases vary depending on cathode production from our operations and totaled 127 million pounds in 2025 and 158 million pounds in 2024. Revenues associated with the sale of purchased copper vary with the volume of copper purchases and changes in copper prices. During 2025, we were able to meet customer demand for copper rod primarily using copper cathode produced by our U.S. and South America mining operations, resulting in a decrease in purchased copper volumes in 2025, compared with 2024.

Treatment Charges. Revenues from our concentrate sales are recorded net of treatment charges, which will vary with market conditions, sales volumes and the price of copper. The decrease in treatment charges in 2025, compared to 2024, primarily reflects lower treatment charge rates as a result of favorable market conditions and lower copper concentrate sales volumes in Indonesia and South America.

Export Duties and Royalties. Prior to the expiration of its export license on September 16, 2025, PTFI was assessed export duties on copper concentrate sales at a rate of 7.5%. PTFI incurred export duties totaling $337 million in 2025 and $457 million in 2024. PTFI pays royalties on all copper and gold sales, the amount of which varies with sales volumes and metal prices. Refer to Note 11.

Production and Delivery Costs

Consolidated production and delivery costs totaled $16.4 billion in 2025, compared with $15.6 billion in 2024.

Production and delivery costs for 2025 included charges totaling (i) $625 million for idle facility costs and direct recovery expenses associated with the September 2025 mud rush incident at PTFI, (ii) $118 million for impairments of legacy oil and gas properties and adjustments to abandonment obligations (including assumed obligations from bankruptcies of other companies), (iii) $81 million for PTFI asset impairments and write-offs mostly associated with the September 2025 mud rush incident and (iv) $65 million for remediation costs related to the October 2024 fire incident at PTFI's smelter. Production and delivery costs for 2025 also included charges totaling $73 million associated with planned maintenance turnaround costs at the Miami smelter and $39 million for tolling fees that were recognized as idle facility costs associated with PT Smelting's planned maintenance turnaround (PT Smelting is PTFI's 66%-owned smelter and refinery in Gresik, Indonesia).

Production and delivery costs for 2024 included charges totaling (i) $222 million for oil and gas matters, including impairments of legacy properties and assumed abandonment obligations (and related adjustments) resulting from bankruptcies of other companies, (ii) $144 million for adjustments to PTFI's ARO and (iii) $97 million for non-recurring labor-related charges at Cerro Verde associated with new collective labor agreements (CLAs).

During fourth-quarter 2025, PTFI completed investigations and remedial plans associated with the mud rush incident and a phased restart and ramp-up of the Grasberg Block Cave underground mine is anticipated to begin in second-quarter 2026. Following the September 2025 mud rush incident and until PTFI operations return to normal capacity, a portion of PTFI's production and delivery costs will be recognized as idle facility, which are non-inventoriable costs.

Mining Unit Site Production and Delivery Costs Per Pound. Site production and delivery costs for our copper mining operations primarily include labor, energy and other commodity-based inputs, such as sulfuric acid, steel, reagents, liners, tires and explosives. Consolidated unit site production and delivery costs (before net noncash and other costs) for our copper mines averaged $2.75 per pound of copper in 2025 and $2.49 per pound in 2024. Consolidated unit production and delivery costs for 2025 excluded $625 million, or $0.17 per pound of copper, for idle facility costs and direct recovery expenses associated with the September 2025 mud rush incident. Refer to "Operations—Unit Net Cash Costs" for further discussion of unit net cash costs associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements.

Our copper mining operations require significant amounts of energy, principally diesel, electricity, coal and natural gas, most of which is obtained from third parties under long-term contracts. Our take-or-pay contractual obligations for electricity totaled approximately $0.2 billion at December 31, 2025. We do not have take-or-pay contractual obligations for other energy commodities. Energy represented 15% of our copper mine site operating costs in 2025, including purchases of approximately 275 million gallons of diesel fuel; approximately 8,600 gigawatt hours of electricity at our U.S. and South America copper mining operations (we generate our own power at our Indonesia mining operation); approximately 550 thousand metric tons of coal for our coal power plant in Indonesia; and approximately 3 million MMBtu (million British thermal units) of natural gas at certain of our U.S. copper mines. Based on current cost estimates, energy is estimated to approximate 17% of our copper mine site operating costs for the year 2026.

Depreciation, Depletion and Amortization

Depreciation will vary under the unit-of-production (UOP) method as a result of changes in sales volumes and the related UOP rates at our mining operations. Consolidated depreciation, depletion and amortization (DD&A) totaled $2.2 billion in both 2025 and 2024. DD&A for 2025 includes $118 million for idle facility costs associated with the September 2025 mud rush incident at PTFI.

Based on current sales volume estimates, consolidated DD&A is estimated to approximate $2.5 billion for the year 2026, including $0.2 billion for idle facility costs associated with the September 2025 mud rush incident at PTFI.

Environmental Obligations and Shutdown Costs

Refer to Note 10, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of environmental obligations.

Environmental obligation costs reflect net revisions to our long-term environmental obligations, which vary from period to period because of changes to environmental laws and regulations, the settlement of environmental matters and/or circumstances affecting our operations that could result in significant changes in our estimates. Shutdown costs include care-and-maintenance costs and any litigation, remediation or related expenditures associated with closed facilities or operations.

Net charges for environmental obligations and shutdown costs totaled $58 million in 2025 and $127 million in 2024, which included net adjustments to environmental obligations totaling $(19) million and $82 million, respectively.

Interest Expense, Net

Consolidated interest costs (before capitalization) totaled $711 million in 2025 and $710 million in 2024.

Capitalized interest, which primarily related to our mining operations' capital projects, including construction and development of PTFI's downstream processing facilities, totaled $342 million in 2025 and $391 million in 2024. Refer to "Operations" and "Capital Resources and Liquidity—Investing Activities" for further discussion of current development projects.

Other Income, Net

Other income, net, which totaled $223 million in 2025 and $362 million in 2024, primarily includes amounts associated with interest income, currency exchange gains and losses, and mark-to-market impacts of trust assets used to satisfy financial assurance obligations for our New Mexico mining operations. Lower other income, net, in 2025, compared to 2024, primarily reflects lower interest income. The year 2024 also includes a credit of $26 million associated with the reduction in the accrual to indemnify PT Mineral Industri Indonesia (MIND ID) from potential losses arising from historical tax disputes.

Income Taxes

Refer to Note 9, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of income taxes.

Following is a summary of the approximate amounts used in the calculation of our consolidated income tax provision for the years ended December 31 (in millions, except percentages):

	2025			2024		
	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit
U.S.[b]	$ 409	1%	$ (4)	$ (533)	7%	$ 36
South America	2,133	39%	(842)	1,519	40%	(604)
Indonesia	3,865	37%	(1,415)	5,754	36%	(2,089)
Cerro Verde historical tax matters[c]	(27)	N/A	54	—	N/A	—
PTFI historical tax matters[d]	5	N/A	2	16	N/A	182
Eliminations and other	(13)	N/A	(16)	151	N/A	(48)
Consolidated FCX	$6,372	35%	$(2,221)	$(6,907)	37%	$(2,523)

a. Represents income before income taxes, equity in affiliated companies' net earnings and noncontrolling interests.

b. In addition to our U.S. copper and molybdenum mines, which had operating income of $1.7 billion in 2025 and $0.7 billion in 2024 (refer to "Business Divisions and Segments"), the U.S. jurisdiction reflects non-operating sites and corporate-level expenses, which include interest expense associated with our senior notes and general and administrative expenses. The U.S. jurisdiction also includes net revisions to environmental obligation estimates and charges associated with legacy oil and gas properties.

c. The year 2025 reflects amounts associated with closure of Cerro Verde's 2020 income tax audit.

d. The year 2025 reflects net credits associated with closure of PTFI's 2020 corporate income tax audit, and the year 2024 reflects net credits associated with closure of PTFI's 2021 corporate income tax audit and resolution of a framework for Indonesia disputed tax matters.

Assuming achievement of current sales volume and cost estimates and average prices of $5.00 per pound for copper, $4,000 per ounce for gold and $20.00 per pound for molybdenum, we estimate our consolidated effective tax rate for the year 2026 would approximate 33%. Changes in projected sales volumes and average prices during 2026 would incur tax impacts at estimated effective rates of 40% for Peru, 36% for Indonesia and 0% for the U.S. At higher copper prices, our U.S. jurisdiction may be subject to the Corporate Alternative Minimum Tax provisions of the U.S. Inflation Reduction Act of 2022. However, given our U.S. tax position, we would expect our consolidated effective tax rate to decline because of a higher share of earnings from the U.S. operations.

Net Income Attributable to Noncontrolling Interests

Refer to Note 2 for ownership in our subsidiaries.

Net income attributable to noncontrolling interests, which is primarily associated with PTFI, Cerro Verde and El Abra, totaled $1.9 billion in 2025 and $2.5 billion in 2024. Refer to "Business Divisions and Segments" below for net income attributable to noncontrolling interests for each of our business segments.

Based on achievement of current sales volume and cost estimates and assuming average prices of $5.00 per pound of copper, $4,000 per ounce of gold and $20.00 per pound of molybdenum for the year 2026, we estimate that net income attributable to noncontrolling interests will approximate $2.4 billion for the year 2026. The impact of price changes on net income attributable to noncontrolling interests for the year 2026 would approximate $0.2 billion for each $0.25 per pound change in the average price of copper for the year 2026. The actual amount will depend on many factors, including relative performance of each business segment, commodity prices, costs and other factors.

BUSINESS DIVISIONS AND SEGMENTS

We have organized our mining operations into four primary divisions—U.S. copper mines, South America operations, Indonesia operations and Molybdenum mines. Refer to "Operations" below for discussion of our mining operations.

U.S. Rod & Refining consists of copper conversion facilities located in the U.S., including a refinery and two rod mills. These operations process copper produced at our U.S. copper mines and purchased copper into copper cathode and rod. At times, these operations refine copper and produce copper rod for customers on a toll basis.

Atlantic Copper smelts and refines copper concentrate and markets refined copper and precious metals in slimes. During 2025, Atlantic Copper purchased 77% of its concentrate from third parties, 21% from our South America operations and 2% from our U.S. copper mines.

Corporate, Other & Eliminations consist of our other mining operations, exploration activities, legacy oil and gas properties, corporate and elimination items. Other mining operations include the Miami smelter, molybdenum conversion facilities in the U.S. and in Europe, five non-operating mines in the U.S. and other mining support entities.

Intersegment sales are based on terms similar to arms-length transactions with third parties at the time of the sale. Intersegment sales may not be reflective of the actual prices ultimately realized because of a variety of factors, including additional processing, the timing of sales to unaffiliated customers and transportation premiums.

We allocate certain operating costs, expenses and capital expenditures to our business segments. However, not all costs and expenses applicable to an operation are allocated. U.S. federal and state income taxes are recorded and managed at the corporate level (included in Corporate, Other & Eliminations in the below tables), whereas foreign income taxes are recorded and managed at the applicable country level. In addition, some selling, general and administrative costs are not allocated to the divisions or individual business segments. Accordingly, the following segment information reflects management determinations that may not be indicative of what the actual financial performance of each division or individual business segment would be if it was an independent entity.

Refer to Note 14 for a summary of our reportable segments as determined under U.S. GAAP guidance.

Financial Information by Business Divisions and Segments

(in millions)

	U.S. Copper Mines			South America Operations			Indonesia Operations	Molybdenum Mines	U.S. Rod & Refining	Atlantic Copper	Corporate, Other & Eliminations	FCX Total
	Morenci	Other	Total	Cerro Verde	Other	Total						
Year Ended December 31, 2025												
Revenues:												
Unaffiliated customers	$ 303	$ 309	$ 612	$3,776	$839	$4,615	$ 8,618	$ —	$6,850	$3,155	$ 2,065[a]	$25,915
Intersegment	2,345	4,428	6,773	930	127	1,057	4	754	40	14	(8,642)	—
Production and delivery	1,804	3,373	5,177	2,492	704	3,196	3,551[b]	563	6,854	3,099	(6,066)[d,e]	16,374
DD&A	209	310	519	373	72	445	1,094[c]	102	5	27	52	2,244
Selling, general and administrative expenses	1	3	4	7	—	7	132	—	—	32	370	545
Exploration and research expenses	34	20	54	16	4	20	5	1	—	—	112	192
Environmental obligations and shutdown costs	(7)	—	(7)	—	—	—	—	—	—	—	65	58
Gain on sales of assets	—	—	—	—	—	—	—	—	—	—	(16)	(16)
Operating income (loss)	607	1,031	1,638	1,818	186	2,004	3,840	88	31	11	(1,094)	6,518
Interest expense, net	(1)	(1)	(2)	(15)	—	(15)	(69)	—	—	(34)	(249)	(369)
Other (expense) income, net	(4)	7	3	111	4	115	52	(1)	(2)	(20)	76	223
Provision for income taxes	—	—	—	(720)[f]	(68)	(788)	(1,413)	—	—	—	(20)	(2,221)
Equity in affiliated companies' net earnings (losses)	—	—	—	—	—	—	6	—	—	—	(5)	1
Net income attributable to noncontrolling interests	—	—	—	(575)	(37)	(612)	(1,325)	—	—	—	(11)	(1,948)
Net income attributable to common stockholders												2,204
Capital expenditures	232	870	1,102	353	66	419	2,358	108	80	202	225	4,494
Year Ended December 31, 2024												
Revenues:												
Unaffiliated customers	$ 101	$ 79	$ 180	$3,618	$915	$4,533	$ 9,774	$ —	$6,196	$3,009	$ 1,763[a]	$25,455
Intersegment	2,246	3,814	6,060	638	—	638	544	592	43	8	(7,885)	—
Production and delivery	1,826	3,170	4,996	2,529[g]	701	3,230	3,368[h]	530	6,206	2,912	(5,688)[d]	15,554
DD&A	187	252	439	380	66	446	1,193	73	4	28	58	2,241
Selling, general and administrative expenses	2	2	4	8	—	8	127	—	—	28	346	513
Exploration and research expenses	17	27	44	12	4	16	8	—	—	—	88	156
Environmental obligations and shutdown costs	—	—	—	—	—	—	—	—	—	—	127	127
Operating income (loss)	315	442	757	1,327	144	1,471	5,622	(11)	29	49	(1,053)	6,864
Interest expense, net	—	(1)	(1)	(21)	—	(21)	(28)	—	—	(36)	(233)	(319)
Other (expense) income, net	(1)	2	1	42	24	66	136	—	(1)	13	147	362
(Provision for) benefit from income taxes	—	—	—	(542)	(62)	(604)	(1,907)[i]	—	—	—	11	(23)	(2,523)
Equity in affiliated companies' net earnings	—	—	—	—	—	—	7	—	—	—	8	15
Net income attributable to noncontrolling interests	—	—	—	(412)[j]	(67)	(479)	(2,022)[i]	—	—	—	(9)	(2,510)
Net income attributable to common stockholders												1,889
Capital expenditures	184	849	1,033	293	82	375	2,908	117	35	142	198	4,808

a. Includes revenues from the molybdenum sales company, which includes sales of molybdenum produced by our primary molybdenum mines and by certain of the U.S. copper mines and the Cerro Verde mine.
b. Includes charges totaling $625 million for idle facility costs and direct recovery expenses associated with the September 2025 mud rush incident, $81 million for asset impairment and other write-offs, $65 million for remediation related to the October 2024 smelter fire incident and $39 million for tolling fees that were recognized as idle facility costs associated with PT Smelting's planned major maintenance turnaround.
c. Includes charges totaling $118 million for idle facility costs associated with the September 2025 mud rush incident.
d. Includes charges totaling $118 million in 2025 and $222 million in 2024, primarily for impairments of legacy oil and gas properties and adjustments to abandonment obligations, including assumed obligations resulting from bankruptcies of other companies.
e. Includes charges totaling $73 million associated with planned maintenance turnaround costs at the Miami smelter.
f. Includes a net benefit to income taxes totaling $54 million associated with the closure of Cerro Verde's 2020 tax audit.
g. Includes nonrecurring labor-related charges totaling $97 million associated with Cerro Verde's new CLAs with its two unions.
h. Includes charges totaling $144 million for PTFI ARO adjustments.
i. Includes a net benefit to income taxes totaling $182 million associated with the closure of PTFI's 2021 corporate income tax audit and resolution of the framework for Indonesia disputed tax matters. FCX's economic and ownership interest in PTFI is 48.76% except for net income associated with the settlement of these historical tax matters, which was attributed based on the economics prior to January 1, 2023 (i.e., approximately 81% to FCX and 19% to MIND ID).
j. Prior to September 2024, FCX's interest in Cerro Verde was 53.56%.

OPERATIONS

Leaching and Technology Innovation Initiatives

We are incorporating new applications, technologies and data analytics into our leaching processes across our U.S. and South America operations. Incremental copper production from these initiatives totaled 214 million pounds in both 2025 and 2024.

We continue to apply operational enhancements on a larger scale and are advancing testing of innovative technology to increase production from these initiatives. In late 2025, we achieved an annual run rate of approximately 240 million pounds of copper and are targeting annual production of 300 million pounds of copper in 2026 from these initiatives. We believe there is potential for further significant increases in recoverable metal beyond the current annual target. We are deploying large-scale testing of an internally developed additive product at our Morenci operations with encouraging early results. In addition, we have identified other possible additives with strong potential and plan to apply heat with the new additives to further enhance recoveries. Continued success with these initiatives would be expected to contribute to additions in recoverable copper in leach stockpiles and favorably impact average unit net cash costs.

In addition to our innovative leaching initiatives, we are pursuing opportunities to leverage new technologies and analytic tools in automation and operating practices with a goal of improving operating efficiencies and reducing costs and capital intensity of our current operations and future development projects. We believe these leaching and technology initiatives are particularly important to our U.S. operations, which have lower ore grades.

Responsible Production

Refer to Items 1. and 2. "Business and Properties" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for discussion of our involvement with the International Council on Mining & Metals and environmental and social-related risks.

We demonstrate our responsible production performance through the Copper Mark, a comprehensive assurance framework developed specifically for the copper industry, and extended to other metals including molybdenum. To achieve the Copper Mark and Molybdenum Mark, as applicable, each site is required to complete an independent external assurance process to assess conformance with various environmental, social and governance criteria. Awarded sites must be revalidated every three years. We have achieved, and are committed to maintaining, the Copper Mark and Molybdenum Mark, as applicable, at all of our operating sites globally. With the completion of PTFI's downstream processing facilities, we are currently working toward their initial Copper Mark validation.

Feasibility and Optimization Studies

We are engaged in various studies associated with potential future expansion projects primarily at our mining operations. We are also undertaking optimization projects at our current mining operations to enhance efficiencies and reduce costs. The costs for these studies are charged to production and delivery costs as incurred and totaled $172 million in 2025 and $155 million in 2024. We estimate the costs of these studies will approximate $215 million for the year 2026, subject to market conditions and other factors.

U.S. Tariffs

In 2025, our costs were not significantly impacted by U.S. tariffs, and we are continuing to monitor the impacts on our business, cost structure and supply chains associated with tariffs on U.S. imports. Efforts continue to identify alternative sourcing options to mitigate potential future impacts of tariffs.

Effective August 1, 2025, a 50% tariff was imposed under Section 232 of the Trade Expansion Act, targeting U.S. imports of semi-finished copper products and copper-intensive derivative products. However, refined copper, including cathodes, concentrates and scrap, was exempted from the tariff, and the U.S. government has indicated it will reassess by mid-2026 the potential for a refined copper tariff of 15% beginning in January 2027 and rising to 30% in 2028. Refer to "Markets" in MD&A for further discussion of LME and COMEX copper prices.

Additionally, the U.S. Secretary of Commerce was directed to impose requirements that 25% of copper cathode and concentrate produced in the U.S. be sold domestically in 2027, potentially increasing to 30% in 2028 and 40% in 2029. Because of our integrated operations, these requirements are not expected to impact our business.

We are the leading copper supplier in the U.S., providing approximately 70% of total U.S. refined copper production through our integrated domestic mining and processing facilities, and most of which is sold domestically. For the year 2025, copper from our U.S. mining operations was sold 66% as rod, 25% as cathode and 9% in concentrate. We are well positioned in the U.S. with sizeable resources and opportunities to leverage existing infrastructure through brownfield expansions.

Government action related to tariffs and other controls on imports and exports or trade agreements or policies are difficult to predict and may continue to cause significant volatility in our financial performance and in the trading prices of our common stock. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion.

United States

We manage seven copper operations in the U.S.—Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico. We also operate a copper smelter and rod mill in Miami, Arizona, and a copper refinery and rod mill in El Paso, Texas. All of our U.S. operations are wholly owned, except for Morenci. We record our 72% undivided joint venture interest in Morenci using the proportionate consolidation method.

Our U.S. copper operations include open-pit mining, sulfide-ore concentrating, leaching and solution extraction/electrowinning (SX/EW) facilities. A majority of the copper produced at our U.S. copper operations is cast into copper rod by our U.S. Rod & Refining segment. The remainder of our U.S. copper production is sold as copper cathode or copper concentrate, a portion of which is shipped to Atlantic Copper (our wholly owned smelter and refinery in Spain). Molybdenum concentrate, gold and silver are also produced by certain of our U.S. copper operations.

Development Activities. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of risks associated with development projects.

We have substantial reserves, resources and future opportunities for organic growth in the U.S. associated with existing operations. Several initiatives are under way to target significant future growth in our U.S. copper operations, including the leaching and technology innovation initiatives discussed above.

We have defined an opportunity to more than double the concentrator capacity of the Bagdad operation in northwest Arizona. Bagdad's reserve life currently exceeds 80 years and supports an expanded operation. We completed technical and economic studies in late 2023 and are updating these studies in advance of a potential investment decision during 2026. These studies indicate the opportunity to construct new concentrating facilities to increase copper production by 200 to 250 million pounds per year. Estimated incremental project capital costs, which continue to be reviewed, approximate $3.5 billion. Expanded operations would provide improved efficiency and reduce unit net cash costs through economies of scale. Preliminary economics indicate that the expansion would require an incentive copper price of approximately $4.00 per pound and three to four years to complete. The decision to proceed with and timing of the potential expansion will take into account overall copper market conditions and other factors.

Conversion of Bagdad's haul truck fleet to autonomous haulage was completed in 2025, making Bagdad the first major mine in the U.S. to operate a fully autonomous haulage fleet. We continue to optimize the performance of the new autonomous fleet at Bagdad and are advancing projects to expand tailings storage facilities and local infrastructure to enhance optionality in the future expansion opportunity.

We continue to advance pre-feasibility studies in the Safford/Lone Star district to define a potential significant expansion opportunity. Positive drilling conducted in recent years indicates a large, mineralized district with opportunities to pursue a significant expansion project. We expect to complete these studies during 2026. The decision to proceed with and timing of the potential expansion will take into account results of technical and economic studies, overall copper market conditions and other factors.

Operating Data. Following is summary operating data for the U.S. copper mines for the years ended December 31:

	2025	2024
Operating Data, Net of Joint Venture Interests		
Copper (millions of recoverable pounds)		
Production	1,304	1,246
Sales, excluding purchases	1,296	1,257
Average realized price per pound	$ 4.91	$ 4.29
Molybdenum (millions of recoverable pounds)		
Production[a]	34	30
100% Operating Data		
Leach operations		
Leach ore placed in stockpiles (metric tons per day)	617,500	609,400
Average copper ore grade (%)	0.21	0.20
Copper production (millions of recoverable pounds)	832	842
Mill operations		
Ore milled (metric tons per day)	326,300	311,700
Average ore grade (%):		
Copper	0.31	0.30
Molybdenum	0.02	0.02
Copper recovery rate (%)	83.6	83.2
Copper production (millions of recoverable pounds)	665	601

a. Refer to "Consolidated Results" for our consolidated molybdenum sales volumes, which include sales of molybdenum produced at the U.S. copper mines.

Our consolidated copper production and sales volumes from the U.S. copper mines in 2025 were higher than 2024 volumes, primarily reflecting higher operating rates. U.S. copper sales are estimated to approximate 1.4 billion pounds in 2026. Refer to "Outlook" for projected molybdenum sales volumes.

Unit Net Cash Costs. We believe unit net cash costs per pound of copper is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and Molybdenum. The following table summarizes unit net cash costs and gross profit per pound at our U.S. copper mines for the two years ended December 31, 2025. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

| | 2025 | | | 2024 | | |
| | By-Product Method | Co-Product Method | | By-Product Method | Co-Product Method | |
		Copper	Molybdenum[a]		Copper	Molybdenum[a]
Revenues	$ 4.91	$ 4.91	$21.39	$ 4.29	$ 4.29	$20.13
Site production and delivery, before net noncash and other costs shown below	3.51	3.10	16.41	3.46	3.10	16.20
By-product credits	(0.59)	—	—	(0.48)	—	—
Treatment charges	0.13	0.12	—	0.13	0.12	—
Unit net cash costs	3.05	3.22	16.41	3.11	3.22	16.20
DD&A	0.40	0.35	1.28	0.34	0.31	1.19
Noncash and other costs, net	0.16[b]	0.15	0.38	0.19[b]	0.18	0.36
Total unit costs	3.61	3.72	18.07	3.64	3.71	17.75
Gross profit per pound	$ 1.30	$ 1.19	$ 3.32	$ 0.65	$ 0.58	$ 2.38
Copper sales (millions of recoverable pounds)	1,301	1,301		1,263	1,263	
Molybdenum sales (millions of recoverable pounds)[a]			34			30

a. Reflects sales of molybdenum produced by certain of the U.S. copper mines to our molybdenum sales company at market-based pricing.
b. Includes charges totaling $0.07 per pound of copper in 2025 and $0.05 per pound of copper in 2024 for feasibility and optimization studies. Also, includes charges totaling $0.05 per pound of copper in 2024 for metals inventory adjustments.

Our U.S. copper mines have varying cost structures because of differences in ore grades and characteristics, processing costs, by-product credits and other factors. Average unit net cash costs (net of by-product credits) for the U.S. copper mines of $3.05 per pound of copper in 2025 were lower than average unit net cash costs of $3.11 per pound of copper in 2024, primarily reflecting higher by-product credits and copper volumes, partly offset by higher costs for labor and supplies.

Because certain assets are depreciated on a straight-line basis, the U.S.'s average unit depreciation rate may vary with asset additions and the level of copper production and sales.

Average unit net cash costs (net of by-product credits) for our U.S. copper mines are expected to approximate $2.96 per pound of copper for the year 2026, based on achievement of current sales volume and cost estimates and assuming an average price of $20.00 per pound of molybdenum. Our U.S. copper mines' average unit net cash costs for the year 2026 would change by approximately $0.05 per pound of copper for each $2 per pound change in the average price of molybdenum.

South America

We manage two copper operations in South America—Cerro Verde in Peru (55.08%-owned) and El Abra in Chile (51%-owned), which are consolidated in our financial statements.

South America operations include open-pit mining, sulfide-ore concentrating, leaching and SX/EW facilities. Production from our South America operations is sold as copper concentrate or cathode under long-term contracts. Our South America operations also sell a portion of their copper concentrate production to Atlantic Copper. In addition to copper, the Cerro Verde mine produces molybdenum concentrate and silver.

Development Activities. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of risks associated with development projects.

At the El Abra operations in Chile, we have completed substantial drilling and evaluations and have identified a large sulfide reserve in support of a potential major mill project similar to the large-scale concentrator at Cerro Verde. The project could result in the addition of over 700 million pounds of copper production per year. At December 31, 2025, our preliminary estimated consolidated recoverable proven and probable mineral reserves included 17.5 billion pounds of copper associated with this potential mill project at El Abra.

We have advanced preparation of our permitting application and plan to submit an environmental impact statement to Chile regulatory authorities in the first half of 2026. Preliminary estimates, which remain under review, indicate that the project economics would be supported using an incentive copper price of less than $4.00 per pound. The decision to proceed with and timing of the potential project will take into account overall copper market conditions, required permitting and other factors.

In December 2025, Cerro Verde entered into an agreement with SEDAPAR, the municipal water and sanitation services provider in the Arequipa region, to expand the existing wastewater treatment plant and complete additional infrastructure projects for the benefit of Arequipa's population. The agreement provides Cerro Verde with preferential rights to a portion of the treated water and secures long-term access to water to support its operations. Refer to Note 11 for further discussion.

Operating Data. Following is summary consolidated operating data for our South America operations for the years ended December 31:

	2025	2024
Copper (millions of recoverable pounds)		
Production	1,064	1,168
Sales	1,073	1,177
Average realized price per pound	$ 4.79	$ 4.16
Molybdenum (millions of recoverable pounds)		
Production[a]	21	20
Leach operations		
Leach ore placed in stockpiles (metric tons per day)	148,700	164,300
Average copper ore grade (%)	0.41	0.42
Copper production (millions of recoverable pounds)	263	295
Mill operations		
Ore milled (metric tons per day)	407,900	415,500
Average ore grade (%):		
Copper	0.30	0.33
Molybdenum	0.01	0.01
Copper recovery rate (%)	84.3	83.6
Copper production (millions of recoverable pounds)	801	873

a. Refer to "Consolidated Results" for our consolidated molybdenum sales volumes, which include sales of molybdenum produced at the Cerro Verde mine.

Our consolidated copper production and sales volumes from our South America operations in 2025 were lower than 2024 volumes, primarily reflecting lower ore grades and operating rates. South America copper sales volumes are expected to approximate 1.1 billion in 2026. Refer to "Outlook" for projected molybdenum sales volumes.

Unit Net Cash Costs. We believe unit net cash costs per pound of copper is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper. The following table summarizes unit net cash costs and gross profit per pound of copper at our South America operations for the two years ended December 31, 2025. Unit net cash costs per pound of copper are reflected under the by-product and co-product methods as the South America operations also had sales of molybdenum and silver. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2025		2024	
	By-Product Method	Co-Product Method	By-Product Method	Co-Product Method
Revenues, excluding adjustments	$ 4.79	$ 4.79	$ 4.16	$ 4.16
Site production and delivery, before net noncash and other costs shown below	2.82	2.56	2.63[a]	2.43
By-product credits	(0.47)	—	(0.34)	—
Treatment charges	0.07	0.07	0.16	0.16
Royalty on metals	0.01	0.01	0.01	0.01
Unit net cash costs	2.43	2.64	2.46	2.60
DD&A	0.41	0.37	0.38	0.35
Noncash and other costs, net	0.11[b]	0.10	0.08[b]	0.07
Total unit costs	2.95	3.11	2.92	3.02
Revenue adjustments, primarily for pricing on prior period open sales	0.05	0.05	0.03	0.03
Gross profit per pound	$ 1.89	$ 1.73	$ 1.27	$ 1.17
Copper sales (millions of recoverable pounds)	1,073	1,073	1,177	1,177

a. Includes $0.08 per pound of copper for nonrecurring labor-related charges at Cerro Verde associated with new CLAs.
b. Includes $0.06 per pound of copper in 2025 and $0.05 per pound of copper in 2024 for feasibility and optimization studies.

Our South America operations have varying cost structures because of differences in ore grades and characteristics, processing costs, by-product credits and other factors. Average unit net cash costs (net of by-product credits) for South America operations of $2.43 per pound of copper in 2025 were slightly lower than average unit net cash costs of $2.46 per pound in 2024, primarily reflecting higher by-product credits and lower treatment charges, partly offset by the impact of lower copper volumes and higher labor costs, including employee profit-sharing.

Revenues from Cerro Verde's copper concentrate sales are recorded net of treatment charges, which will vary with market conditions, sales volumes and the price of copper. The year 2025 reflects lower treatment charge rates as a result of favorable market conditions.

Because certain assets are depreciated on a straight-line basis, South America's unit depreciation rate may vary with asset additions and the level of copper production and sales.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

Average unit net cash costs (net of by-product credits) for South America operations are expected to approximate $2.58 per pound of copper for the year 2026, based on achievement of current sales volume and cost estimates and assuming an average price of $20.00 per pound of molybdenum.

Indonesia

PTFI operates one of the world's largest copper and gold mines at the Grasberg minerals district in Central Papua, Indonesia. PTFI produces copper concentrate that contains significant quantities of gold and silver. We have a 48.76% ownership interest in PTFI and manage its operations. PTFI's results are consolidated in our financial statements. With the completion of PTFI's downstream processing facilities, PTFI is a fully integrated producer of refined copper and gold.

Operating, Development and Exploration Activities. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of risks associated with development projects, exploration activities and development of underground mining.

Over a multi-year investment period, PTFI has successfully commissioned three large-scale underground mines in the Grasberg minerals district (Grasberg Block Cave, DMLZ and Big Gossan) and related expansion of the milling facilities. At normal operating rates, PTFI's underground operations produce approximately 1.7 billion pounds of copper and 1.3 million ounces of gold per year and are among the lowest-cost operations in the world. Production of 1.0 billion pounds of copper and 0.9 million ounces of gold during 2025 primarily reflects the impact of the temporary suspension of operations at the Grasberg Block Cave underground mine since September 2025, which is expected to begin a phased restart and ramp-up in second-quarter 2026.

Production from PTFI's underground mines is expected to continue through 2041 and an extension of PTFI's operating rights beyond 2041 would extend the lives of these mines. Refer to "Long-term Mining Rights" below for further discussion.

PTFI is also conducting exploration in the Grasberg minerals district targeting the potential extension of significant mineralization below the DMLZ underground mine.

Grasberg Minerals District Mud Rush Incident. On September 8, 2025, PTFI experienced an external mud rush incident that resulted in seven fatalities. Mining operations were temporarily suspended to prioritize the recovery of the seven team members fatally injured and to conduct investigations. Following the mud rush incident, PTFI has been engaged in activities to address the incident and advance preparation for a safe and sustainable restart of operations.

In late October 2025, PTFI restarted operations at the unaffected DMLZ and Big Gossan underground mines. Investigations and remedial plans were completed in fourth-quarter 2025 and a phased restart and ramp-up of the Grasberg Block Cave underground mine is anticipated to begin in second-quarter 2026.

The plan includes a restart of Production Blocks 2 and 3 in second-quarter 2026 and the potential restart of operations in Production Block 1 during 2027. Based on current estimates, PTFI expects approximately 85% of its total production at normal operating rates to be restored in the second half of 2026. Key milestones required for initiating production in Production Blocks 2 and 3, including mud removal in mine workings, repairs of supporting infrastructure and installation of protective barriers, are progressing on schedule.

PTFI is seeking recovery of damages under its property and business interruption insurance policies, which cover up to $1.0 billion in losses (subject to a limit of $0.7 billion on underground incidents), after a $0.5 billion deductible.

Refer to Note 10 for further discussion.

Kucing Liar. Since 2022, PTFI has conducted long-term mine development activities at its Kucing Liar deposit in the Grasberg minerals district. During 2025, PTFI completed studies to evaluate the potential to expand the footprint of the deposit, which was previously designed to operate at a long-term rate of 90,000 metric tons of ore per day. The studies identified a low-cost expansion opportunity to increase Kucing Liar's design capacity to 130,000 metric tons of ore per day and increase Kucing Liar's reserves by approximately 20%. At December 31, 2025, PTFI's preliminary estimates of Kucing Liar reserves approximate 8 billion pounds of copper and 8 million ounces of gold to be recovered through 2041, an increase from previous estimates of 7 billion pounds of copper and 6 million ounces of gold. Under the new design, average annual Kucing Liar production at full rates would approximate 750 million pounds of copper and 735 thousand ounces of gold (an increase of more than 35% from prior estimates). The economic studies took into account an approximate 10% increase in Kucing Liar capital ($0.5 billion), impact to operating rates at the Grasberg Block Cave underground mine and reduction of capital expenditures associated with PTFI's mine operations in connection with the processing of higher pyrite ore.

At December 31, 2025, PTFI had incurred approximately $1.1 billion for Kucing Liar, and capital investments are estimated to approximate an additional $4 billion through 2033 (averaging approximately $0.5 billion per year). Initial production is expected to commence ramping up in the 2030 timeframe.

Downstream Processing Facilities. PTFI's smelter and PT Smelting smelt and refine copper concentrate from PTFI, and the PMR processes anode slimes from the smelter and PT Smelting.

During 2024, construction of PTFI's smelter in Eastern Java, Indonesia, was completed. In October 2024, during start-up activities, a fire occurred that required temporary suspension of smelting operations to complete repairs. Operations commenced in May 2025, following completion of repairs, and in July 2025, PTFI's smelter produced its first copper cathode. As part of start-up activities, PTFI commenced gold production from the PMR in December 2024 and operated on a limited basis during 2025, primarily processing anode slimes from PT Smelting.

Following the September 2025 mud rush incident, smelting operations in Indonesia at both PTFI's smelter and PT Smelting were temporarily suspended during fourth-quarter 2025 as a result of limited copper concentrate availability. PT Smelting restarted operations in late December 2025 and is expected to operate at reduced rates pending the anticipated second-quarter 2026 restart of mining at the Grasberg Block Cave underground mine.

Shipments to PTFI's smelter are expected to recommence in the second half of 2026, pending the successful ramp-up of mining operations. We expect higher variability between PTFI's production and sales until its downstream processing facilities achieve normalized operating rates.

Natural Gas Facilities. PTFI plans to transition its existing energy source from coal to natural gas, which would meaningfully reduce PTFI's greenhouse gas emissions at the Grasberg minerals district. Following the September 2025 mud rush incident, PTFI's planned investments for a new gas-fired combined cycle facility have been deferred with start-up and commissioning of the new facility scheduled in the second half of 2029. Once complete, PTFI's dual-fuel power plant and the new gas-fired combined cycle facility will be fueled by natural gas supplied by a floating liquefied natural gas storage and regassification unit.

Long-Term Mining Rights. With the completion of PTFI's downstream processing facilities during 2025, FCX and PTFI have advanced discussions with the Indonesia government for a long-term extension of PTFI's operating rights beyond the current expiration in 2041. An extension would enable continuity of large-scale operations for the benefit of all stakeholders and provide growth options through additional resource development opportunities in the highly attractive Grasberg minerals district.

PTFI is preparing its application for a long-term extension expected to cover the life of the resource, which is expected to be submitted during 2026. In connection with the extension, PTFI would pursue additional exploration, conduct studies for future additional development and expand its social programs. We expect to maintain our ownership interest in PTFI of approximately 49% through 2041 and hold approximately 37% beginning in 2042, following the transfer of an additional interest in PTFI to an Indonesia state-owned enterprise. We expect the existing governance agreements would continue over the life of the resource.

Refer to Notes 10 and 11 for further discussion of Indonesia regulatory matters, including its special mining business license (IUPK).

Operating Data. Following is summary consolidated operating data for Indonesia operations for the years ended December 31:

	2025	2024
Copper (millions of recoverable pounds)		
Production	1,015	1,800
Sales	1,205	1,632
Average realized price per pound	$ 4.53	$ 4.19
Gold (thousands of recoverable ounces)		
Production	937	1,861
Sales	1,050	1,817
Average realized price per ounce	$ 3,418	$ 2,418
Ore extracted and milled (metric tons per day):		
Grasberg Block Cave underground mine	78,400	133,800
DMLZ underground mine	54,300	64,900
Big Gossan underground mine	6,000	8,000
Other adjustments	(600)	1,700
Total	138,100	208,400
Average ore grade:		
Copper (%)	1.10	1.27
Gold (grams per metric ton)	0.77	1.00
Recovery rates (%):		
Copper	87.9	88.4
Gold	75.7	76.9

PTFI's consolidated copper and gold production and sales volumes in 2025 were significantly lower than 2024 volumes, reflecting the impact of the September 2025 mud rush incident.

Historically, PTFI recognized concentrate sales upon loading of shipments; however, PTFI's future concentrate production will be processed by PT Smelting and its smelter, and refined sales will be recognized after processing and sale of the metal. Accordingly, PTFI may experience higher variability between production volumes and sales volumes.

For the year 2026, copper and gold production volumes are expected to exceed sales volumes, reflecting deferrals of approximately 100 million pounds of copper and 100 thousand ounces of gold associated with inventory held at PTFI's smelting operations.

Consolidated sales volumes from PTFI are expected to approximate 0.9 billion pounds of copper and 0.8 million ounces of gold for the year 2026. Based on current estimates, approximately 78% of PTFI's copper sales and 75% of PTFI's gold sales in 2026 are expected to occur in the second half of the year, reflecting a phased restart and ramp-up of the Grasberg Block Cave underground mine beginning in second-quarter 2026.

Projected sales volumes are dependent on operational performance; the timing of restarting and ramping up the Grasberg Block Cave underground mine at PTFI, which is currently expected to begin in second-quarter 2026; weather-related conditions; and other factors detailed in the "Cautionary Statement" below.

Unit Net Cash (Credits) Costs. We believe unit net cash (credits) costs per pound of copper is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and per Ounce of Gold. The following table summarizes the unit net cash (credits) costs and gross profit per pound of copper and per ounce of gold at our Indonesia mining operations for the two years ended December 31, 2025. Refer to "Product Revenues and Production Costs" for an explanation of "by-product" and "co-product" methods and a reconciliation of unit net cash (credits) costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

| | 2025 | | | 2024 | | |
| | By-Product Method | Co-Product Method | | By-Product Method | Co-Product Method | |
		Copper	Gold		Copper	Gold
Revenues, excluding adjustments	$ 4.53	$ 4.53	$3,418	$ 4.19	$ 4.19	$2,418
Site production and delivery, before net noncash and other costs shown below	1.86	1.10	828	1.64	0.98	566
Gold, silver and other by-product credits	(3.17)	—	—	(2.82)	—	—
Treatment charges	0.19	0.11	83	0.35	0.21	120
Export duties	0.28	0.16	127	0.28	0.17	96
Royalty on metals	0.29	0.17	129	0.27	0.16	92
Unit net cash (credits) costs	(0.55)	1.54	1,167	(0.28)	1.52	874
DD&A	0.91[a]	0.53	402	0.73	0.44	252
Noncash and other costs, net	0.89[b]	0.53	397	0.22[c]	0.13	77
Total unit costs	1.25	2.60	1,966	0.67	2.09	1,203
Revenue adjustments, primarily for pricing on prior period open sales	0.02	0.02	13	0.01	0.01	(2)
Gross profit per pound/ounce	$ 3.30	$ 1.95	$1,465	$ 3.53	$ 2.11	$1,213
Copper sales (millions of recoverable pounds)	1,205	1,205		1,632	1,632	
Gold sales (thousands of recoverable ounces)			1,050			1,817

a. Includes idle facility costs resulting from the September 2025 mud rush incident totaling $0.10 per pound of copper.
b. Includes (i) $0.52 per pound of copper for idle facility costs and direct recovery expenses associated with the September 2025 mud rush incident, (ii) $0.18 per pound of copper for operational readiness and start-up costs associated with PTFI's downstream processing facilities, (iii) $0.07 per pound of copper for asset impairments and write-offs, (iv) $0.05 per pound of copper for remediation costs related to the October 2024 fire incident at the smelter and (v) $0.03 per pound of copper for idle facility related tolling fees as a result of PT Smelting's planned major maintenance turnaround.
c. Includes $0.09 per pound of copper for ARO adjustments and $0.08 per pound of copper for operational readiness and startup costs associated with PTFI's downstream processing facilities.

A significant portion of PTFI's costs are fixed and unit costs vary depending on volumes and other factors. PTFI's unit net cash credits (including gold, silver and other by-product credits and excluding idle facility costs and direct recovery expenses totaling $625 million associated with the September 2025 mud rush incident) of $0.55 per pound of copper in 2025 were favorable compared to the unit net cash credits (net of gold, silver and other by-product credits) of $0.28 per pound of copper in 2024, primarily reflecting higher by-product credits and lower treatment charges, partly offset by lower copper volumes.

Treatment charges vary with market conditions, the volume of metals sold and the price of copper, and royalties vary with the volume of metals sold and the prices of copper and gold. The decrease in treatment charges in 2025, compared to 2024, primarily reflects lower treatment charge rates as a result of favorable market conditions.

Prior to the expiration of PTFI's export license on September 16, 2025, export duties were assessed on its copper concentrate sales at a rate of 7.5%. Refer to Note 11 for further discussion.

Because certain assets are depreciated on a straight-line basis, PTFI's unit depreciation rate may vary with asset additions and the level of copper volumes and changes in copper and gold inventory.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

PTFI's average unit net cash credits (including by-product credits and excluding idle facility costs and restoration expenses associated with the September 2025 mud rush incident) are expected to approximate $1.13 per pound of copper for the year 2026, based on achievement of current sales volumes and cost estimates and assuming an average price of $4,000 per ounce of gold. PTFI's average unit net cash credits are expected to improve throughout 2026 as PTFI's operations and smelting activities are restarted. PTFI's average unit net cash credits for the year 2026 would change by approximately $0.09 per pound of copper for each $100 per ounce change in the average price of gold. During the phased restart and ramp-up of operations in 2026, a portion of PTFI's cost of sales are expected to be recognized as idle facility, which are non-inventoriable costs. Idle facility costs and restoration expenses are expected to total $0.9 billion for the year 2026.

PTFI's projected sales volumes and unit net cash costs for the year 2026 are dependent on operational performance; the timing of restarting and ramping up the Grasberg Block Cave underground mine at PTFI, which is currently expected to begin in second-quarter 2026; weather-related conditions; and other factors. Refer to "Cautionary Statement" below, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of factors that could cause results to differ materially from projections.

Molybdenum Mines

We operate two wholly owned primary molybdenum operations in Colorado—the Climax open-pit mine and the Henderson underground mine. The Climax and Henderson mines produce high-purity, chemical-grade molybdenum concentrate, which is typically further processed into value-added molybdenum chemical products. The majority of the molybdenum concentrate produced at the Climax and Henderson mines and at our U.S. copper mines and Cerro Verde mine is processed at our conversion facilities.

Operating and Development Activities. Production from the Molybdenum mines totaled 37 million pounds of molybdenum in 2025 and 30 million pounds of molybdenum in 2024, primarily reflecting higher milling rates. Refer to "Consolidated Results" for our consolidated molybdenum operating data, which includes sales of molybdenum produced at our primary molybdenum operations and from our U.S. copper mines and Cerro Verde mine. Refer to "Outlook" for projected consolidated molybdenum sales volumes and to "Markets" for a discussion of molybdenum prices.

Unit Net Cash Costs per Pound of Molybdenum. We believe unit net cash costs per pound of molybdenum is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Average unit net cash costs for our Molybdenum mines of $15.78 per pound of molybdenum in 2025 were lower than $17.89 per pound of molybdenum in 2024, primarily reflecting higher volumes and lower contract labor costs. Average unit net cash costs for the Molybdenum mines are expected to approximate $16.60 per pound of molybdenum for the year 2026, based on achievement of current sales volumes and cost estimates. Refer to "Product Revenues and Production Costs" for a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

Downstream Processing Facilities

Through our downstream integration, we are able to place a significant portion of our copper concentrate production. PTFI's downstream processing facilities in Eastern Java, Indonesia, are wholly owned and operated, and PTFI has a 66% ownership interest in PT Smelting (39.5% prior to June 30, 2024), which is operated by Mitsubishi Materials Corporation (refer to Note 2 for further discussion of PT Smelting). We wholly own and operate the Miami smelter and rod mill in Arizona, the El Paso refinery and rod mill in Texas, and the Atlantic Copper smelter and refinery in Huelva, Spain.

We manufacture continuous cast copper rod at our U.S. rod facilities primarily using copper produced at our U.S. copper mines and processing facilities. Rod production from these facilities approximated one billion pounds of copper for each of the last three years and is expected to approximate one billion pounds for the year 2026.

Our Miami smelter in Arizona has been operating for over 100 years and has been upgraded numerous times during that period to implement new technologies, improve production and comply with air quality requirements. Major maintenance turnarounds are anticipated to occur approximately every three to four years for the Miami smelter. In 2025, the Miami smelter performed a major maintenance turnaround and incurred maintenance charges and idle facility costs of approximately $73 million.

Atlantic Copper smelts and refines copper concentrate and markets refined copper and precious metals in slimes. During the year 2025, Atlantic Copper's copper concentrate purchases included 77% from third parties and 23% from our copper mining operations. Atlantic Copper's treatment charges, which consist of a base rate per pound of copper and per ounce of gold, are generally fixed and represent a cost to our mining operations and income to Atlantic Copper (*i.e.*, higher treatment charges benefit our Atlantic Copper operations). Our U.S. copper mines are less significantly affected by changes in treatment charges because these operations are largely integrated with our Miami smelter and El Paso refinery.

We defer recognizing profits on sales from our mining operations to Atlantic Copper until final sales to third parties occur. Changes in these deferrals attributable to variability in intercompany volumes resulted in net additions (reductions) to operating income totaling $118 million ($44 million to net income attributable to common stock) in 2025 and $21 million ($(3) million to net income attributable to common stock) in 2024. Our net deferred profits on our inventories at Atlantic Copper to be recognized in future periods' operating income totaled $122 million ($40 million to net income attributable to common stock) at December 31, 2025. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices will result in variability in our net deferred profits and quarterly earnings.

CAPITAL RESOURCES AND LIQUIDITY

Our consolidated operating cash flows vary with sales volumes; prices realized from copper, gold and molybdenum sales; production costs; income taxes; other working capital changes; and other factors. Refer to "Consolidated Results," and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of our energy requirements and related costs.

We remain focused on managing operating and capital costs efficiently and continue to advance several important value-enhancing initiatives. We believe the actions we have taken in recent years to build a solid balance sheet, successfully expand low-cost operations and maintain flexible organic growth options while maintaining sufficient liquidity, will allow us to continue to execute our business plans in a prudent manner during periods of economic uncertainty while preserving substantial future asset values. We closely monitor market and business conditions and adjust our operating plans to protect liquidity and preserve our asset values, when necessary. We expect to maintain a strong balance sheet and liquidity position as we focus on building long-term value in our business, executing our operating plans safely, responsibly and efficiently, and prudently managing operating costs and capital expenditures.

Based on current sales volume (which assumes a phased restart and ramp-up of the Grasberg Block Cave underground mine at PTFI beginning in second-quarter 2026), cost and metal price estimates and planned capital expenditures discussed in "Outlook," our available cash and cash equivalents plus our projected consolidated operating cash flows of approximately $8 billion for the year 2026 exceed our expected consolidated capital expenditures of $4.3 billion.

We expect to have cash on hand and the financial flexibility to fund capital expenditures and our other cash requirements for the next 12 months, including noncontrolling interest distributions, income tax payments, current common stock dividends (base and variable) and any share or debt repurchases. Planned capital expenditures for major projects over the next few years are primarily associated with underground mine development in the Grasberg minerals district and expansion projects in the U.S.

At December 31, 2025, we had $3.8 billion of consolidated cash and cash equivalents, and FCX, PTFI and Cerro Verde have $3.0 billion, $1.5 billion and $350 million, respectively, of availability under their revolving credit facilities.

Financial Policy. Our financial policy is aligned with our strategic objectives of maintaining a solid balance sheet, providing cash returns to shareholders and advancing opportunities for future growth. The policy includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interest would be allocated to shareholder returns and the balance to debt reduction and investments in value-enhancing growth projects, subject to us maintaining our net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding debt for PTFI's downstream processing facilities). Our Board reviews the structure of the performance-based payout framework at least annually.

At December 31, 2025, our net debt totaled $2.3 billion, which excludes $3.2 billion of debt for PTFI's downstream processing facilities. Refer to "Net Debt" for further discussion.

On December 17, 2025, our Board declared cash dividends totaling $0.15 per share on our common stock (including a $0.075 per share quarterly base cash dividend and a $0.075 per share quarterly variable, performance-based cash dividend), which were paid on February 2, 2026, to shareholders of record as of January 15, 2026. The base and variable dividends on our common stock totaled $0.60 per share for 2025, comprised of a $0.30 per share base dividend and $0.30 per share variable dividend.

As of December 31, 2025, we have acquired a total of 52 million shares ($38.51 average cost per share) and have $3.0 billion available under our current share repurchase program. We had 1.4 billion shares of common stock outstanding at December 31, 2025. Refer to Note 8 for further discussion.

The declaration and payment of dividends (base or variable) and timing and amount of any share repurchases are at the discretion of our Board and management, respectively, and are subject to a number of factors, including not exceeding our net debt target, capital availability, financial results, cash requirements, global economic conditions, changes in laws, contractual restrictions and other factors deemed relevant by our Board or management, as applicable. Our share repurchase program may be modified, increased, suspended or terminated at any time at our Board's discretion.

Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, and "Cautionary Statement" below for further discussion.

Cash

Following is a summary of the U.S. and international components of consolidated cash and cash equivalents available to the parent company, net of noncontrolling interests' share and withholding taxes, at December 31, 2025 (in billions):

Cash at domestic companies	$1.8
Cash at international operations	2.0
Total consolidated cash and cash equivalents	3.8
Noncontrolling interests' share	(0.9)
Cash, net of noncontrolling interests' share	2.9
Withholding taxes	(0.1)
Net cash available	$2.8

Cash held at our international operations is generally used to support our foreign operations' capital expenditures, operating expenses, debt repayments, working capital or other cash needs. Management believes that sufficient liquidity is available in the U.S. from cash balances and availability from our revolving credit facility. We elected to not permanently reinvest earnings from our foreign subsidiaries, and we recorded deferred tax liabilities for foreign earnings that are available to be repatriated to the U.S. From time to time, our foreign subsidiaries distribute earnings to the U.S. through dividends that are subject to applicable withholding taxes and noncontrolling interests' share. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of our holding company structure and the potential impact of changes in tax laws.

Debt

At December 31, 2025, consolidated debt totaled $9.4 billion, with a weighted-average interest rate of 5.2%. Substantially all of our outstanding debt is fixed-rate and our total debt has an average remaining duration of approximately eight years. There are no senior note maturities scheduled in 2026 and $1.3 billion scheduled in 2027.

At December 31, 2025, we had no borrowings and $5 million in letters of credit issued under our $3.0 billion revolving credit facility, PTFI had $250 million in borrowings outstanding under its $1.75 billion revolving credit facility and Cerro Verde had no borrowings under its $350 million revolving credit facility. At December 31, 2025, Atlantic Copper had borrowings of $482 million outstanding under short-term lines of credit used for working capital requirements.

Refer to Note 6 for further discussion of debt.

Operating Activities

We generated consolidated operating cash flows of $5.6 billion in 2025 (net of $1.3 billion for working capital and other uses) and $7.2 billion in 2024 (net of $29 million for working capital and other uses).

Lower operating cash flows in 2025, compared with 2024, primarily reflect lower copper and gold sales volumes, primarily resulting from the September 2025 mud rush incident at PTFI, partly offset by higher copper and gold prices. Operating cash flows for 2025 were also impacted by higher working capital and other uses primarily related to an increase in accounts receivable associated with higher prices and the timing of sales and associated collections, as well as higher tax payments in Indonesia, partly offset by increased accruals from the timing of purchases, and reserves associated with asbestos and talc claims.

Investing Activities

Capital Expenditures. Capital expenditures, including capitalized interest, totaled $4.5 billion in 2025 and $4.8 billion in 2024, and include amounts for (i) major mining projects ($2.3 billion in 2025 and $2.1 billion in 2024), primarily associated with the underground development activities and supporting mill and power capital costs in the Grasberg minerals district and (ii) PTFI's downstream processing facilities ($0.6 billion in 2025 and $1.2 billion in 2024).

Acquisition of Additional Ownership Interest in Cerro Verde. In September 2024, we purchased 5.3 million shares of Cerro Verde common stock for a total cost of $210 million, increasing our ownership interest in Cerro Verde to 55.08% from 53.56%.

Financing Activities

Debt Transactions. Net proceeds from debt totaled $0.4 billion in 2025, primarily related to borrowings by Atlantic Copper under short-term lines of credit used for working capital requirements.

Net repayments of debt totaled $0.5 billion in 2024, including the repayment of our 4.55% Senior Notes that matured in November 2024 totaling $730 million, partly offset by $250 million in borrowings under the PTFI revolving credit facility that were used to fund capital expenditures for PTFI's downstream processing facilities.

Cash Dividends on Common Stock. We paid cash dividends on our common stock totaling $0.9 billion in 2025 and in 2024. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, and "Cautionary Statement" below.

Cash Dividends and Distributions Paid to Noncontrolling Interests. Cash dividends and distributions paid to noncontrolling interests at our international operations totaled $1.3 billion (including $1.0 billion from PTFI) in 2025 and $1.8 billion (including $1.4 billion from PTFI) in 2024. Cash dividends and distributions to noncontrolling interests vary based on the operating results and cash requirements of our consolidated subsidiaries.

Treasury Stock Purchases. We acquired 2.9 million shares of our common stock for a total cost of $107 million ($36.41 average cost per share) under the share repurchase program in 2025, and 1.2 million shares of our common stock for a total cost of $59 million ($50.48 average cost per share) in 2024. Refer to Note 8 for further discussion.

CONTINGENCIES

Environmental Obligations and AROs

Refer to Note 10 and "Critical Accounting Estimates," and Items 1. and 2. "Business and Properties" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion about contingencies associated with environmental matters and AROs.

For 2026, we expect to incur approximately $0.7 billion of aggregate environmental capital expenditures and other environmental costs and $0.2 billion in aggregate ARO expenditures.

Leases

Refer to Note 11, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for information about lease commitments.

Litigation and Other Contingencies

Refer to Note 10, and Item 1A. "Risk Factors" and Item 3. "Legal Proceedings" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of contingencies associated with legal proceedings and other matters, including tax and Indonesia regulatory matters.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk

Our 2025 consolidated revenues from our copper mining operations include the sale of copper concentrate, copper cathode, copper rod, gold, silver, molybdenum and other metals; the sale of molybdenum in various forms by our molybdenum operations; and the sale of copper and gold in various forms by Atlantic Copper and PTFI's downstream processing facilities. Our financial results will vary with fluctuations in the market prices of the commodities we produce, primarily copper and gold, and to a lesser extent molybdenum. Refer

to "Outlook" for projected sensitivities of our operating cash flow to changes in commodity prices. World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025, for further discussion of financial risks associated with fluctuations in the market prices of the commodities we sell.

During 2025, our mined copper was sold 43% in concentrate, 33% as cathode and 24% as rod. All of our copper concentrate and some cathode sales contracts provide final copper pricing in a specified future month (generally one to four months from the shipment date) based primarily on quoted LME monthly average copper settlement prices. We receive market prices based on prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. We record revenues and invoice customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on our provisionally priced concentrate and cathode sales that is adjusted to fair value through earnings each period, using the period-end forward prices, until final pricing on the date of settlement. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising copper prices, our revenues benefit from adjustments to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling copper prices, the opposite occurs.

Following are the favorable impacts of net adjustments to the prior years' provisionally priced copper sales for the years ended December 31 (in millions, except per share amounts):

	2025	2024
Revenues	$ 63	$ 28
Net income attributable to common stock	$ 21	$ 9
Net income per share attributable to common stock	$0.01	$0.01

At December 31, 2025, we had provisionally priced copper sales at our copper mining operations totaling 152 million pounds of copper (net of intercompany sales and noncontrolling interests) recorded at an average price of $5.64 per pound, subject to final pricing over the next several months. We estimate that each $0.05 change in the price realized from the December 31, 2025, provisional price recorded would have an approximate $13 million effect on 2026 revenues ($5 million to net income attributable to common stock). The LME copper settlement price closed at $5.97 per pound on February 12, 2026.

Foreign Currency Exchange Risk

The functional currency for most of our operations is the U.S. dollar. Substantially all of our revenues and a significant portion of our costs are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in local currencies, including the Indonesia rupiah, Peruvian sol, Chilean peso and euro. We recognized foreign currency translation gains on balances denominated in foreign currencies totaling $34 million in 2025 and $17 million in 2024. Generally, our operating results are positively affected when the U.S. dollar strengthens in relation to those foreign currencies and are adversely affected when the U.S. dollar weakens in relation to those foreign currencies.

Following is a summary of estimated annual payments and the impact of changes in foreign currency rates on our annual operating costs:

	Exchange Rate per $1 at December 31,		Estimated Annual Payments		10% Change in Exchange Rate (in millions of U.S. dollars)[a]	
	2025	2024	(in local currency)	(in millions of U.S. dollars)[b]	Increase	Decrease
Indonesia						
Rupiah	**16,698**	16,081	18.4 trillion	$1,102	$(100)	$122
Australian dollar	**1.49**	1.61	352 million	$ 236	$ (21)	$ 26
South America						
Peruvian sol	**3.37**	3.77	2.2 billion	$ 653	$ (59)	$ 73
Chilean peso	**907**	996	270 billion	$ 298	$ (27)	$ 33
Spain						
Euro	**0.85**	0.96	173 million	$ 203	$ (18)	$ 23

a. Reflects the estimated impact on annual operating costs assuming a 10% increase or decrease in the exchange rate reported at December 31, 2025.
b. Based on exchange rates at December 31, 2025.

Interest Rate Risk

At December 31, 2025, we had total future debt maturities based on principal amounts of $9.4 billion, of which 93% was fixed-rate debt.

The table below presents average interest rates for our scheduled maturities of principal for our outstanding debt and the related fair values at December 31, 2025 (in millions, except percentages):

	2026	2027	2028	2029	2030	Thereafter	Fair Value
Fixed-rate debt	$ 24	$1,321	$925	$477	$1,048	$4,940	**$8,801**
Average interest rate	0.3%	5.0%	4.2%	5.2%	4.4%	5.6%	**5.2%**
Variable-rate debt	$442	$ —	$250	$ —	$ —	$ —	**$ 692**
Average interest rate	4.1%	—%	5.4%	—%	—%	—%	**4.6%**

NEW ACCOUNTING STANDARDS

Refer to Note 1 for discussion of recently issued accounting standards and their projected impact on our future consolidated financial statements and disclosures.

NET DEBT

We believe that net debt provides investors with information related to the performance-based payout framework in our financial policy, which requires us to maintain our net debt at a level not to exceed the net debt target of $3 billion to $4 billion (excluding project debt for PTFI's downstream processing facilities). We define net debt as consolidated debt less consolidated cash and cash equivalents. This information differs from consolidated debt determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for consolidated debt determined in accordance with U.S. GAAP. Our net debt, which may not be comparable to similarly titled measures reported by other companies, follows (in millions):

	As of December 31, 2025
Current portion of debt	$ 466
Long-term debt, less current portion	8,913
Consolidated debt	9,379
Less: consolidated cash and cash equivalents	3,824
FCX net debt	5,555
Less: debt for PTFI's downstream processing facilities	3,235[a]
FCX net debt, excluding debt for PTFI's downstream processing facilities	$ 2,320

a. Represents PTFI's senior notes and $250 million of borrowings under PTFI's revolving credit facility.

PRODUCT REVENUES AND PRODUCTION COSTS
Mining Product Revenues and Unit Net Cash Costs (Credits)

We believe unit net cash costs (credits) per pound of copper and molybdenum are measures intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for the respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. These measures are presented by other metals mining companies, although our measures may not be comparable to similarly titled measures reported by other companies.

We present gross profit per pound of copper in the following tables using both a "by-product" method and a "co-product" method. We use the by-product method in our presentation of gross profit per pound of copper because (i) the majority of our revenues are copper revenues, (ii) we mine ore, which contains copper, gold, molybdenum and other metals, (iii) it is not possible to specifically assign all of our costs to revenues from the copper, gold, molybdenum and other metals we produce and (iv) it is the method used by our management and Board to monitor our operations and to compare mining operations in certain industry publications. In the co-product method presentations, shared costs are allocated to the different products based on their relative revenue values, which will vary to the extent our metals sales volumes and realized prices change.

We show revenue adjustments for prior period open sales as a separate line item. Because these adjustments do not result from current period sales, these amounts have been reflected separately from revenues on current period sales. Noncash and other costs, net, which are removed from site production and delivery costs in the calculation of unit net cash costs, consist of items such as ARO accretion and other adjustments, inventory write-offs and adjustments, stock-based compensation costs, long-lived asset impairments, idle facility costs, feasibility and optimization study costs, operational readiness and startup costs, restructuring and/or unusual charges. As discussed above, gold, molybdenum and other metal revenues at copper mines are reflected as credits against site production and delivery costs in the by-product method. The following schedules are presentations under both the by-product and co-product methods together with reconciliations to amounts reported in our consolidated financial statements.

U.S. Copper Mines Product Revenues, Production Costs and Unit Net Cash Costs

Year Ended December 31, 2025	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$ 6,392	$ 6,392	$ 719	$245	$7,356
Site production and delivery, before net noncash and other costs shown below	4,566	4,034	551	180	4,765
By-product credits	(765)	—	—	—	—
Treatment charges	164	154	—	10	164
Net cash costs	3,965	4,188	551	190	4,929
DD&A	519	463	43	13	519
Noncash and other costs, net	212[c]	195	13	4	212
Total costs	4,696	4,846	607	207	5,660
Other revenue adjustments, primarily for pricing on prior period open sales	5	5	—	—	5
Gross profit	$ 1,701	$ 1,551	$ 112	$ 38	$1,701
Copper sales (millions of recoverable pounds)	1,301	1,301			
Molybdenum sales (millions of recoverable pounds)[a]			34		
Gross profit per pound of copper/molybdenum:					
Revenues, excluding adjustments	$ 4.91	$ 4.91	$21.39		
Site production and delivery, before net noncash and other costs shown below	3.51	3.10	16.41		
By-product credits	(0.59)	—	—		
Treatment charges	0.13	0.12	—		
Unit net cash costs	3.05	3.22	16.41		
DD&A	0.40	0.35	1.28		
Noncash and other costs, net	0.16[c]	0.15	0.38		
Total unit costs	3.61	3.72	18.07		
Other revenue adjustments, primarily for pricing on prior period open sales	—	—	—		
Gross profit per pound	$ 1.30	$ 1.19	$ 3.32		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 7,356	$ 4,765	$ 519
Treatment charges	(10)	154	—
Noncash and other costs, net	—	212	—
Other revenue adjustments, primarily for pricing on prior period open sales	5	—	—
Eliminations and other	34	46	—
U.S. copper mines	7,385	5,177	519
Other mining[d]	25,107	17,263	1,673
Corporate, other & eliminations[e]	(6,577)	(6,066)	52
As reported in our consolidated financial statements	$25,915	$16,374	$2,244

a. Reflects sales of molybdenum produced by certain of the U.S. copper mines to our molybdenum sales company at market-based pricing.
b. Includes gold and silver product revenues and production costs.
c. Includes charges totaling $86 million ($0.07 per pound of copper) for feasibility and optimization studies.
d. Represents the combined total for South America and Indonesia operations, Molybdenum mines, U.S. Rod & Refining and Atlantic Copper as presented in "Business Divisions and Segments."
e. Represents Corporate, other & eliminations as presented in "Business Divisions and Segments."

U.S. Copper Mines Product Revenues, Production Costs and Unit Net Cash Costs *(continued)*

Year Ended December 31, 2024	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues	$ 5,417	$ 5,417	$ 608	$186	$6,211
Site production and delivery, before net noncash and other costs shown below	4,362	3,911	489	152	4,552
By-product credits	(604)	—	—	—	—
Treatment charges	169	161	—	8	169
Net cash costs	3,927	4,072	489	160	4,721
DD&A	439	394	36	9	439
Noncash and other costs, net	235[c]	222	11	2	235
Total costs	4,601	4,688	536	171	5,395
Gross profit	$ 816	$ 729	$ 72	$ 15	$ 816
Copper sales (millions of recoverable pounds)	1,263	1,263			
Molybdenum sales (millions of recoverable pounds)[a]			30		
Gross profit per pound of copper/molybdenum:					
Revenues	$ 4.29	$ 4.29	$20.13		
Site production and delivery, before net noncash and other costs shown below	3.46	3.10	16.20		
By-product credits	(0.48)	—	—		
Treatment charges	0.13	0.12	—		
Unit net cash costs	3.11	3.22	16.20		
DD&A	0.34	0.31	1.19		
Noncash and other costs, net	0.19[c]	0.18	0.36		
Total unit costs	3.64	3.71	17.75		
Gross profit per pound	$ 0.65	$ 0.58	$ 2.38		

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	DD&A
Totals presented above	$ 6,211	$ 4,552	$ 439
Treatment charges	(4)	165	—
Noncash and other costs, net	—	235	—
Eliminations and other	33	44	—
U.S. copper mines	6,240	4,996	439
Other mining[d]	25,337	16,246	1,744
Corporate, other & eliminations[e]	(6,122)	(5,688)	58
As reported in our consolidated financial statements	$25,455	$15,554	$2,241

a. Reflects sales of molybdenum produced by certain of the U.S. copper mines to our molybdenum sales company at market-based pricing.
b. Includes gold and silver product revenues and production costs.
c. Includes charges totaling $62 million ($0.05 per pound of copper) for feasibility and optimization studies. Also, includes charges totaling $60 million ($0.05 per pound of copper) for metals inventory adjustments.
d. Represents the combined total for South America and Indonesia operations, Molybdenum mines, U.S. Rod & Refining and Atlantic Copper as presented in "Business Divisions and Segments."
e. Represents Corporate, other & eliminations as presented in "Business Divisions and Segments."

South America Operations Product Revenues, Production Costs and Unit Net Cash Costs

	By-Product Method	Co-Product Method		
Year Ended December 31, 2025		Copper	Other[a]	Total
(In millions)				
Revenues, excluding adjustments	$ 5,139	$ 5,139	$ 559	$5,698
Site production and delivery, before net noncash and other costs shown below	3,024	2,751	333	3,084
By-product credits	(500)	—	—	—
Treatment charges	73	73	—	73
Royalty on metals	9	8	1	9
Net cash costs	2,606	2,832	334	3,166
DD&A	445	401	44	445
Noncash and other costs, net	114[b]	107	7	114
Total costs	3,165	3,340	385	3,725
Other revenue adjustments, primarily for pricing on prior period open sales	54	54	1	55
Gross profit	$ 2,028	$ 1,853	$ 175	$2,028
Copper sales (millions of recoverable pounds)	1,073	1,073		
Gross profit per pound of copper:				
Revenues, excluding adjustments	$ 4.79	$ 4.79		
Site production and delivery, before net noncash and other costs shown below	2.82	2.56		
By-product credits	(0.47)	—		
Treatment charges	0.07	0.07		
Royalty on metals	0.01	0.01		
Unit net cash costs	2.43	2.64		
DD&A	0.41	0.37		
Noncash and other costs, net	0.11[b]	0.10		
Total unit costs	2.95	3.11		
Other revenue adjustments, primarily for pricing on prior period open sales	0.05	0.05		
Gross profit per pound	$ 1.89	$ 1.73		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 5,698	$ 3,084	$ 445
Treatment charges	(73)	—	—
Royalty on metals	(9)	—	—
Noncash and other costs, net	—	114	—
Other revenue adjustments, primarily for pricing on prior period open sales	55	—	—
Eliminations and other	1	(2)	—
South America operations	5,672	3,196	445
Other mining[c]	26,820	19,244	1,747
Corporate, other & eliminations[d]	(6,577)	(6,066)	52
As reported in our consolidated financial statements	$25,915	$16,374	$2,244

a. Includes silver sales of 3.3 million ounces ($47.70 per ounce average realized price) and sales of molybdenum produced by Cerro Verde to our molybdenum sales company at market-based pricing.
b. Includes charges totaling $67 million ($0.06 per pound of copper) for feasibility and optimization studies.
c. Represents the combined total for U.S. copper mines, Indonesia operations, Molybdenum mines, U.S. Rod & Refining and Atlantic Copper as presented in "Business Divisions and Segments."
d. Represents Corporate, other & eliminations as presented in "Business Divisions and Segments."

South America Operations Product Revenues, Production Costs and Unit Net Cash Costs *(continued)*

Year Ended December 31, 2024	By-Product Method	Co-Product Method		
		Copper	Other[a]	Total
(In millions)				
Revenues, excluding adjustments	$ 4,894	$ 4,894	$ 446	$5,340
Site production and delivery, before net noncash and other costs shown below	3,094[b]	2,865	281	3,146
By-product credits	(394)	—	—	—
Treatment charges	193	193	—	193
Royalty on metals	8	7	1	8
Net cash costs	2,901	3,065	282	3,347
DD&A	446	409	37	446
Noncash and other costs, net	87[c]	85	2	87
Total costs	3,434	3,559	321	3,880
Other revenue adjustments, primarily for pricing on prior period open sales	32	33	(1)	32
Gross profit	$ 1,492	$ 1,368	$ 124	$1,492
Copper sales (millions of recoverable pounds)	1,177	1,177		
Gross profit per pound of copper:				
Revenues, excluding adjustments	$ 4.16	$ 4.16		
Site production and delivery, before net noncash and other costs shown below	2.63[b]	2.43		
By-product credits	(0.34)	—		
Treatment charges	0.16	0.16		
Royalty on metals	0.01	0.01		
Unit net cash costs	2.46	2.60		
DD&A	0.38	0.35		
Noncash and other costs, net	0.08[c]	0.07		
Total unit costs	2.92	3.02		
Other revenue adjustments, primarily for pricing on prior period open sales	0.03	0.03		
Gross profit per pound	$ 1.27	$ 1.17		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 5,340	$ 3,146	$ 446
Treatment charges	(193)	—	—
Royalty on metals	(8)	—	—
Noncash and other costs, net	—	87	—
Other revenue adjustments, primarily for pricing on prior period open sales	32	—	—
Eliminations and other	—	(3)	—
South America operations	5,171	3,230	446
Other mining[d]	26,406	18,012	1,737
Corporate, other & eliminations[e]	(6,122)	(5,688)	58
As reported in our consolidated financial statements	$ 25,455	$ 15,554	$ 2,241

a. Includes silver sales of 3.6 million ounces ($29.35 per ounce average realized price) and sales of molybdenum produced by Cerro Verde to our molybdenum sales company at market-based pricing.
b. Includes $97 million ($0.08 per pound of copper) of nonrecurring labor-related charges at Cerro Verde associated with new CLAs.
c. Includes charges totaling $57 million ($0.05 per pound of copper) for feasibility and optimization studies.
d. Represents the combined total for U.S. copper mines, Indonesia operations, Molybdenum mines, U.S. Rod & Refining and Atlantic Copper as presented in "Business Divisions and Segments."
e. Represents Corporate, other & eliminations as presented in "Business Divisions and Segments."

Indonesia Operations Product Revenues, Production Costs and Unit Net Cash (Credits) Costs

Year Ended December 31, 2025	By-Product Method	Co-Product Method			
		Copper	Gold	Silver & Other[a]	Total
(In millions)					
Revenues, excluding adjustments	$ 5,463	$5,463	$3,588	$214	$9,265
Site production and delivery, before net noncash and other costs shown below	2,246	1,324	870	52	2,246
By-product credits	(3,817)	—	—	—	—
Treatment charges	225	133	87	5	225
Export duties	337	197	133	7	337
Royalty on metals	345	205	135	5	345
Net cash (credits) costs	(664)	1,859	1,225	69	3,153
DD&A	1,090[b]	643	422	25	1,090
Noncash and other costs, net	1,075[c,d]	634	416	25	1,075
Total costs	1,501	3,136	2,063	119	5,318
Other revenue adjustments, primarily for pricing on prior period open sales	19	19	14	1	34
Gross profit	$ 3,981	$2,346	$1,539	$ 96	$3,981
Copper sales (millions of recoverable pounds)	1,205	1,205			
Gold sales (thousands of recoverable ounces)			1,050		
Gross profit per pound of copper/per ounce of gold:					
Revenues, excluding adjustments	$ 4.53	$ 4.53	$3,418		
Site production and delivery, before net noncash and other costs shown below	1.86	1.10	828		
By-product credits	(3.17)	—	—		
Treatment charges	0.19	0.11	83		
Export duties	0.28	0.16	127		
Royalty on metals	0.29	0.17	129		
Unit net cash (credits) costs	(0.55)	1.54	1,167		
DD&A	0.91[b]	0.53	402		
Noncash and other costs, net	0.89[c,d]	0.53	397		
Total unit costs	1.25	2.60	1,966		
Other revenue adjustments, primarily for pricing on prior period open sales	0.02	0.02	13		
Gross profit per pound/ounce	$ 3.30	$ 1.95	$1,465		

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	DD&A
Totals presented above	$ 9,265	$ 2,246	$1,090
Treatment charges	5	230[e]	—
Export duties	(337)	—	—
Royalty on metals	(345)	—	—
Noncash and other costs, net	—	1,075	—
Other revenue adjustments, primarily for pricing on prior period open sales	34	—	—
Eliminations and other	—	—	4
Indonesia operations	8,622	3,551	1,094
Other mining[f]	23,870	18,889	1,098
Corporate, other & eliminations[g]	(6,577)	(6,066)	52
As reported in our consolidated financial statements	$25,915	$16,374	$2,244

a. Includes silver sales of 4.2 million ounces ($41.36 per ounce average realized price).
b. Includes $118 million ($0.10 per pound of copper) of idle facility costs associated with the September 2025 mud rush incident.
c. Includes charges totaling (i) $625 million ($0.52 per pound of copper) for idle facility costs and direct recovery expenses associated with the September 2025 mud rush incident, (ii) $81 million ($0.07 per pound of copper) associated with asset impairments and write-offs, (iii) $65 million ($0.05 per pound of copper) for remediation costs related to the October 2024 fire incident at the smelter and (iv) $39 million ($0.03 per pound of copper) associated with idle facility related tolling fees as a result of PT Smelting's planned major maintenance turnaround.
d. Includes charges totaling $222 million ($0.18 per pound of copper) for operational readiness and startup costs associated with PTFI's downstream processing facilities.
e. Primarily represents tolling costs paid to PT Smelting, and excludes idle facility related tolling fees included in noncash and other costs, net (refer to note c above).
f. Represents the combined total for U.S. copper mines, South America operations, Molybdenum mines, U.S. Rod & Refining and Atlantic Copper as presented in "Business Divisions and Segments."
g. Represents Corporate, other & eliminations as presented in "Business Divisions and Segments."

Indonesia Operations Product Revenues, Production Costs and Unit Net Cash (Credits) Costs *(continued)*

Year Ended December 31, 2024	By-Product Method	Co-Product Method Copper	Gold	Silver & Other[a]	Total
(In millions)					
Revenues, excluding adjustments	$ 6,842	$ 6,842	$4,389	$218	$11,449
Site production and delivery, before net noncash and other costs shown below	2,681	1,602	1,028	51	2,681
By-product credits	(4,605)	—	—	—	—
Treatment charges	571	341	219	11	571
Export duties	457	273	175	9	457
Royalty on metals	433	260	167	6	433
Net cash (credits) costs	(463)	2,476	1,589	77	4,142
DD&A	1,193	713	457	23	1,193
Noncash and other costs, net	362[b,c]	217	139	6	362
Total costs	1,092	3,406	2,185	106	5,697
Other revenue adjustments, primarily for pricing on prior period open sales	7	7	(1)	(1)	5
Gross profit	$ 5,757	$ 3,443	$2,203	$111	$ 5,757
Copper sales (millions of recoverable pounds)	1,632	1,632			
Gold sales (thousands of recoverable ounces)			1,817		
Gross profit per pound of copper/per ounce of gold:					
Revenues, excluding adjustments	$ 4.19	$ 4.19	$2,418		
Site production and delivery, before net noncash and other costs shown below	1.64	0.98	566		
By-product credits	(2.82)	—	—		
Treatment charges	0.35	0.21	120		
Export duties	0.28	0.17	96		
Royalty on metals	0.27	0.16	92		
Unit net cash (credits) costs	(0.28)	1.52	874		
DD&A	0.73	0.44	252		
Noncash and other costs, net	0.22[b,c]	0.13	77		
Total unit costs	0.67	2.09	1,203		
Other revenue adjustments, primarily for pricing on prior period open sales	0.01	0.01	(2)		
Gross profit per pound/ounce	$ 3.53	$ 2.11	$1,213		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 11,449	$ 2,681	$ 1,193
Treatment charges	(245)	326[d]	—
Export duties	(457)	—	—
Royalty on metals	(433)	—	—
Noncash and other costs, net	—	362	—
Other revenue adjustments, primarily for pricing on prior period open sales	5	—	—
Eliminations and other	(1)	(1)	—
Indonesia operations	10,318	3,368	1,193
Other mining[e]	21,259	17,874	990
Corporate, other & eliminations[f]	(6,122)	(5,688)	58
As reported in our consolidated financial statements	$ 25,455	$15,554	$2,241

a. Includes silver sales of 6.9 million ounces ($28.52 per ounce average realized price).
b. Includes charges totaling $144 million ($0.09 per pound of copper) associated with ARO adjustments and $34 million ($0.02 per pound of copper) related to amounts capitalized in prior years associated with the construction of PTFI's downstream processing facilities.
c. Includes charges totaling $133 million ($0.08 per pound of copper) for operational readiness and startup costs associated with PTFI's downstream processing facilities and $28 million ($0.02 per pound of copper) for feasibility and optimization studies.
d. Represents tolling costs paid to PT Smelting.
e. Represents the combined total for U.S. copper mines, South America operations, Molybdenum mines, U.S. Rod & Refining and Atlantic Copper as presented in "Business Divisions and Segments."
f. Represents Corporate, other & eliminations as presented in "Business Divisions and Segments."

Molybdenum Mines Product Revenues, Production Costs and Unit Net Cash Costs

Years Ended December 31,	2025	2024
(In millions)		
Revenues, excluding adjustments[a]	$ 792	$ 619
Site production and delivery, before net noncash and other costs shown below	539	508
Treatment charges and other	38	27
Net cash costs	577	535
DD&A	102	73
Noncash and other costs, net	24	22
Total costs	703	630
Gross profit (loss)	$ 89	$ (11)
Molybdenum sales (millions of recoverable pounds)[a]	37	30
Gross profit (loss) per pound of molybdenum:		
Revenues, excluding adjustments[a]	$ 21.66	$ 20.66
Site production and delivery, before net noncash and other costs shown below	14.75	16.99
Treatment charges and other	1.03	0.90
Unit net cash costs	15.78	17.89
DD&A	2.77	2.43
Noncash and other costs, net	0.66	0.73
Total unit costs	19.21	21.05
Gross profit (loss) per pound	$ 2.45	$ (0.39)

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	DD&A
Year Ended December 31, 2025			
Totals presented above	$ 792	$ 539	$ 102
Treatment charges and other	(38)	—	—
Noncash and other costs, net	—	24	—
Molybdenum mines	754	563	102
Other mining[b]	31,738	21,877	2,090
Corporate, other & eliminations[c]	(6,577)	(6,066)	52
As reported in our consolidated financial statements	$25,915	$16,374	$2,244
Year Ended December 31, 2024			
Totals presented above	$ 619	$ 508	$ 73
Treatment charges and other	(27)	—	—
Noncash and other costs, net	—	22	—
Molybdenum mines	592	530	73
Other mining[b]	30,985	20,712	2,110
Corporate, other & eliminations[c]	(6,122)	(5,688)	58
As reported in our consolidated financial statements	$ 25,455	$ 15,554	$ 2,241

a. Reflects sales of the Molybdenum mines' production to the molybdenum sales company at market-based pricing. On a consolidated basis, realizations are based on the actual contract terms for sales to third parties; as a result, our consolidated average realized price per pound of molybdenum will differ from the amounts reported in this table.

b. Represents the combined total for U.S. copper mines, South America and Indonesia operations, U.S. Rod & Refining and Atlantic Copper as presented in "Business Divisions and Segments."

c. Represents Corporate, other & eliminations as presented in "Business Divisions and Segments," which also includes amounts associated with the molybdenum sales company, including sales of molybdenum produced by the Molybdenum mines and by certain of the U.S. copper mines and Cerro Verde.

CAUTIONARY STATEMENT

Our discussion and analysis contain forward-looking statements in which we discuss our potential future performance, operations and projects. Forward-looking statements are all statements other than statements of historical facts, such as plans, projections or expectations relating to business outlook, strategy, goals or targets; repairs and remediation efforts and phased restart and ramp-up of production and downstream processing following the September 2025 mud rush incident at PTFI's Grasberg Block Cave underground mine and the anticipated impact on our business, production, sales, results of operations and operating plans, and recoveries under insurance policies; global market conditions, including trade policies; ore grades and milling rates; production and sales volumes; higher variability between PTFI production and sales; unit net cash costs (credits) and operating costs; capital expenditures; operating plans, including mine sequencing; cash flows; liquidity; potential extension of PTFI's IUPK beyond 2041; timing of shipments of inventoried production; our sustainability-related commitments and targets; our overarching commitment to deliver responsibly produced copper and molybdenum, including plans to implement, validate and maintain validation of our operating sites under specific frameworks; achievement of our 2030 climate targets and our 2050 net zero aspiration; improvements in operating procedures and technology innovations and applications; exploration efforts and results; development and production activities, rates and costs; future organic growth opportunities; tax rates; the impact of copper, gold and molybdenum price changes; the impact of deferred intercompany profits on earnings; mineral reserve and mineral resource estimates; final resolution of settlements associated with ongoing legal and environmental proceedings; debt repurchases; and the ongoing implementation of our financial policy and future returns to shareholders, including dividend payments (base or variable) and share repurchases. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "could," "to be," "potential," "assumptions," "guidance," "aspirations," "future," "commitments," "pursues," "initiatives," "objectives," "opportunities," "strategy" and any similar expressions are intended to identify those assertions as forward-looking statements. The declaration and payment of dividends (base or variable), and timing and amount of any share repurchases are at the discretion of our Board and management, respectively, and are subject to a number of factors, including not exceeding our net debt target, capital availability, our financial results, cash requirements, global economic conditions, changes in laws, contractual restrictions and other factors deemed relevant by our Board or management, as applicable. Our share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion.

We caution readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, expected, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include, but are not limited to, supply of and demand for, and prices of the commodities we produce, primarily copper and gold; changes in export duties and tariff rates; production rates; timing of shipments and sales; PTFI's ability to repair mud rush incident-related damage, implement enhanced operating procedures, safely restart, with a phased ramp-up, and achieve full operating rates of production and downstream processing on the expected timeline and optimize production plans; recover amounts under insurance policies; resolve force majeure declarations and maintain relationships with commercial counterparties; price and availability of consumables and components we purchase as well as constraints on supply and logistics, and transportation services; changes in cash requirements, financial position, financing or investment plans; changes in general market, economic, geopolitical, regulatory or industry conditions, including market volatility regarding trade policies and tariff uncertainty; reductions in liquidity and access to capital; changes in tax laws and regulations; political and social risks, including the potential effects of violence in Indonesia, civil unrest in Peru, and relations with local communities and Indigenous Peoples; operational risks inherent in mining, with higher inherent risks in underground mining; mine sequencing; changes in mine plans or operational modifications, delays, deferrals or cancellations, including the ability to smelt and refine or inventory; results of technical, economic or feasibility studies; potential inventory adjustments; potential impairment of long-lived mining assets; satisfaction of requirements in accordance with PTFI's IUPK to extend mining rights from 2031 through 2041; process relating to the extension of PTFI's IUPK beyond 2041; cybersecurity risks; any major public health crisis; labor relations, including labor-related work stoppages and increased costs; compliance with applicable environmental, health and safety laws and regulations; weather- and climate-related risks; environmental risks, including availability of secure water supplies; impacts, expenses or results from litigation or investigations; tailings management; our ability to comply with our responsible production commitments under specific frameworks; and any changes to such frameworks and other factors described in more detail in Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2025.

Investors are cautioned that many of the assumptions upon which our forward-looking statements are based are likely to change after the date the forward-looking statements are made, including, for example, commodity prices, which we cannot control, and production volumes and costs or technological solutions and innovations, some aspects of which we may not be able to control. Further, we may make changes to our business plans that could affect our results. We undertake no obligation to update any forward-looking statements, which are as of the date made, notwithstanding any changes in our assumptions, changes in business plans, actual experience or other changes.

Estimates of mineral reserves and mineral resources are subject to considerable uncertainty. Such estimates are, to a large extent, based on metal prices for the commodities we produce and interpretations of geologic data, which may not necessarily be indicative of future results or quantities ultimately recovered. Our annual report on Form 10-K for the year ended December 31, 2025, also includes forward-looking statements regarding mineral resources not included in proven and probable mineral reserves. A mineral resource, which includes measured, indicated and inferred mineral resources, is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. Such a deposit cannot qualify as recoverable proven and probable mineral reserves until legal and economic feasibility are confirmed based upon a comprehensive evaluation of development and operating costs, grades, recoveries and other material modifying factors. Accordingly, no assurance can be given that the estimated mineral resources will become proven and probable mineral reserves.

Our annual report on Form 10-K for the year ended December 31, 2025, also contains measures such as net debt and unit net cash costs (credits) per pound of copper and molybdenum, which are not recognized under U.S. GAAP. Refer to "Operations—Unit Net Cash Costs" and "Operations—Unit Net Cash (Credits) Costs" for further discussion of unit net cash costs (credits) associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs (credits) by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements. Refer to "Net Debt" for reconciliations of consolidated debt, and consolidated cash and cash equivalents to net debt. For forward-looking unit net cash costs (credits) per pound of copper and molybdenum measures, we are unable to provide a reconciliation to the most comparable U.S. GAAP measure without unreasonable effort because estimating such U.S. GAAP measures and providing a meaningful reconciliation is extremely difficult and requires a level of precision that is unavailable for these future periods and the information needed to reconcile these measures is dependent upon future events, many of which are outside of our control as described above. Forward-looking non-U.S. GAAP measures are estimated consistent with the relevant definitions and assumptions.

Freeport-McMoRan Inc.'s (the Company's) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report on Form 10-K. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on its assessment, management concluded that, as of December 31, 2025, our Company's internal control over financial reporting is effective based on the COSO criteria.

Ernst & Young LLP, an independent registered public accounting firm, who audited the Company's consolidated financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

Kathleen L. Quirk
President and
Chief Executive Officer

Maree E. Robertson
Executive Vice President and
Chief Financial Officer

To the Board of Directors and Stockholders of Freeport-McMoRan Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Freeport-McMoRan Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Freeport-McMoRan Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated February 13, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ERNST & YOUNG LLP

Phoenix, Arizona
February 13, 2026

To the Board of Directors and Stockholders of Freeport-McMoRan Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Freeport-McMoRan Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 13, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Environmental Obligations

Description of the Matter

As discussed in Note 10 to the consolidated financial statements, the Company is subject to various national, state and local environmental laws and regulations that govern the protection of the environment, including remediation, restoration and reclamation of environmental contamination. Liabilities for environmental contingencies are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. As of December 31, 2025, the Company's consolidated environmental obligations totaled $2.0 billion.

Auditing management's accounting for environmental obligations was challenging because significant judgment is required by the Company to estimate the future costs to remediate the environmental matters. The significant judgment was primarily due to the inherent estimation uncertainty relating to the amount of future costs. Such uncertainties involve assumptions regarding the nature and extent of site contamination, the anticipated costs, scope and timing of remediation activities and required remediation methods under presently enacted laws and regulations, and allocation of costs among other potentially responsible parties.



How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's measurement of the environmental obligations. For example, we tested controls over management's review of the environmental obligations calculations and management's assessment to evaluate key judgments and estimates affecting the environmental obligations.

To test the Company's measurement of the environmental obligations, among other procedures, we inspected correspondence with regulatory agencies, including correspondence related to remediation activities and methods and potentially responsible parties, obtained external legal counsel confirmation letters, and inspected environmental studies. Additionally, we tested the accuracy and completeness of the underlying data used in the Company's analyses and tested the significant assumptions discussed above. We utilized our environmental professionals to search for new or contrary evidence related to the Company's sites and to assist in evaluating the estimated future costs by comparing the estimated future costs to environmental permits, third party observable data such as vendor quotes, and to historical costs incurred for similar activities.

ERNST & YOUNG LLP

We have served as the Company's auditor since 2002.

Phoenix, Arizona
February 13, 2026

Years Ended December 31, (In millions, except per share amounts)	2025	2024	2023
Revenues	$25,915	$ 25,455	$ 22,855
Cost of sales:			
Production and delivery	16,374	15,554	13,627
Depreciation, depletion and amortization	2,244	2,241	2,068
Total cost of sales	18,618	17,795	15,695
Selling, general and administrative expenses	545	513	479
Exploration and research expenses	192	156	137
Environmental obligations and shutdown costs	58	127	319
Gain on sales of assets	(16)	—	—
Total costs and expenses	19,397	18,591	16,630
Operating income	6,518	6,864	6,225
Interest expense, net	(369)	(319)	(515)
Net gain on early extinguishment of debt	—	—	10
Other income, net	223	362	286
Income before income taxes and equity in affiliated companies' net earnings	6,372	6,907	6,006
Provision for income taxes	(2,221)	(2,523)	(2,270)
Equity in affiliated companies' net earnings	1	15	15
Net income	4,152	4,399	3,751
Net income attributable to noncontrolling interests	(1,948)	(2,510)	(1,903)
Net income attributable to common stockholders	$ 2,204	$ 1,889	$ 1,848
Net income per share attributable to common stockholders:			
Basic	$ 1.53	$ 1.31	$ 1.28
Diluted	$ 1.52	$ 1.30	$ 1.28
Weighted-average common shares outstanding:			
Basic	1,437	1,438	1,434
Diluted	1,443	1,445	1,443
Dividends declared per share of common stock	$ 0.60	$ 0.60	$ 0.60

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Years Ended December 31,	2025	2024	2023
(In millions)			
Net income	$ 4,152	$ 4,399	$ 3,751
Other comprehensive income (loss), net of taxes:			
Defined benefit plans:			
Actuarial (losses) gains arising during the period, net of taxes	(5)	(44)	39
Amortization of unrecognized amounts included in net periodic benefit costs	12	3	5
Foreign exchange losses	(1)	(1)	—
Other comprehensive income (loss)	6	(42)	44
Total comprehensive income	4,158	4,357	3,795
Total comprehensive income attributable to noncontrolling interests	(1,945)	(2,508)	(1,901)
Total comprehensive income attributable to common stockholders	$ 2,213	$ 1,849	$ 1,894

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Years Ended December 31,	2025	2024	2023
(In millions)			
Cash flow from operating activities:			
Net income	**$ 4,152**	$ 4,399	$ 3,751
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	**2,244**	2,241	2,068
Net charges for environmental and asset retirement obligations, including accretion	**291**	622	295
Payments for environmental and asset retirement obligations	**(244)**	(234)	(250)
Stock-based compensation	**121**	109	109
Net charges for defined pension and postretirement plans	**62**	35	62
Pension plan contributions	**(37)**	(78)	(75)
Deferred income taxes	**247**	(76)	182
Charges for PT Freeport Indonesia's (PTFI) social investment programs	**86**	103	84
Payments for PTFI social investment programs	**(65)**	(54)	(44)
Impairment of oil and gas properties	**64**	69	67
Charges for talc-related litigation reserves	**4**	—	65
Net gain on early extinguishment of debt	**—**	—	(10)
Changes in deferred profit on PTFI sales to PT Smelting	**—**	—	(112)
Other, net	**23**	53	(33)
Changes in working capital and other:			
Accounts receivable	**(521)**	460	166
Inventories	**(709)**	(638)	(873)
Other current assets	**(55)**	(41)	(29)
Accounts payable and accrued liabilities	**802**	143	(161)
Accrued income taxes and timing of other tax payments	**(855)**	47	17
Net cash provided by operating activities	**5,610**	7,160	5,279
Cash flow from investing activities:			
Capital expenditures:			
U.S. copper mines	**(1,102)**	(1,033)	(761)
South America operations	**(419)**	(375)	(368)
Indonesia operations	**(2,358)**	(2,908)	(3,411)
Molybdenum mines	**(108)**	(117)	(84)
Other	**(507)**	(375)	(200)
Acquisition of additional ownership interest in Cerro Verde	**—**	(210)	—
Loans to PT Smelting for expansion	**—**	(28)	(129)
Other, net	**22**	18	(3)
Net cash used in investing activities	**(4,472)**	(5,028)	(4,956)
Cash flow from financing activities:			
Proceeds from debt	**3,195**	2,251	1,781
Repayments of debt	**(2,777)**	(2,731)	(2,980)
Finance lease payments	**(37)**	(41)	(3)
Cash dividends and distributions paid:			
Common stock	**(865)**	(865)	(863)
Noncontrolling interests	**(1,274)**	(1,833)	(625)
Treasury stock purchases	**(107)**	(59)	—
Proceeds from exercised stock options	**12**	29	47
Payments for withholding of employee taxes related to stock-based awards	**(23)**	(35)	(50)
Contributions from noncontrolling interests	**—**	—	50
Debt financing costs	**—**	—	(7)
Net cash used in financing activities	**(1,876)**	(3,284)	(2,650)
Net decrease in cash and cash equivalents and restricted cash and cash equivalents	**(738)**	(1,152)	(2,327)
Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	**4,911**	6,063	8,390
Cash and cash equivalents and restricted cash and cash equivalents at end of year	**$ 4,173**	$ 4,911	$ 6,063

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

December 31,	2025	2024
(In millions, except par value)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,824	$ 3,923
Restricted cash and cash equivalents	230	888
Trade accounts receivable	977	578
Value added and other tax receivables	686	564
Inventories:		
Product	3,332	3,038
Materials and supplies, net	2,738	2,382
Mill and leach stockpiles	1,423	1,388
Other current assets	580	535
Total current assets	13,790	13,296
Property, plant, equipment and mine development costs, net	40,736	38,514
Long-term mill and leach stockpiles	1,173	1,225
Long-term tax receivables	810	306
Other assets	1,658	1,507
Total assets	$58,167	$54,848
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,565	$ 4,057
Current portion of debt	466	41
Accrued income taxes	456	859
Current portion of environmental and asset retirement obligations	313	320
Dividends payable	219	219
Total current liabilities	6,019	5,496
Long-term debt, less current portion	8,913	8,907
Environmental and asset retirement obligations, less current portion	5,541	5,404
Deferred income taxes	4,622	4,376
Long-term leases	1,010	692
Other liabilities	1,296	1,195
Total liabilities	27,401	26,070
Equity:		
Stockholders' equity:		
Common stock, par value $0.10, 1,627 shares and 1,624 shares issued, respectively	163	162
Capital in excess of par value	23,680	23,797
Retained earnings (accumulated deficit)	1,385	(170)
Accumulated other comprehensive loss	(305)	(314)
Common stock held in treasury—191 shares and 187 shares, respectively, at cost	(6,024)	(5,894)
Total stockholders' equity	18,899	17,581
Noncontrolling interests	11,867	11,197
Total equity	30,766	28,778
Total liabilities and equity	$58,167	$54,848

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

	Stockholders' Equity									
	Common Stock		Capital in Excess of Par Value	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock Held in Treasury		Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Number of Shares	At Par Value				Number of Shares	At Cost			
(In millions)										
Balance at January 1, 2023	1,613	$161	$25,322	$(3,907)	$(320)	183	$(5,701)	$15,555	$ 9,316	$24,871
Exercised and issued stock-based awards	6	1	68	—	—	—	(21)	48	—	48
Stock-based compensation, including the tender of shares	—	—	87	—	—	1	(51)	36	(1)	35
Dividends	—	—	(864)	—	—	—	—	(864)	(625)	(1,489)
Contributions from noncontrolling interests	—	—	24	—	—	—	—	24	26	50
Net income attributable to common stockholders	—	—	—	1,848	—	—	—	1,848	—	1,848
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,903	1,903
Other comprehensive income (loss)	—	—	—	—	46	—	—	46	(2)	44
Balance at December 31, 2023	1,619	162	24,637	(2,059)	(274)	184	(5,773)	16,693	10,617	27,310
Exercised and issued stock-based awards	5	—	56	—	—	1	(28)	28	—	28
Stock-based compensation, including the tender of shares	—	—	92	—	—	1	(34)	58	(4)	54
Treasury stock purchases	—	—	—	—	—	1	(59)	(59)	—	(59)
Acquisition of additional ownership interest in Cerro Verde	—	—	(125)	—	—	—	—	(125)	(90)	(215)
Dividends	—	—	(866)	—	—	—	—	(866)	(1,833)	(2,699)
Changes in consolidated subsidiary ownership interests	—	—	3	—	—	—	—	3	(1)	2
Net income attributable to common stockholders	—	—	—	1,889	—	—	—	1,889	—	1,889
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	2,510	2,510
Other comprehensive loss	—	—	—	—	(40)	—	—	(40)	(2)	(42)
Balance at December 31, 2024	1,624	162	23,797	(170)	(314)	187	(5,894)	17,581	11,197	28,778
Exercised and issued stock-based awards	3	1	12	—	—	—	—	13	—	13
Stock-based compensation, including the tender of shares	—	—	90	—	—	1	(23)	67	(4)	63
Treasury stock purchases	—	—	—	—	—	3	(107)	(107)	—	(107)
Dividends	—	—	(216)	(649)	—	—	—	(865)	(1,274)	(2,139)
Contributions from noncontrolling interests	—	—	(3)	—	—	—	—	(3)	3	—
Net income attributable to common stockholders	—	—	—	2,204	—	—	—	2,204	—	2,204
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,948	1,948
Other comprehensive income (loss)	—	—	—	—	9	—	—	9	(3)	6
Balance at December 31, 2025	1,627	$163	$23,680	$ 1,385	$(305)	191	$(6,024)	$18,899	$11,867	$30,766

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Inc. (FCX) include the accounts of those subsidiaries where it directly or indirectly has more than 50% of the voting rights and/or has control over the subsidiary. As of December 31, 2025, the most significant entities that FCX consolidates include its 48.76%-owned subsidiary, PT Freeport Indonesia (PTFI), and its wholly owned subsidiary, Freeport Minerals Corporation (FMC). Refer to Note 2 for further discussion, including FCX's conclusion to consolidate PTFI.

FMC's unincorporated joint venture at Morenci is reflected using the proportionate consolidation method (refer to Note 2). Investments in unconsolidated companies over which FCX has the ability to exercise significant influence, but does not control, are accounted for under the equity method and include PTFI's investment in PT Smelting (refer to Note 2). Investments in unconsolidated companies owned less than 20%, and for which FCX does not exercise significant influence, are recorded at (i) fair value for those that have a readily determinable fair value or (ii) cost, less any impairment, for those that do not have a readily determinable fair value. All significant intercompany transactions have been eliminated. Dollar amounts in tables are stated in millions, except per share amounts. Certain prior year amounts have been reclassified to conform with current year presentation.

Reportable Segments. FCX has organized its mining operations into four primary divisions—United States (U.S.) copper mines, South America operations, Indonesia operations and Molybdenum mines. Operating segments that meet certain thresholds are reportable segments, including the Cerro Verde copper mine, Indonesia operations and U.S. Rod & Refining operations. FCX has voluntarily disclosed its Morenci copper mine and Atlantic Copper, S.L.U. (Atlantic Copper) as reportable segments. Refer to Note 14 for further discussion.

Use of Estimates. The preparation of FCX's financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include asset lives for depreciation, depletion and amortization (DD&A); environmental obligations; asset retirement obligations (AROs); estimates of recoverable copper in mill and leach stockpiles; deferred taxes and valuation allowances; reserves for contingencies and litigation; asset impairment, including estimates used to derive future cash flows associated with those assets; pension benefits; valuation of derivative instruments; and estimates for idle facility costs. Actual results could differ from those estimates.

Functional Currency. The functional currency for the majority of FCX's foreign operations is the U.S. dollar. For foreign subsidiaries whose functional currency is the U.S. dollar, monetary assets and liabilities denominated in the local currency are translated at current exchange rates, and non-monetary assets and liabilities, such as inventories, property, plant, equipment and mine development costs, are translated at historical exchange rates. Gains and losses resulting from translation of such account balances are included in other income, net, as are gains and losses from foreign currency transactions. Foreign currency net gains totaled $34 million in 2025, $17 million in 2024 and $20 million in 2023.

Cash and Cash Equivalents. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.

Restricted Cash and Cash Equivalents. Restricted cash and cash equivalents are classified as a current or long-term asset based on the timing and nature of when or how the cash is expected to be used or when the restrictions are expected to lapse. Refer to Notes 10 and 12 for information specific to FCX's cash restrictions.

Inventories. Inventories include product, materials and supplies, and mill and leach stockpiles. Inventories are stated at the lower of weighted-average cost or net realizable value (NRV).

Product. Product inventories represent copper, gold and molybdenum products in various salable forms that are valued based on the weighted-average cost of source material plus applicable conversion costs at our processing facilities. Product inventories include labor and benefits, supplies, energy, DD&A, site overhead costs and other necessary costs associated with the extraction and processing of ore, such as mining, milling, smelting, leaching, solution extraction and electrowinning (SX/EW), refining, roasting and chemical processing. Product inventories exclude corporate general and administrative costs.

Materials and Supplies, Net. Materials and supplies inventory of $2.7 billion at December 31, 2025, and $2.4 billion at December 31, 2024, is net of obsolescence reserves totaling $62 million at December 31, 2025, and $54 million at December 31, 2024.

Mill and Leach Stockpiles. Mill and leach stockpiles are work-in-process inventories for FCX's mining operations. Estimated metals in stockpiles not expected to be recovered within the next 12 months are classified as long-term. Mill and leach stockpiles contain ore that has been extracted from an ore body and is available for metal recovery. Mill stockpiles contain sulfide ores, and recovery of metal is through milling, concentrating and smelting and refining or, alternatively, by concentrate leaching. Leach stockpiles contain oxide ores and certain secondary sulfide ores, and recovery of metal is through exposure to acidic solutions that dissolve contained copper and deliver it in solution to extraction processing facilities (*i.e.*, SX/EW). The recorded cost of mill and leach stockpiles includes mining and haulage costs incurred to deliver ore to stockpiles, DD&A and site overhead costs. Material is removed from the stockpiles at a weighted-average cost per pound. Each mine site maintains one work-in-process balance on a weighted-average cost basis for each process (*i.e.*, leach, mill or concentrate leach) regardless of the number of stockpile systems at that site.

Because it is impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation methods are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade of the material delivered to mill and leach stockpiles.

Expected copper recoveries for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Expected copper recoveries for leach stockpiles are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production process), historical trends and other factors, including mineralogy of the ore and rock type. Total copper recovery from leach stockpiles can vary significantly from a low percentage to more than 80% depending on several variables, including processing methodology, processing variables, mineralogy and particle size of the rock. For newly placed material on active stockpiles, as much as 80% of the total copper recovery may occur during the first year and the remaining copper may be recovered over many years.

Process rates and copper recoveries for mill and leach stockpiles are monitored regularly, and recovery estimates are adjusted annually based on new information and as related technology and processing methods change. Recovery adjustments will typically result in a future impact to the value of the material removed from the stockpiles at a revised weighted-average cost per pound of recoverable copper. For example, an increase in recovery rates increases recoverable copper in the leach stockpiles resulting in a lower weighted-average cost per pound of recoverable copper and a decrease in recovery rates decreases recoverable copper in the leach stockpiles and results in a higher weighted-average cost per pound of recoverable copper.

Based on annual reviews of mill and leach stockpiles, FCX increased its estimated consolidated recoverable copper in certain leach stockpiles, net of joint venture interests, by 207 million pounds in 2025 and 164 million pounds in 2024. These revised estimates did not have a material impact on the weighted-average cost per pound of recoverable copper or FCX's consolidated site production and delivery costs in the period the volume adjustments were recorded.

Property, Plant, Equipment and Mine Development Costs.

Property, plant, equipment and mine development costs are carried at cost. Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable mineral reserves or identifying new mineral resources at development or production stage properties, are charged to expense as incurred. Development costs are capitalized beginning after proven and probable mineral reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable mineral reserves, including shafts, adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. For underground mines, certain costs related to panel development, such as undercutting and drawpoint development, are also capitalized as mine development costs until production reaches sustained design capacity for the mine. After reaching design capacity, the underground mine transitions to the production phase and panel development costs are allocated to inventory and included as a component of production and delivery costs. Additionally, interest expense allocable to the cost of developing mines and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (*i.e.*, turnarounds) are charged to expense as incurred. Depreciation for mining and milling life-of-mine assets, infrastructure and other common costs is determined using the unit-of-production (UOP) method based on estimated recoverable proven and probable copper reserves (for primary copper mines) and proven and probable molybdenum reserves (for primary molybdenum mines). Development costs and acquisition costs for proven and probable mineral reserves that relate to a specific ore body are depreciated using the UOP method based on estimated recoverable proven and probable mineral reserves for the ore body benefited. DD&A using the UOP method is recorded upon extraction of the recoverable copper or molybdenum from the ore body or production of finished goods (as applicable), at which time it is allocated to inventory cost and then included as a component of production and delivery costs. Other assets are depreciated on a straight-line basis over estimated useful lives for the related assets of up to 50 years for buildings and 3 to 50 years for machinery and equipment, and mobile equipment.

Included in property, plant, equipment and mine development costs is value beyond proven and probable mineral reserves (VBPP), primarily resulting from FCX's acquisition of FMC. The concept of VBPP may be interpreted differently by different mining companies. FCX's VBPP is attributable to (i) measured and indicated mineral resources that FCX believes could be brought into production with the establishment or modification of required permits and should market conditions and technical assessments warrant, (ii) inferred mineral resources and (iii) exploration potential.

Carrying amounts assigned to VBPP are not charged to expense until the VBPP becomes associated with additional proven and probable mineral reserves and the reserves are produced or the VBPP is determined to be impaired. Additions to proven and probable mineral reserves for properties with VBPP will carry with them the value assigned to VBPP at the date acquired, less any impairment amounts. Refer to Note 3 for further discussion.

Impairment of Long-Lived Mining Assets. FCX assesses the carrying values of its long-lived mining assets for impairment when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. In evaluating long-lived mining assets for recoverability, estimates of pre-tax undiscounted future cash flows of FCX's individual mines are used. An impairment is considered to exist if total estimated undiscounted future cash flows are less than the carrying amount of the asset. Once it is determined that an impairment exists, an impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. The estimated undiscounted cash flows used to assess recoverability of long-lived assets and to measure the fair value of FCX's mining operations are derived from current business plans, which are developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near- and long-term metal price assumptions, other key assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserves estimates, including the timing and cost to develop and produce the reserves; VBPP estimates; and the use of appropriate discount rates in the measurement of fair value. FCX believes its estimates and models used to determine fair value are similar to what a market participant would use. As quoted market prices are unavailable for FCX's individual mining operations, fair value is determined through the use of after-tax discounted estimated future cash flows (*i.e.*, Level 3 measurement).

Deferred Mining Costs. Stripping costs (*i.e.*, the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of an open-pit mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized and amortized using the UOP method based on estimated recoverable proven

and probable mineral reserves for the ore body benefited. However, where a second or subsequent pit or major expansion is considered to be a continuation of existing mining activities, stripping costs are accounted for as a current production cost and a component of the associated inventory.

Environmental Obligations. Environmental expenditures are charged to expense or capitalized, depending upon their future economic benefits. Accruals for such expenditures are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. Environmental obligations attributed to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) or analogous state programs are considered probable when a claim is asserted, or is probable of assertion, and FCX, or any of its subsidiaries, have been associated with the site. Other environmental remediation obligations are considered probable based on specific facts and circumstances. FCX's estimates of these costs are based on an evaluation of various factors, including currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not FCX is a potentially responsible party (PRP) and the ability of other PRPs to pay their allocated portions. With the exception of those obligations assumed in the acquisition of FMC that were initially recorded at estimated fair values (refer to Note 10 for further discussion), environmental obligations are recorded on an undiscounted basis. Where the available information is sufficient to estimate the amount of the obligation, that estimate has been used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used. Possible recoveries of some of these costs from other parties are not recognized in the consolidated financial statements until they become probable. Legal costs associated with environmental remediation (such as fees to third-party legal firms for work relating to determining the extent and type of remedial actions and the allocation of costs among PRPs) are included as part of the estimated obligation.

Environmental obligations assumed in the 2007 acquisition of FMC, which were initially recorded at fair value and estimated on a discounted basis, are accreted to full value over time through charges to interest expense. Adjustments arising from changes in amounts and timing of estimated costs and settlements may result in increases and decreases in these obligations and are calculated in the same manner as they were initially estimated. Unless these adjustments qualify for capitalization, changes in environmental obligations are charged to operating income when they occur.

FCX performs a comprehensive review of its environmental obligations annually and also reviews changes in facts and circumstances associated with these obligations at least quarterly.

Asset Retirement Obligations. FCX records the fair value of estimated AROs associated with tangible long-lived assets in the period incurred. AROs associated with long-lived assets are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to production and delivery costs. In addition, asset retirement costs (ARCs) are capitalized as part of the related asset's carrying value and are depreciated over the asset's useful life.

For mining operations, reclamation costs for disturbances are recognized as an ARO and as a related ARC in the period of the disturbance and depreciated primarily on a UOP basis. FCX's AROs for mining operations consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthwork, revegetation, water treatment and demolition.

For non-operating properties and operating mines whose reclamation-related assets have been fully depreciated, changes to the ARO are recorded in production and delivery costs.

At least annually, FCX reviews its ARO estimates for changes in the projected timing of certain reclamation and closure/restoration costs, changes in cost estimates and additional AROs incurred during the period. Refer to Note 10 for further discussion.

Revenue Recognition. FCX recognizes revenue for its products upon transfer of control in an amount that reflects the consideration it expects to receive in exchange for those products. Transfer of control is in accordance with the terms of customer contracts, which is generally upon shipment or delivery of the product. While payment terms vary by contract, terms generally include payment to be made within 30 days, but not longer than 60 days. Certain of FCX's concentrate and cathode sales contracts also provide for provisional pricing, which is accounted for as an embedded derivative (refer to Note 12 for further discussion). For provisionally priced sales, 90% to 100% of the provisional invoice amount is collected upon shipment or within 20 days, and final balances are settled in a contractually specified future month (generally one to four months from the shipment date) based on quoted monthly average copper settlement prices on the London Metal Exchange (LME) or the Commodity Exchange Inc. (COMEX), and quoted monthly average London Bullion Market Association (London) PM gold prices.

FCX's product revenues are also recorded net of treatment charges, royalties and export duties prior to the expiration of PTFI's export license on September 16, 2025. Moreover, because a portion of the metals contained in copper concentrate is unrecoverable as a result of the smelting process, FCX's revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of FCX's contracts and vary by customer. Treatment and refining charges represent payments or price adjustments to smelters and refiners that are generally fixed. Refer to Note 14 for a summary of revenue by product type.

Gold sales are priced according to individual contract terms, generally the average London PM gold price for a specified month near the month of shipment.

The majority of FCX's molybdenum sales are priced based on the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price, plus conversion premiums for products that undergo additional processing, such as ferromolybdenum and molybdenum chemical products, for the month prior to the month of shipment.

FCX accounts for shipping and handling activities performed after control of goods has been transferred to a customer as a fulfillment cost recorded in production and delivery costs on the consolidated statements of income.

Stock-Based Compensation. Compensation costs for share-based payments to employees are measured at fair value and charged to expense over the requisite service period for awards that are expected to vest. The fair value of stock options is determined using the Black-Scholes-Merton option valuation model. The fair value for stock-settled restricted stock units (RSUs) is based on FCX's stock price on the date of grant. Shares of common stock are issued at the vesting date for stock-settled RSUs. The fair value of performance share units (PSUs) is determined using FCX's stock price and a Monte-Carlo simulation model. The fair value for liability-classified awards (*i.e.*, cash-settled RSUs) is remeasured each reporting period using FCX's stock price. FCX has elected to recognize compensation costs for stock option awards that vest over several years on a straight-line basis over the vesting period, and for RSUs using the graded-vesting method over the vesting period. Refer to Note 8 for further discussion.

Earnings Per Share. FCX calculates its basic net income per share of common stock under the two-class method and calculates its diluted net income per share of common stock using the more dilutive of the two-class method or the treasury-stock method. Basic net income per share of common stock was computed by dividing net income attributable to common stockholders (after deducting accumulated undistributed dividends and earnings allocated to participating securities) by the weighted-average shares of common stock outstanding during the period. Diluted net income per share of common stock was calculated by including the basic weighted-average shares of common stock outstanding adjusted for the effects of all potential dilutive shares of common stock, unless their effect would be antidilutive.

Reconciliations of net income and weighted-average shares of common stock outstanding for purposes of calculating basic and diluted net income per share for the years ended December 31 follow:

	2025	2024	2023
Net income	$ 4,152	$ 4,399	$ 3,751
Net income attributable to noncontrolling interests	(1,948)	(2,510)	(1,903)
Undistributed dividends and earnings allocated to participating securities	(7)	(6)	(6)
Net income attributable to common stockholders	$ 2,197	$ 1,883	$ 1,842
(shares in millions)			
Basic weighted-average shares of common stock outstanding	1,437	1,438	1,434
Add shares issuable upon exercise or vesting of dilutive stock options, PSUs and RSUs	6	7	9
Diluted weighted-average shares of common stock outstanding	1,443	1,445	1,443
Net income per share attributable to common stockholders:			
Basic	$ 1.53	$ 1.31	$ 1.28
Diluted	$ 1.52	$ 1.30	$ 1.28

Shares associated with outstanding stock options with exercise prices greater than the average market price of FCX's common stock during the period are excluded from the computation of diluted net income per share of common stock. There were no shares of common stock associated with outstanding stock options excluded in any of the years shown above.

Global Intangible Low-Taxed Income (GILTI). FCX has elected to treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current period expense when incurred.

New Accounting Standards. FCX did not adopt any new accounting standards in 2025 that had a material impact on its consolidated financial statements.

Income Taxes. In December 2023, the Financial Accounting Standards Board (FASB) issued an Accounting Standard Update (ASU) requiring enhancements to disclosures related to income taxes, including the rate reconciliation and information on income taxes paid. FCX adopted this standard retrospectively in the consolidated financial statements for the year ended December 31, 2025. Refer to Note 9 for the revised disclosures.

Disaggregation of Expenses. In November 2024, the FASB issued an ASU requiring entities to provide disaggregated disclosures of specified categories of expenses that are included in relevant line items on the face of the income statement, including purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion. This ASU is effective for FCX's consolidated financial statements for the year ended December 31, 2027, and subsequent interim consolidated financial statements.

Subsequent Events. FCX evaluated events after December 31, 2025, and through the date the consolidated financial statements were issued, and determined any events or transactions occurring during this period that would require recognition or disclosure are appropriately addressed in these consolidated financial statements.

NOTE 2. OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES

Ownership in Subsidiaries. FCX owns 100% of FMC. FMC produces copper and molybdenum from mines in the U.S. and South America. At December 31, 2025, FMC's operating mines in the U.S. were Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami located in Arizona; Tyrone and Chino located in New Mexico; and Henderson and Climax located in Colorado. FMC has a 72% interest in Morenci (refer to "Joint Ventures. Sumitomo and SMM Morenci, Inc.") and owns 100% of the other U.S. mines. At December 31, 2025, operating mines in South America were Cerro Verde (55.08% owned—refer to "Cerro Verde" below) located in Peru and El Abra (51% owned) located in Chile. At December 31, 2025, FMC's net assets totaled $19.2 billion and its accumulated deficit totaled $12.1 billion. FCX had no loans to FMC outstanding at December 31, 2025 and 2024. Refer to Note 6 for information regarding FMC's senior notes.

FCX owns 48.76% of PTFI (refer to "PTFI Divestment" below). In Indonesia, PTFI operates in the Grasberg minerals district. In addition to copper, the Grasberg minerals district also produces gold and silver. With the completion of PTFI's smelter and precious metals refinery (PMR) (collectively, PTFI's downstream processing facilities) in Gresik, Indonesia, in 2025, PTFI is a fully integrated producer of refined copper and gold. At December 31, 2025, PTFI's net assets totaled $17.2 billion and its retained earnings totaled $12.7 billion. FCX had no loans to PTFI outstanding at December 31, 2025 and 2024. Refer to Note 6 for information regarding PTFI's senior notes.

FCX owns 100% of Atlantic Copper (FCX's smelting and refining unit in Spain). At December 31, 2025, Atlantic Copper's net assets totaled $89 million and its accumulated deficit totaled $450 million. FCX had outstanding loans to Atlantic Copper totaling $364 million at December 31, 2025, and $644 million at December 31, 2024. Refer to Note 6 for information regarding Atlantic Copper's short-term lines of credit.

Cerro Verde. In September 2024, FCX purchased 5.3 million shares of Cerro Verde common stock for a total cost of $210 million, increasing FCX's ownership interest in Cerro Verde to 55.08% from 53.56%. As a result of the transaction, the carrying value of Cerro Verde's noncontrolling interest was reduced by $90 million, with $125 million recorded to capital in excess of par value, including a $5 million deferred tax impact.

PTFI Divestment. On December 21, 2018, FCX completed the transaction with the Indonesia government regarding PTFI's long-term mining rights and share ownership (the 2018 Transaction). Pursuant to the divestment agreement and related documents, PT Mineral Industri Indonesia (MIND ID), an Indonesia state-owned enterprise, acquired all of Rio Tinto plc's (Rio Tinto) interests associated with its joint venture with PTFI (the former Rio Tinto Joint Venture) and 100% of FCX's interests in PT Indonesia Papua Metal Dan Mineral (PTI).

In connection with the 2018 Transaction, PTFI acquired all of the common stock of PT Rio Tinto Indonesia that held the former Rio Tinto Joint Venture interest. After the 2018 Transaction, MIND ID's (26.24%) and PTI's (25.00%) collective share ownership of PTFI totals 51.24% and FCX's share ownership totals 48.76%. The arrangements provide for FCX and the other pre-transaction PTFI shareholders (*i.e.*, MIND ID) to retain the economics of the revenue and cost sharing arrangements under the former Rio Tinto Joint Venture. As a result, FCX's economic interest, including the attribution of net income or loss and dividends paid, in PTFI approximated 81% through 2022 and is 48.76% in 2023 and thereafter (see "Attribution of PTFI Net Income or Loss" below).

FCX, PTFI, PTI and MIND ID entered into a shareholders agreement (the PTFI Shareholders Agreement), which includes provisions related to the governance and management of PTFI. FCX considered the terms of the PTFI Shareholders Agreement and related governance structure, including whether MIND ID has substantive participating rights, and concluded that FCX has retained control and would continue to consolidate PTFI in its financial statements following the 2018 Transaction. Among other terms, the governance arrangements under the PTFI Shareholders Agreement transfers control over the management of PTFI's mining operations to an operating committee, which is controlled by FCX. Additionally, as discussed above, the existing PTFI shareholders retained the economics of the revenue and cost sharing arrangements under the former Rio Tinto Joint Venture, so that FCX's economic interest in the project through 2041 will not be significantly affected by the 2018 Transaction. FCX believes its conclusion to continue to consolidate PTFI in its financial statements is in accordance with the U.S. Securities and Exchange Commission (SEC) Regulation S-X, Rule 3A-02 (a), which provides for situations in which consolidation of an entity, notwithstanding the lack of majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than recorded ownership of voting stock.

Attribution of PTFI Net Income or Loss. Beginning January 1, 2023, the attribution of PTFI's net income or loss is based on equity ownership percentages (48.76% for FCX, 26.24% for MIND ID and 25.00% for PTI), except for net income in 2023 associated with the sale of approximately 190,000 ounces of gold because PTFI did not achieve the Gold Target (as defined in the PTFI Shareholders Agreement), and net income in 2024 associated with the closure of its 2021 corporate income tax audit and resolution of the framework for Indonesia disputed tax matters (refer to Note 9), which were attributed approximately 81% to FCX. For all of its other partially owned consolidated subsidiaries, FCX attributes net income or loss based on equity ownership percentages.

Joint Ventures.

Sumitomo and SMM Morenci, Inc. FMC owns a 72% undivided interest in Morenci via an unincorporated joint venture. The remaining 28% is owned by Sumitomo (15%) and SMM Morenci, Inc. (13%). Each partner takes in kind its share of Morenci's production. FMC purchased 19 million pounds during 2025 and 15 million pounds during 2024 of Morenci's copper cathode from Sumitomo and SMM Morenci, Inc. at market prices for $93 million and $63 million, respectively. FMC had receivables from Sumitomo and SMM Morenci, Inc. totaling $25 million at December 31, 2025, and $23 million at December 31, 2024.

PT Smelting. PT Smelting is an Indonesia company that owns a copper smelter and refinery in Gresik, Indonesia. In 1996, PTFI entered into a joint venture and shareholder agreement with Mitsubishi Materials Corporation (MMC) to jointly construct the PT Smelting facilities. PT Smelting commenced operations in 1999. In December 2023, PT Smelting completed the expansion of its capacity by 30% to process approximately 1.3 million metric tons of copper concentrate per year. The project was funded by PTFI with loans totaling $254 million that converted to equity effective June 30, 2024, increasing PTFI's common stock ownership in PT Smelting to 66% from 39.5%. MMC owns the remaining 34% of PT Smelting's outstanding common stock and serves as the operator of the facilities.

FCX has determined that PT Smelting is a variable interest entity; however, as mutual consent of both PTFI and MMC is required to make the decisions that most significantly impact the economic performance of PT Smelting, PTFI is not the primary beneficiary. As PTFI has the ability to exercise significant influence over PT Smelting, PTFI accounts for its investment in PT Smelting under the equity method.

PTFI's maximum exposure to loss is its investment in PT Smelting (refer to Note 4). PTFI's equity in PT Smelting's earnings totaled $6 million in 2025, $8 million in 2024 and $10 million in 2023.

Beginning January 1, 2023, PTFI's commercial arrangement with PT Smelting changed from a copper concentrate sales agreement to a tolling arrangement. Under this arrangement, PTFI pays PT Smelting a tolling fee to smelt and refine its copper concentrate and PTFI retains title to all products for sale to third parties (*i.e.*, there are no sales from PTFI to PT Smelting). PTFI recorded tolling-related charges of $200 million in 2025, $326 million in 2024 and $183 million in 2023.

NOTE 3. PROPERTY, PLANT, EQUIPMENT AND MINE DEVELOPMENT COSTS, NET

The components of net property, plant, equipment and mine development costs follow:

December 31,	2025	2024
Machinery and equipment	$ 21,585	$ 16,319
Mine development and other	13,446	12,828
Buildings and infrastructure	12,046	10,667
Proven and probable mineral reserves	7,164	7,159
Mobile equipment	6,313	5,598
Construction in progress	5,523	9,381
VBPP[a]	353	358
Oil and gas properties[b]	—	35
Total	66,430	62,345
Accumulated DD&A	(25,694)	(23,831)
Property, plant, equipment and mine development costs, net	$ 40,736	$ 38,514

a. Represents VBPP primarily acquired in connection with the 2007 acquisition of FMC.
b. Oil and gas properties under the full cost method are net of accumulated amortization and impairments of $27.5 billion at December 31, 2025 and $27.4 billion at December 31, 2024.

Capitalized interest, which primarily related to FCX's mining operations' capital projects, including the construction and development of PTFI's downstream processing facilities, totaled $342 million in 2025, $391 million in 2024 and $267 million in 2023.

During the three-year period ended December 31, 2025, no material impairments of FCX's long-lived mining assets were recorded. As discussed in Note 10, PTFI recorded asset impairment charges totaling $73 million in 2025 associated with the September 2025 mud rush incident, including for the write-off of $60 million of assets damaged beyond repair and $13 million of chute galleries that are being upgraded. However, the incident did not indicate a broader impairment of PTFI's long-lived mining assets based on PTFI's reserve life, favorable market outlook for metal prices and expected resumption of operations at the Grasberg Block Cave underground mine in the near term.

NOTE 4. OTHER ASSETS

The components of other assets follow:

December 31,	2025	2024
Intangible assets[a]	$ 432	$ 428
Legally restricted trust assets[b]	232	217
Investments:		
PT Smelting[c]	352	354
Fixed income, equity securities and other	125	102
Restricted time deposits[d]	119	100
Cloud computing arrangements	226	163
Royalty overpayments	39	22
Long-term employee receivables	24	24
Other	109	97
Total other assets	$1,658	$1,507

a. Indefinite-lived intangible assets totaled $214 million at both December 31, 2025 and 2024. Definite-lived intangible assets totaled $219 million at December 31, 2025, and $214 million at December 31, 2024, which were net of accumulated amortization totaling $50 million and $46 million, respectively.
b. Reflects amounts held in trusts for AROs related to properties in New Mexico (refer to Note 10).
c. Refer to Note 2.
d. Relates to PTFI's regulatory commitments (refer to Notes 10 and 12).

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities follow:

December 31,	2025	2024
Accounts payable	$2,948	$2,789
Salaries, wages and other compensation	382	361
Litigation accruals[a]	343	34
Pension, postretirement, postemployment and other employee benefits[b]	148	128
Accrued interest[c]	145	135
Deferred revenue	106	91
Leases[d]	103	98
Accrued taxes, other than income taxes	79	81
Community development programs	62	75
PTFI contingencies[e]	49	49
MIND ID indemnification[d]	49	49
PTFI administrative fine[a]	—	59
Other	151	108
Total accounts payable and accrued liabilities	$4,565	$4,057

a. Refer to Note 10.
b. Refer to Note 7 for the long-term portion.
c. Third-party interest paid, net of capitalized interest, was $256 million in 2025, $206 million in 2024 and $419 million in 2023.
d. Refer to Note 11.
e. Primarily reflects Indonesia tax matters. Refer to Note 10.

NOTE 6. DEBT

FCX's debt is net of reductions of $49 million at December 31, 2025, and $58 million at December 31, 2024, for unamortized net discounts and unamortized debt issuance costs. The components of debt follow:

December 31,	2025	2024
Revolving credit facilities:		
PTFI	$ 250	$ 250
FCX	—	—
Cerro Verde	—	—
Senior notes and debentures:		
Issued by FCX:		
5.00% Senior Notes due 2027	450	449
4.125% Senior Notes due 2028	484	484
4.375% Senior Notes due 2028	431	431
5.25% Senior Notes due 2029	471	469
4.25% Senior Notes due 2030	447	447
4.625% Senior Notes due 2030	590	589
5.40% Senior Notes due 2034	724	724
5.450% Senior Notes due 2043	1,690	1,688
Issued by PTFI:		
4.763% Senior Notes due 2027	748	747
5.315% Senior Notes due 2032	1,492	1,491
6.200% Senior Notes due 2052	745	745
Issued by FMC:		
7 ⅛% Debentures due 2027	115	115
9 ½% Senior Notes due 2031	118	119
6 ⅛% Senior Notes due 2034	119	119
Atlantic Copper[a]	482	57
Other	23	24
Total debt	9,379	8,948
Less current portion of debt[b]	(466)	(41)
Long-term debt	$8,913	$8,907

a. Includes short-term lines of credit used for working capital requirements, primarily based on the Secured Overnight Financing Rate (SOFR) plus a spread.
b. At December 31, 2025, the weighted average interest rate of FCX's current portion of debt was 3.9%.

Revolving Credit Facilities.

FCX. FCX and PTFI have a $3.0 billion, unsecured revolving credit facility that matures in October 2027. Under the terms of the revolving credit facility, FCX may obtain loans and issue letters of credit in an aggregate amount of up to $3.0 billion, with a $1.5 billion sublimit on the issuance of letters of credit and a $500 million limit on PTFI's borrowing capacity. At December 31, 2025, there were no borrowings and $5 million in letters of credit issued under FCX's revolving credit facility. Interest on loans made under the revolving credit facility may, at the option of FCX or PTFI, be determined based on SOFR plus a spread to be determined by reference to a grid based on FCX's credit rating.

The revolving credit facility contains customary affirmative covenants and representations, and also contains various negative covenants that, among other things and subject to certain exceptions, restrict the ability of FCX's subsidiaries that are not borrowers or guarantors to incur additional indebtedness (including guarantee obligations) and the ability of FCX or FCX's subsidiaries to create liens on assets; enter into sale and leaseback transactions; engage in mergers, liquidations and dissolutions; and sell assets. In addition, the revolving credit facility contains a total leverage ratio financial covenant.

PTFI. At December 31, 2025, PTFI had $250 million in borrowings outstanding under its $1.75 billion senior unsecured revolving credit facility that matures in November 2028. PTFI's revolving credit facility is available for its general corporate purposes. Interest on loans made under PTFI's revolving credit facility is determined based on SOFR plus a spread.

PTFI's revolving credit facility contains customary affirmative covenants and representations and also contains standard negative covenants that, among other things, restrict, subject to certain exceptions, the ability of PTFI to incur additional indebtedness; create liens on assets; enter into sale and leaseback transactions; sell assets; and modify or amend the shareholders agreement or related governance structure. The credit facility also contains financial covenants governing maximum total leverage and minimum interest expense coverage and other covenants addressing certain environmental and social compliance requirements.

Cerro Verde. At December 31, 2025, Cerro Verde had no borrowings outstanding under its $350 million senior unsecured revolving credit facility that matures in May 2027. Cerro Verde's revolving credit facility contains customary representations and affirmative and negative covenants.

At December 31, 2025, FCX, PTFI and Cerro Verde were in compliance with each of their respective credit facility's covenants.

Senior Notes.

FCX. FCX's 5.00% senior notes due 2027 are redeemable at 100% of principal. The senior notes listed below are redeemable in whole or in part, at the option of FCX, at specified redemption prices prior to the dates stated below and beginning on the dates stated below at 100% of principal.

Debt Instrument	Date
4.763% Senior Notes due 2027	March 14, 2027
4.125% Senior Notes due 2028	March 1, 2026
4.375% Senior Notes due 2028	August 1, 2026
5.25% Senior Notes due 2029	September 1, 2027
4.25% Senior Notes due 2030	March 1, 2028
4.625% Senior Notes due 2030	August 1, 2028

The senior notes listed below are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price prior to the dates stated below and beginning on the dates stated below at 100% of principal.

Debt Instrument	Date
5.40% Senior Notes due 2034	May 14, 2034
5.450% Senior Notes due 2043	September 15, 2042

FCX's senior notes contain limitations on liens and rank equally with FCX's other existing and future unsecured and unsubordinated indebtedness.

PTFI. The senior notes listed below are redeemable in whole or in part, at the option of PTFI, at a make-whole redemption price prior to the dates stated below and beginning on the dates stated below at 100% of principal.

Debt Instrument	Date
4.763% Senior Notes due 2027	March 14, 2027
5.315% Senior Notes due 2032	January 14, 2032
6.200% Senior Notes due 2052	October 14, 2051

FMC. The FMC senior notes are redeemable in whole or in part, at the option of FMC, at stated make-whole redemption prices at any time prior to maturity.

Maturities. Maturities of debt instruments based on the principal amounts outstanding at December 31, 2025, total $0.5 billion in 2026, $1.3 billion in 2027, $1.2 billion in 2028, $0.5 billion in 2029, $1.0 billion in 2030 and $4.9 billion thereafter.

NOTE 7. OTHER LIABILITIES, INCLUDING EMPLOYEE BENEFITS

The components of other liabilities follow:

December 31,	2025	2024
Pension, postretirement, postemployment and other employment benefits[a]	770	689
Litigation accruals	163	163
Provision for tax positions	131	136
Social investment programs	146	111
Other	86	96
Total other liabilities	$1,296	$1,195

a. Refer to Note 5 for current portion.

Pension Plans. FCX uses a measurement date of December 31 for its plans.

SERP Plan. FCX has an unfunded Supplemental Executive Retirement Plan (SERP) for its Chairman of the Board. The SERP provides for retirement benefits payable in the form of a joint and survivor annuity, life annuity or an equivalent lump sum. The participant has elected to receive an equivalent lump sum payment.

The payment will equal a percentage of the participant's highest average compensation for any consecutive three-year period during the five years immediately preceding the completion of 25 years of credited service. The SERP benefit will be reduced by the value of all benefits from current and former retirement plans (qualified and nonqualified) sponsored by FCX, by FM Services Company, FCX's wholly owned subsidiary, or by any predecessor employer (including FCX's former parent company), except for benefits produced by accounts funded exclusively by deductions from the participant's pay.

FMC Plans. FMC has U.S. trusteed, non-contributory pension plans covering some U.S. employees and some employees of its international subsidiaries hired before 2007. The applicable FMC plan design determines the manner in which benefits are calculated for any particular group of employees. Benefits are calculated based on final average monthly compensation and years of service or based on a fixed amount for each year of service. Non-bargained FMC employees hired after December 31, 2006, are not eligible to participate in the FMC U.S. pension plan. Effective September 1, 2020, the FMC Retirement Plan, the largest FMC plan, was amended such that participants no longer accrue any additional benefits.

FCX's funding policy for these plans provides that contributions to pension trusts shall be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans; or, in the case of international plans, the minimum legal requirements that may be applicable in the various countries. Additional contributions also may be made from time to time.

FCX's primary investment objectives for the FMC plan assets held in a master trust (Master Trust) are to maintain funds sufficient to pay all benefit and expense obligations when due, minimize the volatility of the plan's funded status to the extent practical, and to maintain prudent levels of risk consistent with the plan's investment policy. The FMC plan assets are invested in a risk-mitigating portfolio, which is allocated among multiple fixed income managers. The current target allocation of the portfolio is long-duration credit (50%); long-duration U.S. government/credit (20%); core fixed income (22%); long-term U.S. Treasury Separate Trading of Registered Interest and Principal Securities (7%); and cash equivalents (1%).

Plan assets are classified within a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), then to prices derived using significant observable inputs (Level 2) and the lowest priority to prices derived using significant unobservable inputs (Level 3).

A summary of the fair value for pension plan assets, including those measured at net asset value (NAV) as a practical expedient, associated with the FMC plans follows:

	Fair Value at December 31, 2025				
	Total	NAV	Level 1	Level 2	Level 3
Commingled/collective funds:					
Fixed income securities	$ 405	$405	$ —	$ —	$ —
Short-term investments	17	17	—	—	—
Fixed income:					
Corporate bonds	600	—	—	600	—
Government bonds	240	—	—	240	—
Private equity investments	77	77	—	—	—
Other investments	59	—	1	58	—
Total investments	1,398	$499	$ 1	$898	$ —
Cash and receivables	20				
Payables	(2)				
Total pension plan net assets	$1,416				

	Fair Value at December 31, 2024				
	Total	NAV	Level 1	Level 2	Level 3
Commingled/collective funds:					
Fixed income securities	$ 395	$395	$ —	$ —	$ —
Short-term investments	37	37	—	—	—
Fixed income:					
Corporate bonds	624	—	—	624	—
Government bonds	238	—	—	238	—
Private equity investments	68	68	—	—	—
Other investments	57	—	1	56	—
Total investments	1,419	$500	$ 1	$918	$ —
Cash and receivables	20				
Payables	(3)				
Total pension plan net assets	$1,436				

Following is a description of the pension plan asset categories included in the above tables and the valuation techniques used to measure fair value. There have been no changes to the techniques used to measure fair value.

Commingled/collective funds are managed by several fund managers and are valued at the NAV per unit of the fund. For most of these funds, the majority of the underlying assets are actively traded securities. These funds primarily require up to a two-business-day notice for redemptions.

Fixed income investments include corporate and government bonds held directly by the Master Trust. Fixed income securities are valued using a bid-evaluation price or a mid-evaluation price and, as such, are classified within Level 2 of the fair value hierarchy. A bid-evaluation price is an estimated price at which a dealer would pay for a security. A mid-evaluation price is the average of the estimated price at which a dealer would sell a security and the estimated price at which a dealer would pay for a security. These evaluations are based on quoted prices, if available, or models that use observable inputs.

Private equity investments are valued at NAV using information from general partners and have inherent restrictions on redemptions that may affect the ability to sell the investments at their NAV in the near term.

The benefit obligation net of plan assets for the FCX plans (FMC and SERP plans) totaled $361 million at December 31, 2025, and $344 million at December 31, 2024. The balance at December 31, 2025, consisted of $3 million in accounts payable and accrued liabilities, $11 million in other assets and $369 million in other liabilities. The balance at December 31, 2024, consisted of $3 million in accounts payable and accrued liabilities, $11 million in other assets and $352 million in other liabilities.

PTFI Plan. PTFI has a defined benefit pension plan denominated in Indonesia rupiah covering substantially all of its Indonesia national employees. PTFI funds the plan and invests the assets in accordance with Indonesia pension guidelines. The pension obligation was valued at an exchange rate of 16,698 rupiah to one U.S. dollar on December 31, 2025, and 16,081 rupiah to one U.S. dollar on December 31, 2024. Indonesia labor laws require that companies provide a minimum severance to employees upon employment termination based on the reason for termination and the employee's years of service. PTFI's pension benefit obligation includes benefits determined in accordance with this law.

A summary of the fair value for pension plan assets associated with the PTFI plan follows:

	Fair Value at December 31, 2025			
	Total	Level 1	Level 2	Level 3
Government bonds	$111	$111	$ —	$ —
Common stocks	55	55	—	—
Mutual funds	14	14	—	—
Total investments	180	$180	$ —	$ —
Cash and receivables[a]	28			
Payables	(2)			
Total pension plan net assets	$206			

	Fair Value at December 31, 2024			
	Total	Level 1	Level 2	Level 3
Government bonds	$ 96	$ 96	$ —	$ —
Common stocks	53	53	—	—
Mutual funds	12	12	—	—
Total investments	161	$161	$ —	$ —
Cash and receivables[a]	24			
Total pension plan net assets	$185			

a. Cash consists primarily of short-term time deposits.

Following is a description of the valuation techniques used for pension plan assets measured at fair value associated with the PTFI plan. There have been no changes to the techniques used to measure fair value.

Government bonds, common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

The valuation techniques described for the FMC and PTFI plans may produce a fair value calculation that may not be indicative of NRV or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with those used by other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The benefit obligation net of plan assets for the PTFI plan totaled $28 million at December 31, 2025 and 2024, which was included in other liabilities.

Included in accumulated other comprehensive loss are $402 million at December 31, 2025, and $417 million at December 31, 2024, which have not been recognized in net periodic pension cost.

The expected benefit payments for FCX's (FMC and SERP plans) and PTFI's pension plans follow:

	FCX	PTFI[a]
2026	$126	$ 34
2027	195	28
2028	128	30
2029	128	28
2030	128	30
2031 through 2035	623	126

a. Based on a December 31, 2025, exchange rate of 16,698 Indonesia rupiah to one U.S. dollar.

Postretirement and Other Benefits. FCX also provides postretirement medical and life insurance benefits for certain U.S. employees and, in some cases, employees of certain international subsidiaries. These postretirement benefits vary among plans, and many plans require contributions from retirees. The expected cost of providing such postretirement benefits is accrued during the years employees render service.

The benefit obligation (funded status) for the postretirement medical and life insurance benefit plans consisted of a current portion of $4 million (included in accounts payable and accrued liabilities) and a long-term portion of $29 million (included in other liabilities) at December 31, 2025, and a current portion of $5 million and a long-term portion of $31 million at December 31, 2024.

FCX has a number of postemployment plans covering severance, long-term disability income, continuation of health and life insurance coverage for disabled employees or other welfare benefits. The accumulated postemployment benefit obligation consisted of a current portion of $9 million (included in accounts payable and accrued liabilities) and a long-term portion of $54 million (included in other liabilities) at December 31, 2025, and a current portion of $7 million and a long-term portion of $43 million at December 31, 2024.

FCX also sponsors a retirement savings plan for most of its U.S. employees. The plan allows employees to contribute a portion of their income in accordance with specified guidelines. The savings plan is a qualified 401(k) plan for all U.S. salaried and non-bargained hourly employees. Participants exercise control and direct the investment of their contributions and account balances among various investment options under the plan. FCX contributes to the plan and matches a percentage of employee contributions up to certain limits. For employees whose eligible compensation exceeds certain levels, FCX provides a nonqualified unfunded defined contribution plan, which had a liability balance of $73 million at December 31, 2025, and $69 million at December 31, 2024, all of which was included in other liabilities.

The costs charged to operations for the employee savings plan totaled $140 million in 2025, $131 million in 2024 and $119 million in 2023. FCX has other employee benefit plans, certain of which are related to FCX's financial results, which are recognized in operating costs.

NOTE 8. STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

FCX's authorized shares of capital stock consists of 3.0 billion shares of common stock and 50 million shares of preferred stock.

Financial Policy. FCX's financial policy includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interests would be allocated to shareholder returns and the balance to debt reduction and investments in value-enhancing growth projects, subject to FCX maintaining its net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding debt for PTFI's downstream processing facilities). FCX's Board of Directors (Board) reviews the structure of the performance-based payout framework at least annually.

Under its $5.0 billion share repurchase program, FCX has acquired a total of 52 million shares of its common stock for a cost of $2.0 billion ($38.51 average cost per share), including 2.9 million shares for a total cost of $107 million in 2025 and 1.2 million shares for a total cost of $59 million in 2024 (no purchases were made in 2023). As of February 13, 2026, FCX has $3.0 billion available for repurchases under the program.

On December 17, 2025, FCX's Board declared cash dividends totaling $0.15 per share on its common stock (including a $0.075 per share quarterly base cash dividend and a $0.075 per share quarterly variable, performance-based cash dividend), which were paid on February 2, 2026, to common stockholders of record as of January 15, 2026.

The declaration and payment of dividends (base or variable) and timing and amount of any share repurchases are at the discretion of FCX's Board and management, respectively, and are subject to a number of factors, including not exceeding FCX's net debt target, capital availability, FCX's financial results, cash requirements, global economic conditions, changes in laws, contractual restrictions and other factors deemed relevant by FCX's Board or management, as applicable. FCX's share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion.

Stock Award Plans. FCX currently has awards outstanding under various stock-based compensation plans. In June 2025, common stockholders approved the 2025 Stock Incentive Plan (the 2025 Plan). The 2025 Plan authorizes the issuance of stock options, stock appreciation rights, restricted stock, RSUs, PSUs and other stock-based awards for up to 43.8 million common shares, subject to certain adjustments and less awards granted after April 1, 2025, under the 2016 Stock Incentive Plan and prior to the effective date of the 2025 Plan. As of December 31, 2025, 40.5 million shares were available for grant under the 2025 Plan, and no shares were available under other plans.

Stock Options. Stock options granted under the plans generally expire 10 years after the date of grant and vest in one-third annual increments beginning one year from the date of grant. The award agreements provide that participants will receive the following year's vesting upon retirement. Therefore, on the date of grant, FCX accelerates one year of amortization for retirement-eligible employees. The award agreements also provide for accelerated vesting upon certain qualifying terminations of employment within one year following a change of control. FCX has not granted stock options since 2021.

A summary of stock options outstanding as of December 31, 2025, and activity during the year, follows:

	Number of Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1, 2025	5,609,047	$14.22		
Exercised	(844,079)	12.51		
Balance at December 31, 2025	4,764,968	14.53	3.3	$173

All stock options outstanding at December 31, 2025, were vested and exercisable. The total intrinsic value of options exercised was $26 million during 2025, $95 million during 2024 and $52 million during 2023. Total fair value of options vested was less than $1 million during 2024 and $3 million during 2023.

Stock-Settled PSUs and RSUs. Since 2014, FCX's executive officers received annual grants of PSUs that vest after a three-year performance period. The total grant date target shares related to the PSU grants were 0.5 million for 2025 and 0.4 million for each of

2024 and 2023, of which the executive officers will earn between 0% and 200% of the target shares based on achievement of financial metrics, which amount shall be subject to an increase or decrease of up to 25% of the target shares based on FCX's total shareholder return compared to the total shareholder return of a peer group. PSU awards for FCX's executive officers who are retirement-eligible are non-forfeitable. As such, FCX charges the estimated fair value of the non-forfeitable PSU awards to expense at the time the financial and operational metrics are established, which is typically grant date. The fair value of PSU awards for FCX's executive officers who are not retirement-eligible are charged to expense over the performance period.

FCX grants RSUs that vest over a period of three years to certain employees. Some award agreements allow for participants to receive the following year's vesting upon retirement. Therefore, on the date of grant of these RSU awards, FCX accelerates one year of amortization for retirement-eligible employees. FCX also grants RSUs to its directors, which vest on the first anniversary of the date of grant. The fair value of the RSUs is amortized over the vesting period or the period until the director becomes retirement eligible, whichever is shorter. Upon a director's retirement, all of their unvested RSUs immediately vest. For retirement-eligible directors, the fair value of RSUs is recognized in earnings on the date of grant.

The award agreements provide for accelerated vesting of all RSUs held by directors if there is a change of control (as defined in the award agreements) and for accelerated vesting of all RSUs held by employees if they experience a qualifying termination within one year following a change of control. Dividends attributable to RSUs and PSUs accrue and are paid if the awards vest.

A summary of outstanding stock-settled RSUs and PSUs as of December 31, 2025, and activity during the year, follows:

	Number of Awards	Weighted-Average Grant-Date Fair Value Per Award	Aggregate Intrinsic Value
Balance at January 1, 2025	5,723,084	$39.21	
Granted	2,292,300	37.84	
Vested	(1,957,163)	40.48	
Forfeited	(114,579)	39.21	
Balance at December 31, 2025	5,943,642	38.26	$ 302

The total fair value of stock-settled RSUs and PSUs granted was $87 million during 2025, $92 million during 2024 and $93 million during 2023. The total intrinsic value of stock-settled RSUs and PSUs vested was $77 million during 2025, $84 million during 2024 and $136 million during 2023. As of December 31, 2025, FCX had $26 million of total unrecognized compensation cost related to unvested stock-settled RSUs and PSUs expected to be recognized over approximately 1.2 years.

Cash-Settled RSUs. Cash-settled RSUs are similar to stock-settled RSUs but are settled in cash rather than in shares of common stock. These cash-settled RSUs generally vest over three years of service. Some award agreements allow for participants to receive the following year's vesting upon retirement. Therefore, on the date of grant of these cash-settled RSU awards, FCX accelerates one year of amortization for retirement-eligible employees. The cash-settled RSUs are classified as liability awards, and the fair value of these awards is remeasured each reporting period until the vesting dates. The award agreements for cash-settled RSUs provide for accelerated vesting upon certain qualifying terminations of employment within one year following a change of control. Dividends attributable to cash-settled RSUs accrue and are paid if the awards vest.

A summary of outstanding cash-settled RSUs as of December 31, 2025, and activity during the year, follows:

	Number of Awards	Weighted-Average Grant-Date Fair Value Per Award	Aggregate Intrinsic Value
Balance at January 1, 2025	1,063,486	$40.60	
Granted	691,250	37.84	
Vested	(497,533)	40.58	
Forfeited	(28,060)	39.15	
Balance at December 31, 2025	1,229,143	39.09	$62

The total grant-date fair value of cash-settled RSUs was $26 million during 2025, $25 million during 2024 and $24 million during 2023. The intrinsic value of cash-settled RSUs vested was $20 million during 2025, $15 million during 2024 and $20 million during 2023. The accrued liability associated with cash-settled RSUs consisted of a current portion of $33 million (included in accounts payable and accrued liabilities) and a long-term portion of $11 million (included in other liabilities) at December 31, 2025, and a current portion of $22 million and a long-term portion of $8 million at December 31, 2024.

Other Information. The following table includes amounts related to exercises of stock options and vestings of RSUs and PSUs during the years ended December 31:

	2025	2024	2023
FCX shares tendered or withheld to pay the exercise price and/or the statutory withholding taxes[a]	560,613	1,505,675	1,633,519
Cash received from stock option exercises	$ 12	$ 29	$ 47
Actual tax benefit realized for tax deductions	$ 5	$ 5	$ 4
Amounts FCX paid for employee taxes	$ 22	$ 35	$ 50

a. Under terms of the related plans, upon exercise of stock options, vesting of stock-settled RSUs and payout of PSUs, employees may tender or have withheld FCX shares to pay the exercise price and/or required withholding taxes.

NOTE 9. INCOME TAXES

Geographic sources of income (loss) before income taxes and equity in affiliated companies' net earnings for the years ended December 31 follow:

	2025	2024	2023
U.S.	$ 405	$ (547)	$ 68
Foreign	5,967	7,454	5,938
Total	$6,372	$6,907	$6,006

Income taxes are provided on the earnings of FCX's material foreign subsidiaries under the assumption that these earnings will be distributed. FCX has not provided deferred income taxes for other differences between the book and tax carrying amounts of its investments in material foreign subsidiaries as FCX considers its ownership positions to be permanent in duration, and quantification of the related deferred tax liability is not practicable.

FCX's provision for income taxes for the years ended December 31 follows:

	2025	2024	2023
Current income taxes:			
U.S. federal	$ —	$ 36	$ 5
U.S. state	(6)	(1)	(6)
Foreign	(1,967)	(2,635)	(2,087)
Total current	(1,973)	(2,600)	(2,088)
Deferred income taxes:			
U.S. federal	—	1	(50)
U.S. state	(3)	(1)	(3)
Foreign	(250)	74	(320)
Total deferred	(253)	74	(373)
Adjustments	1	—	6
Operating loss carryforwards	4	3	185
Provision for income taxes	$(2,221)	$(2,523)	$(2,270)

A reconciliation of the U.S. federal statutory tax rate to FCX's effective income tax rate for the years ended December 31 follows:

	2025		2024		2023	
	Amount	%	Amount	%	Amount	%
U.S. federal statutory tax rate	$(1,338)	(21)%	$(1,450)	(21)%	$(1,261)	(21)%
U.S. state and local income taxes, net of federal income tax effect[a]	9	—	—	—	(3)	—
Foreign tax effects:						
Indonesia[b]						
Statutory tax rate difference between Indonesia and U.S.	(154)	(2)	(228)	(3)	(192)	(3)
Mining taxes	(290)	(5)	(453)	(7)	(357)	(6)
Withholding taxes	(128)	(2)	(208)	(3)	(162)	(3)
Other	(27)	—	(20)	—	(28)	—
Peru[c]						
Statutory tax rate difference between Peru and U.S.	(205)	(3)	(144)	(2)	(130)	(2)
Mining taxes	(110)	(2)	(81)	(1)	(76)	(2)
Withholding taxes	(33)	—	(21)	—	(16)	—
Other	31	—	(12)	—	(41)	(1)
Other foreign jurisdictions	(50)	(1)	(47)	(1)	2	—
Effect of changes in tax laws or rates enacted in the current period	—	—	—	—	—	—
Effect of cross-border tax laws	(2)	—	(10)	—	(2)	—
Tax credits:						
Foreign tax credit expiration/limitation	(32)	(1)	(1,043)	(15)	(287)	(5)
Other	(25)	—	(14)	—	—	—
Changes in valuation allowance	(50)	(1)	861	12	128	2
Nontaxable or nondeductible items:						
Depletion	210	3	88	1	204	3
Other	(13)	—	(9)	—	(2)	—
Changes in unrecognized tax benefits	(6)	—	228[b]	3	(28)	—
Other adjustments	(8)	—	40	—	(19)	—
Provision for income taxes	$(2,221)	(35)%	$(2,523)	(37)%	$(2,270)	(38)%

a. New York state taxes in 2025 and Texas state taxes in 2023 contributed to the majority of the tax effect in this category.
b. Refer to "Indonesia Tax Matters" below.
c. Refer to "Peru Tax Matters" below.

Income taxes paid (net of refunds) are as follows for the years ended December 31:

	2025	2024	2023
U.S. federal	$ —	$ —	$ —
U.S. state	—	1	—
Foreign:			
Indonesia	2,194	1,971	1,350
Peru	632	560	630
Other foreign jurisdictions	72	20	27
Total foreign	2,898	2,551	2,007
Total income taxes paid, net	$2,898	$2,552	$2,007

The components of deferred taxes follow:

December 31,	2025	2024
Deferred tax assets:		
Accrued expenses	$ 1,845	$ 1,657
Net operating losses	1,805	1,814
Foreign tax credits	159	184
Employee benefit plans	72	76
Other	199	214
Deferred tax assets	4,080	3,945
Valuation allowances	(3,079)	(2,984)
Net deferred tax assets	1,001	961
Deferred tax liabilities:		
Property, plant, equipment and mine development costs	(4,335)	(4,193)
Undistributed earnings	(1,037)	(981)
Other	(241)	(155)
Total deferred tax liabilities	(5,613)	(5,329)
Net deferred tax liabilities	$(4,612)	$(4,368)

Tax Attributes. At December 31, 2025, FCX had (i) U.S. state net operating losses (NOLs) of $10.6 billion, of which $3.6 billion can be carried forward indefinitely, with the remainder primarily expiring between 2026 and 2045, (ii) U.S. federal NOLs of $6.1 billion, of which $0.8 billion can be carried forward indefinitely, with the remainder primarily expiring between 2036 and 2037, (iii) U.S. foreign tax credits of $0.2 billion that will expire between 2026 and 2034 and (iv) Atlantic Copper NOLs of $0.4 billion that can be carried forward indefinitely.

Valuation Allowances. On the basis of available information at December 31, 2025, including positive and negative evidence, FCX has provided valuation allowances for certain of its deferred tax assets where it believes it is more-likely-than-not that some portion or all of such assets will not be realized. Valuation allowances totaled $3.1 billion at December 31, 2025, and covered all of FCX's U.S. federal NOLs and foreign tax credits, substantially all of its U.S. state and foreign NOLs, as well as a portion of its U.S. federal, state and foreign deferred tax assets.

The valuation allowance related to FCX's U.S. foreign tax credits totaled $0.2 billion at December 31, 2025. FCX has operations in tax jurisdictions where statutory income taxes and withholding taxes are in excess of the U.S. federal income tax rate. Valuation allowances are recognized on foreign tax credits for which no benefit is expected to be realized.

The valuation allowance related to FCX's U.S. federal, state and foreign NOLs totaled $1.8 billion and other deferred tax assets totaled $1.1 billion at December 31, 2025. NOLs and deferred tax assets represent future deductions for which a benefit will only be realized to the extent these deductions offset future income. FCX develops an estimate of which future tax deductions will be realized and recognizes a valuation allowance to the extent these deductions are not expected to be realized in future periods.

Valuation allowances will continue to be carried on U.S. foreign tax credits, U.S. federal, state and foreign NOLs and U.S. federal, state and foreign deferred tax assets, until such time that (i) FCX generates taxable income against which any of the assets, credits or NOLs can be used, (ii) forecasts of future taxable income provide sufficient positive evidence to support reversal of the valuation allowances or (iii) FCX identifies a prudent and feasible means of securing the benefit of the assets, credits or NOLs that can be implemented.

The $0.1 billion net increase in the valuation allowances during 2025 is primarily related to a $0.2 billion increase in U.S. federal temporary differences related to current year activity, partially offset by a $0.1 billion decrease in valuation allowances against outstanding Section 163(j) deferred tax assets.

U.S. Tax Matters.
One Big Beautiful Bill Act. On July 4, 2025, the President signed into law H.R.1 (also referred to as the One Big Beautiful Bill Act), which includes a broad range of tax reform provisions affecting businesses, including extending and modifying certain provisions of the Tax Cuts & Jobs Act of 2017. H.R.1 did not have a material impact on FCX's consolidated financial results for the year 2025.

Inflation Reduction Act of 2022. The provisions of the U.S. Inflation Reduction Act of 2022 (the Act), which became applicable to FCX on January 1, 2023, include, among other provisions, a new Corporate Alternative Minimum Tax (CAMT) of 15% on the adjusted financial statement income (AFSI) of corporations with average annual AFSI exceeding $1.0 billion over a three-year period.

Based on current guidance, FCX has determined that the provisions of the Act did not impact its financial results for the three years ended December 31, 2025. However, the proposed and interim guidance released by the Internal Revenue Service relating to the calculation of CAMT is not final and is subject to change.

Pillar Two of the Global Anti-Base Erosion Rules. In 2021, the Organisation for Economic Co-operation and Development (OECD) published a framework for Pillar Two of the Global Anti-Base Erosion Rules, which was designed to coordinate participating jurisdictions in updating the international tax system to ensure that large multinational companies pay a 15% minimum level of income tax. In January 2026, the OECD published additional guidance on the framework, including safe harbor provisions that would minimize or eliminate application of the 15% global minimum income tax on domestic operations of U.S.-parent multinational companies.

Recommendations from the OECD regarding the 15% global minimum income tax, the safe harbor provisions and other changes are being considered and/or implemented in jurisdictions where FCX operates. At current metals market prices, FCX does not expect enactment of the recommended framework in jurisdictions where it operates to materially impact its financial results.

Indonesia Tax Matters. Under the terms of its special mining business license (IUPK), PTFI is subject to a 25% corporate income tax rate and a 10% profits tax on net income.

During 2024, in conjunction with closure of PTFI's 2021 corporate income tax audit and resolution of Indonesia disputed tax matters, PTFI recorded credits to net income of $215 million, including $199 million to provision for income taxes, $8 million to production and delivery costs and $8 million to interest expense, net.

Peru Tax Matters. Cerro Verde's current mining stability agreement subjects it to a stable income tax rate of 32% through the expiration of the agreement on December 31, 2028. The enacted tax rate on dividend distributions, which is not stabilized by the agreement, is 5%.

During 2025, in conjunction with closure of Cerro Verde's 2020 corporate income tax audit, Cerro Verde recorded credits to net income of $27 million, including $54 million to provision for income taxes and $2 million to other income, net, partially offset by charges of $29 million to production and delivery costs.

Chile Tax Matters. Under the US-Chilean Tax Treaty, which became effective in 2024, FCX's share of income from El Abra is subject to an income tax rate of 35%.

Effective January 1, 2024, mining royalty taxes in Chile consist of two main components: (i) profitability-based mining royalty rates on a sliding scale of 8% to 26% (depending on a defined operational margin) and (ii) an additional ad valorem royalty tax based on 1% of sales.

Uncertain Tax Positions. Tax positions reflected in the consolidated financial statements are, based on their technical merits, more-likely-than-not to be sustained upon examination by taxing authorities or have otherwise been effectively settled. Such tax positions reflect the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. FCX's policy associated with uncertain tax positions is to record accrued interest in interest expense and accrued penalties in other income, net, rather than in the provision for income taxes.

A summary of the activities associated with FCX's reserve for unrecognized tax benefits for the years ended December 31 follows:

	2025	2024	2023
Balance at beginning of year	$161	$720	$810
Additions:			
Prior year tax positions	24	13	27
Current year tax positions	10	10	28
Decreases:			
Prior year tax positions	(20)	(54)	(13)
Settlements with taxing authorities	(4)	(492)	(132)
Lapse of statute of limitations	(2)	(36)	—
Balance at end of year	$169	$161	$720

The total amount of accrued interest and penalties associated with unrecognized tax benefits was $275 million at December 31, 2025, primarily relating to unrecognized tax benefits associated with royalties and the timing of advance payments, $264 million at December 31, 2024, and $536 million at December 31, 2023. Amounts include unpaid items on the consolidated balance sheet of $28 million at December 31, 2025, $26 million at December 31, 2024, and $33 million at December 31, 2023. (Charges) benefits for interest and penalties related to unrecognized tax benefits totaled $(3) million in 2025, $8 million in 2024 and $(153) million in 2023.

The reserve for unrecognized tax benefits of $169 million at December 31, 2025, included $58 million net of income tax benefits and valuation allowances that, if recognized, would reduce

FCX's provision for income taxes. Changes in the reserve for unrecognized tax benefits associated with current and prior-year tax positions were primarily related to uncertainties associated with FCX's tax treatment of cost recovery methods and various non-deductible costs.

FCX or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The tax years for FCX's major tax jurisdictions that remain subject to examination are as follows:

Jurisdiction	Years Subject to Examination	Additional Open Years
U.S. Federal	—	2022-2025
Indonesia	2017, 2022	2023-2025
Peru	2021	2017-2020, 2022-2025
Chile	2023-2024	2022, 2025

NOTE 10. CONTINGENCIES

Environmental. FCX's operations are subject to various environmental laws and regulations that govern the generation, storage, treatment, transportation and disposal of hazardous substances; solid waste disposal; air emissions; wastewater discharges; remediation, restoration and reclamation of environmental contamination, including mine closures and reclamation; protection of endangered and threatened species and designation of critical habitats; and other related matters. FCX subsidiaries that operate in the U.S. also are subject to potential liabilities arising under CERCLA and similar state laws that impose responsibility on current and previous owners and operators of a facility for the remediation of hazardous substances released from the facility into the environment, including damages to natural resources, in some cases irrespective of when the damage to the environment occurred or who caused it. Remediation liability also extends to persons who arranged for the disposal of hazardous substances or transported the hazardous substances to a disposal site selected by the transporter. These liabilities are often shared on a joint and several basis, meaning that each responsible party is fully responsible for the remediation if some or all of the other historical owners or operators no longer exist, do not have the financial ability to respond or cannot be found. As a result, because of FCX's acquisition of FMC, many of the subsidiary companies FCX now owns are responsible for a wide variety of environmental remediation projects throughout the U.S., and FCX expects to spend substantial sums annually for many years to address those remediation issues. Certain FCX subsidiaries have been advised by the U.S. Environmental Protection Agency (EPA), the Department of the Interior, the Department of Agriculture and various state agencies that, under CERCLA or similar state laws and regulations, they may be liable for costs of responding to environmental conditions at a number of sites that have been or are being investigated to determine whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions to address environmental concerns. FCX is also subject to claims where the release of hazardous substances is alleged to have caused natural resource damages (NRD) and to litigation by individuals allegedly exposed to hazardous substances. As of December 31, 2025, FCX had approximately 80 active remediation projects, including NRD claims, in 23 U.S. states. The largest obligations discussed below total $1.7 billion and account for approximately 85% of the total balance at December 31, 2025.

A summary of changes in FCX's estimated environmental obligations for the years ended December 31 follows:

	2025	2024	2023
Balance at beginning of year	$2,040	$1,939	$1,740
Accretion expense[a]	116	131	119
Net (reductions) additions[b]	(19)	82	195
Spending	(119)	(112)	(115)
Balance at end of year	2,018	2,040	1,939
Less current portion	(125)	(131)	(131)
Long-term portion	$1,893	$1,909	$1,808

a. Represents accretion of the fair value of environmental obligations assumed in the 2007 acquisition of FMC, which were determined on a discounted cash flow basis in accordance with applicable business combination accounting guidance.
b. In connection with its ongoing review and monitoring of environmental remediation sites, during 2025, FCX identified specific projects with environmental obligations where it could no longer be concluded that a probable liability exists and recorded reductions totaling $91 million reflecting closure of these projects. See further discussion below of revisions for changes in the anticipated scope and timing of projects.

Estimated future environmental cash payments (on an undiscounted and de-escalated basis) total $4.3 billion, including $125 million in 2026, $120 million in 2027, $118 million in 2028, $86 million in 2029, $61 million in 2030 and $3.8 billion thereafter. The amount and timing of these estimated payments will change as a result of changes in regulatory requirements, changes in scope and timing of remediation activities, the settlement of environmental matters and as actual spending occurs.

At December 31, 2025, FCX's environmental obligations totaled $2.0 billion, including $1.8 billion recorded on a discounted basis for those obligations assumed in the 2007 acquisition of FMC. FCX estimates it is reasonably possible that these obligations could range between $3.8 billion and $5.0 billion on an undiscounted and de-escalated basis.

At December 31, 2025, the most significant environmental obligations were associated with the Pinal Creek site in Arizona; the Newtown Creek site in New York City; historical uranium mining sites in the western U.S.; and historical smelter sites principally located in Arizona, Indiana, Kansas, Missouri, New Jersey, Oklahoma

and Pennsylvania. FCX may also be subject to litigation brought by private parties, regulators and local governmental authorities related to these historical sites. A discussion of these sites follows.

Pinal Creek. FCX's environmental liability balance for Pinal Creek was $520 million at December 31, 2025.

The Pinal Creek site was listed under the Arizona Department of Environmental Quality's (ADEQ) Water Quality Assurance Revolving Fund program in 1989 for contamination in the shallow alluvial aquifers within the Pinal Creek drainage near Miami, Arizona. Since that time, environmental remediation has been performed by members of the Pinal Creek Group, consisting of Freeport-McMoRan Miami Inc. (Miami), an indirect wholly owned subsidiary of FCX, and two other companies. Pursuant to a 2010 settlement agreement, Miami agreed to take full responsibility for future groundwater remediation at the Pinal Creek site, with limited exceptions. Remediation work consisting of groundwater extraction and treatment plus source control capping is expected to continue for many years. During 2023, FCX recorded adjustments to the Pinal Creek environmental obligation totaling $61 million associated with a refined engineering scope and cost estimate for work to be completed within the next several years.

Newtown Creek. FCX's environmental liability balance for Newtown Creek was $486 million at December 31, 2025.

From the 1930s until 1964, Phelps Dodge Refining Corporation (PDRC), an indirect wholly owned subsidiary of FCX, operated a copper smelter, and from the 1930s until 1984, a copper refinery, on the banks of Newtown Creek (the creek), which is a 3.5-mile-long waterway that forms part of the boundary between Brooklyn and Queens in New York City. Heavy industrial uses on and around the creek and discharges from the City of New York's sewer system over more than a century resulted in significant environmental contamination of the waterway. In 2010, EPA designated the creek as a Superfund site and identified PDRC, four other companies and the City of New York as PRPs. The following year, PDRC and the four other companies (the Newtown Creek Group, NCG) and the City of New York entered an Administrative Order on Consent to perform a remedial investigation/feasibility study (RI/FS) to assess the nature and extent of environmental contamination in the creek and identify remedial options. EPA approved the final RI report in April 2023. The NCG's FS work is ongoing. At the agency's request, the NCG prepared a focused feasibility study (FFS) for an early action remediation project focusing on the East Branch tributary of the creek. In January 2025, the agency issued a record of decision selecting an interim remedy for the East Branch. EPA has identified over 30 PRPs for the site, including the NCG members and New York City, and invited all PRPs to participate in performing the East Branch remedial design. During 2023, FCX recorded adjustments to

Newtown Creek environmental obligations totaling $64 million based on updated cost estimates from the draft early action FFS and no further adjustment was considered necessary based on the issuance of the 2025 record of decision. PDRC, City of New York, and two other PRPs have signed a settlement agreement, which reduced future litigation risk among the participating parties. The scope and design of the site remedy (or remedies), final costs of the site investigation and remediation, and future recovery of costs among various non-NCG PRPs are uncertain and subject to change. Changes to the overall cost of this remedial obligation and the portion ultimately allocated to PDRC could be material to FCX.

Historical Uranium Mining Sites. FCX's environmental liability balance for the historical uranium mining sites was $482 million at December 31, 2025.

During a period between 1940 and the early 1980s, certain FCX subsidiaries and their predecessors were involved in uranium exploration and mining in the western U.S., primarily on federal and tribal lands in the Four Corners region of the Southwest. Similar exploration and mining activities by other companies have also caused environmental impacts warranting remediation.

In 2017, the Department of Justice, EPA, Navajo Nation, and two FCX subsidiaries reached an agreement regarding the financial contribution of the U.S. government and the FCX subsidiaries and the scope of the environmental investigation and remediation work for 94 former uranium mining sites on tribal lands. Under the terms of the Consent Decree executed in May 2017, and approved by the U.S. District Court for the District of Arizona, the U.S. contributed $335 million into a trust fund to cover the government's initial share of the costs, and FCX's subsidiaries are proceeding with the environmental investigation and remediation work at the 94 sites. The program is expected to take more than 20 years to complete. The Consent Decree excluded 23 former uranium mine sites at which an FCX subsidiary may also be potentially liable, but for which the U.S. recovered funds as part of a larger bankruptcy settlement with Tronox. In 2021, EPA informed an FCX subsidiary as well as two other federal entities that it does not expect to have funds sufficient to remediate all of the sites covered by the Tronox bankruptcy settlement. Based on information from EPA, it is currently considered unlikely that EPA will deplete the Tronox settlement funds in the near-term.

FCX is also conducting site surveys of historical uranium mining claims associated with FCX subsidiaries on non-tribal federal lands in the Four Corners region. Under a memorandum of understanding with the U.S. Bureau of Land Management (BLM), site surveys are being performed on approximately 15,000 mining claims, ranging from undisturbed claims to claims with mining features. Based on these surveys, BLM has issued no further action determinations for certain undisturbed claims. A similar agreement is in place with the U.S. Forest Service for mine features on U.S. Forest Service land. Either BLM or the U.S. Forest Service may request additional assessment or remediation activities for other claims with mining features. FCX will update this obligation when it has sufficient support for reconsideration or remedy decisions from the BLM or the U.S. Forest Service to support a reasonably certain range of outcomes. FCX expects it will take several years to complete this work.

Historical Smelter Sites. FCX's environmental liability balance for historical smelter sites was $224 million at December 31, 2025.

FCX subsidiaries and their predecessors at various times owned or operated copper, zinc and lead smelters or refineries in states including Arizona, Indiana, Kansas, Missouri, New Jersey, Oklahoma and Pennsylvania. For some of these former processing sites, certain FCX subsidiaries have been advised by EPA or state agencies that they may be liable for costs of investigating and, if appropriate, remediating environmental conditions associated with these former processing facilities. At other sites, certain FCX subsidiaries have entered into state voluntary remediation programs to investigate and, if appropriate, remediate on-site and off-site conditions associated with the facilities. The historical processing sites are in various stages of assessment and remediation. At some of these sites, disputes with local residents and elected officials regarding alleged health effects or the effectiveness of remediation efforts have resulted in litigation of various types, and similar litigation at other sites is possible.

From 1920 until 1986, United States Metals Refining Company (USMR), an indirect wholly owned subsidiary of FCX, owned and operated a copper smelter and refinery in the Borough of Carteret, New Jersey. Since the early 1980s, the site has been the subject of environmental investigation and remediation, under the direction and supervision of the New Jersey Department of Environmental Protection (NJDEP). In 2012, after receiving a request from NJDEP, USMR also began investigating and remediating off-site properties, which is ongoing. As a result of off-site soil sampling in public and private areas near the former Carteret smelter, FCX established an environmental obligation for known and potential off-site environmental remediation; that work was essentially completed at the end of 2024. In September 2025, FCX also recorded an increase to its environmental obligation associated with the onsite portion of the Carteret smelter site totaling $19 million based on updated cost estimates for the remediation work. On-site contamination is in the later stages of remediation.

Assessments of sediments in the adjacent Arthur Kill resulted in NJDEP's acceptance of USMR's proposal for alternative remediation standards for sediment in the Arthur Kill. The subsequent selection of a preferred sediment remedial action resulted in an increase of $46 million to the related environmental obligation in July 2025. Remedial work is expected to start in 2026 and will take several years to complete.

In 2024 and 2025, EPA released guidance that governs the remediation of lead and arsenic. While the January 2025 EPA final toxicological assessment for inorganic arsenic is subject to further policy review, the updated October 2025 lead guidance for cleanup of residential soils simplifies the process for selecting screening and removal levels. The guidance also emphasizes the use of site-specific risk assessments and institutional controls to manage soil lead risks, which is consistent with the approach used within our smelter portfolio. FCX is working with state agencies to understand possible ramifications of this guidance on its projects. Future changes to EPA's lead and arsenic cleanup levels could result in increases to FCX's environmental obligations for ongoing residential property cleanup projects near former smelter sites.

AROs. FCX's ARO estimates are reflected on a third-party cost basis and are based on FCX's legal obligation to retire tangible, long-lived assets. A summary of changes in FCX's AROs for the years ended December 31 follows:

	2025	2024	2023
Balance at beginning of year	$3,684	$3,001	$3,043
Liabilities incurred	2	16	18
Revisions to cash flow estimates and settlements, net	101[a]	635[a]	54
Accretion expense	175	154	20[b]
Spending	(126)	(122)	(134)
Balance at end of year	3,836	3,684	3,001
Less current portion	(188)	(189)	(185)
Long-term portion	$3,648	$3,495	$2,816

a. Primarily reflects adjustments for legacy oil and gas properties, Safford and El Abra in 2025, and legacy oil and gas properties, Sierrita, PTFI, Climax and Henderson in 2024.
b. Includes a $112 million adjustment at PTFI to correct certain inputs in the historical ARO model.

ARO costs may increase or decrease significantly in the future as a result of changes in regulations, changes in engineering designs and technology, permit modifications or updates, changes in mine plans, settlements, inflation or other factors and as reclamation (concurrent with mining operations or post mining) spending occurs. ARO activities and expenditures for mining operations generally are made over an extended period of time commencing near the end of the mine life; however, certain reclamation activities may be accelerated if legally required or if determined to be economically beneficial. For ARO activities and expenditures for legacy oil and gas properties, the methods used or required to plug and abandon non-producing

oil and gas wellbores; remove platforms, tanks, production equipment and flow lines; and restore wellsites could change over time.

In 2025, FCX completed the implementation of and verification of conformance with the Global Industry Standard on Tailings Management (the Tailings Standard) at all applicable tailings storage facilities. Accordingly, at December 31, 2025, FCX's tailings storage facility closure plans and associated cost estimates and AROs meet the requirements of the Tailings Standard.

Financial Assurance. Arizona, New Mexico, Colorado and other states, as well as U.S. regulations governing mine operations on federal land, require financial assurance to be provided for the estimated costs of mine reclamation and closure, including groundwater quality protection programs. FCX has satisfied financial assurance requirements by using a variety of mechanisms, primarily involving parent company performance guarantees and financial capability demonstrations, but also trust funds, surety bonds, letters of credit and other collateral. The applicable regulations specify financial strength tests that are designed to confirm a company's or guarantor's financial capability to fund estimated reclamation and closure costs. The amount of financial assurance FCX subsidiaries are required to provide will vary with changes in laws, regulations, reclamation and closure requirements, and cost estimates. At December 31, 2025, FCX's financial assurance obligations associated with these U.S. mine closure and reclamation/restoration costs totaled $2.2 billion, including $1.2 billion in the form of guarantees primarily issued by FCX, and $0.6 billion in letters of credit, bank guarantees and surety bonds. FCX had trust assets totaling $0.2 billion at December 31, 2025 (refer to Note 4), which are legally restricted to be used to satisfy FCX's financial assurance obligations for its mining properties in New Mexico.

In addition, FCX subsidiaries have financial assurance obligations totaling $0.7 billion, including $0.5 billion in the form of guarantees and $0.2 billion in letters of credit, bank guarantees and surety bonds for legacy oil and gas properties associated with plugging and abandoning wells and facilities. Where oil and gas guarantees associated with the Bureau of Ocean Energy Management do not include a stated cap, the amounts reflect management's estimates of the potential exposure.

Arizona Environmental and Reclamation Programs. At December 31, 2025, FCX had accrued reclamation and closure costs of $918 million for its Arizona operations and facilities.

FCX's Arizona operations are subject to regulatory oversight by the ADEQ. ADEQ has adopted regulations for its aquifer protection permit (APP) program that require permits for, among other things, certain facilities, activities and structures used for mining, leaching, concentrating and smelting, and require compliance with aquifer water quality standards during operations and closure. An application for an APP requires a proposed closure strategy that will meet applicable groundwater protection requirements following cessation of operations and an estimate of the implementation cost, with a more detailed closure plan required at the time operations cease. A permit applicant must demonstrate its financial ability to meet the closure costs approved by ADEQ. Closure costs for facilities covered by APPs are required to be updated every six years and financial assurance mechanisms are required to be updated every two years.

Portions of Arizona mining facilities that operated after January 1, 1986, also are subject to the Arizona Mined Land Reclamation Act (AMLRA). AMLRA requires reclamation to achieve stability and safety consistent with post-mining land use objectives specified in a reclamation plan. Reclamation plans must be approved by the Arizona State Mine Inspector (ASMI) and must include an estimate of the cost to perform the reclamation measures specified in the plan along with financial assurance. In 2023, the ASMI requested updates to reclamation cost estimates and associated financial assurance for FCX's Arizona mine sites, and in 2024, FCX submitted updated closure scopes of work and associated costs for Miami, Bagdad and Morenci. In 2025, Safford completed changes to its facilities, resulting in a $31 million increase in its AROs. FCX will continue to evaluate options for future reclamation and closure activities at its operating and non-operating sites, which are likely to result in adjustments to FCX's AROs, and those adjustments could be material.

New Mexico Environmental and Reclamation Programs. At December 31, 2025, FCX had accrued reclamation and closure costs of $573 million for its New Mexico operations.

FCX's New Mexico operations are regulated under the New Mexico Water Quality Act and regulations adopted by the Water Quality Control Commission. In connection with discharge permits, the New Mexico Environment Department (NMED) has required each of these operations to submit closure plans for NMED's approval. The closure plans must include measures to assure meeting applicable groundwater quality standards following the closure of discharging facilities and to abate groundwater or surface water contamination to meet applicable standards. FCX's New Mexico operations also are subject to regulation under the 1993 New Mexico Mining Act (the Mining Act) and the related rules that are administered by the Mining and Minerals Division of the New Mexico Energy, Minerals and Natural Resources Department. Under the Mining Act, mines are required to obtain approval of reclamation plans. The agencies approved updates to the closure plan and financial assurance instruments and completed a permit renewal for Chino in 2020 and Tyrone in 2021. Additional accruals may be required based on the state's periodic review of FCX's updated closure plans and any resulting permit conditions, and the amount of those accruals could be material.

Colorado Reclamation Programs. As of December 31, 2025, FCX had accrued reclamation and closure costs of $367 million for its Colorado operations.

FCX's Colorado operations are regulated by the Colorado Mined Land Reclamation Act (Reclamation Act) and regulations promulgated thereunder, which are consistent with the Tailings Standard. Under the Reclamation Act, mines are required to obtain approval of plans for reclamation of lands affected by mining operations to be performed during mining or upon cessation of mining operations. In 2024, both Henderson and Climax updated cost estimates associated with reclamation plans under the Reclamation Act and recorded a total increase of $162 million to their related AROs.

In 2019, Colorado enacted legislation that requires proof of an end date for water treatment as a condition of permit authorizations for new mining operations and expansions beyond current permit authorizations. While this requirement does not apply to existing operations, it may lead to changes in long-term water management requirements at Climax and Henderson operations and their related AROs.

Chile Reclamation and Closure Programs. At December 31, 2025, FCX had accrued reclamation and closure costs of $129 million for its El Abra operations.

El Abra is subject to regulation under the Mine Closure Law administered by the National Geology and Mining Service. In 2025, El Abra submitted its updated closure plan and cost estimates and recorded an increase of $18 million to its AROs.

At December 31, 2025, El Abra had financial assurance obligations of $0.1 billion covered by insurance policies.

Peru Reclamation and Closure Programs. At December 31, 2025, FCX had accrued reclamation and closure costs of $242 million for its Cerro Verde operations.

Cerro Verde is subject to regulation under the Mine Closure Law administered by the Peru Ministry of Energy and Mines. Under the closure regulations, mines must submit a closure plan that includes the reclamation methods, closure cost estimates, methods of control and verification, closure and post-closure plans, and financial assurance. In 2023, Cerro Verde received approval of its updated closure plan and cost estimates and recorded an increase of $18 million to its AROs.

At December 31, 2025, Cerro Verde had financial assurance obligations of $0.1 billion covered by letters of credit, bank guarantees and surety bonds.

Indonesia Reclamation and Closure Programs. At December 31, 2025, FCX had accrued reclamation and closure costs of $1.0 billion for its PTFI operations.

The ultimate amount of reclamation and closure costs to be incurred at PTFI's operations will be determined based on applicable laws and regulations and PTFI's assessment of appropriate remedial activities under the circumstances, after consultation with governmental authorities, affected local residents and other affected parties and cannot currently be projected with precision. Some reclamation costs will be incurred during mining activities, while the remaining reclamation costs will be incurred after the end of mining activities, which are currently estimated to continue through 2041. In 2024, PTFI recorded net increases to its ARO totaling $122 million, primarily for revised reclamation plans for the Grasberg open pit area and adjustments resulting from a review and update of the PTFI ARO model.

Indonesia government regulations require a company to provide mine closure and reclamation guarantees in the form of time deposits placed in state-owned banks in Indonesia. At December 31, 2025, PTFI had $119 million in restricted time deposits included in other assets and $18 million in letters of credit, bank guarantees and surety bonds for mine closure and reclamation guarantees.

Oil and Gas Properties. As of December 31, 2025, Freeport McMoRan Oil & Gas LLC (FM O&G), FCX's subsidiary that holds its legacy oil and gas properties, had accrued reclamation and closure costs of $593 million covering approximately 150 wells and 130 platforms and other structures.

Substantially all of FM O&G's oil and gas leases require that, upon termination of economic production, the working interest owners plug and abandon non-producing wellbores, remove equipment and facilities from leased acreage, and restore land in accordance with applicable local, state and federal laws. Following several sales transactions, FM O&G's remaining operating areas primarily include offshore California and the Gulf of Mexico (also referred to as Gulf of America). FM O&G recorded increases to its ARO totaling $78 million in 2025, $163 million in 2024 and $91 million in 2023.

FM O&G's ARO adjustments for 2025 and 2024 included charges totaling $31 million and $116 million, respectively, associated with revisions to obligations assumed as a result of bankruptcies from other oil companies and were charged to production and delivery costs. FM O&G, as a predecessor-in-interest in oil and natural gas leases, is in the chain of title with unrelated third parties either directly or by virtue of divestiture of certain oil and natural gas assets previously owned and assigned by its subsidiaries. Certain counterparties in these divestiture transactions or third parties in existing leases have filed for bankruptcy protection or undergone

associated reorganizations and have not performed the required abandonment obligations. Accordingly, regulations or federal laws require that other working interest owners, including FM O&G, assume such obligations.

Litigation. In addition to the pending legal proceedings discussed below and above under "Environmental," FCX is involved periodically in ordinary routine litigation incidental to our business, some of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. SEC regulations require FCX to disclose environmental proceedings involving a governmental authority if management reasonably believes that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to the SEC regulations, FCX uses a threshold of $1 million for purposes of determining whether disclosure of any such environmental proceedings is required. Management does not believe, based on currently available information, that the outcome of any current pending legal proceeding will have a material adverse effect on FCX's financial condition, although individual or cumulative outcomes could be material to FCX's operating results for a particular period, depending on the nature and magnitude of the outcome and the operating results for the period.

Asbestos and Talc Claims. Since approximately 1990, various FCX affiliates have been named as defendants in a large number of lawsuits alleging personal injury from exposure to asbestos or talc allegedly contained in industrial products such as electrical wire and cable, raw materials such as paint and joint compounds, talc-based lubricants used in rubber manufacturing or from asbestos contained in buildings and facilities located at properties owned or operated by affiliates of FCX. Many of these suits involve a large number of codefendants. Based on litigation results to date and facts currently known, FCX believes that the amounts of any such losses, individually or in the aggregate, are not material to its consolidated financial statements. There can be no assurance that future developments will not alter this conclusion.

In recent years, there has been a significant increase in the number of cases alleging the presence of asbestos contamination in talc-based cosmetic and personal care products and in cases alleging exposure to talc products that are not alleged to be contaminated with asbestos. The primary targets have been the producers of those products, but defendants in many of these cases also include talc miners. Cyprus Amax Minerals Company (CAMC), an indirect wholly owned subsidiary of FCX, and Cyprus Mines Corporation (Cyprus Mines), a wholly owned subsidiary of CAMC, are among those targets. Cyprus Mines was engaged in talc mining and processing from 1964 until 1992 when it exited its talc business by conveying it to a third party. In 2011, the third party sold that business to Imerys Talc America (Imerys), an affiliate of Imerys S.A.

In accordance with the terms of the 1992 transactions and subsequent agreements, Cyprus Mines has contractual indemnification rights, subject to limited reservations, against Imerys, which historically acknowledged those indemnification obligations and took responsibility for all talc lawsuits against Cyprus Mines and CAMC tendered to it. However, in February 2019, Imerys filed for Chapter 11 bankruptcy protection and, as a result, stopped defending the talc lawsuits against Cyprus Mines and CAMC.

In January 2021, Imerys filed the form of a global settlement agreement to be entered into by CAMC, Cyprus Mines, FCX, Imerys and the other debtors, tort claimants' committee and future claims representative in the Imerys bankruptcy. In accordance with the global settlement, among other things, (1) CAMC agreed to contribute a total of $130 million in cash to a settlement trust in seven annual installments, which will be guaranteed by FCX, and (2) CAMC and Cyprus Mines and their affiliates will contribute to the settlement trust all rights that they have to the proceeds of certain legacy insurance policies as well as indemnity rights they have against Johnson & Johnson (J&J). In accordance with the settlement, Cyprus Mines commenced its bankruptcy process in February 2021, with all talc lawsuits against CAMC, Cyprus Mines and FCX being stayed. The claimants failed to approve the Imerys bankruptcy plan in 2021, which resulted in a lengthy mediation process among the interested parties.

Mediation resulted in CAMC agreeing to contribute an additional $65 million over seven years to the claimant trust for a total contribution of $195 million. The claimants in both the Imerys and Cyprus Mines bankruptcy cases approved the global settlement in January 2025, and in September 2025, the parties agreed that "foreign claimants" (as defined in the amended plan) would not be discharged, which now remains subject to bankruptcy court approvals in both cases. There can be no assurance that the global settlement will be approved and successfully implemented.

In addition, in 2024, Cyprus Mines and Imerys entered into a settlement agreement with J&J, which became effective in February 2025. In accordance with the settlement agreement, (i) all indemnity claims against J&J were released, and Imerys and Cyprus Mines waived claims against insurers that could lead to the insurers asserting claims against J&J; (ii) J&J agreed to pay $505 million to Imerys and Cyprus Mines (shared 50/50 between the two parties); and (iii) J&J agreed to remit recoveries of certain legacy insurance claims to Imerys and Cyprus Mines. In accordance with the settlement, Cyprus Mines received cash of $230 million in 2025 (which included recoveries of legacy insurance claims) and the remaining $48 million in January 2026. At December 31, 2025, FCX had a total litigation reserve of $477 million associated with the global settlement, including $278 million associated with the J&J settlement and $4 million for other potential contributions.

Tax Matters. FCX's operations are in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. Some of these tax regimes are defined by contractual agreements with the local government, while others are defined by general tax laws and regulations. FCX and its subsidiaries are subject to reviews of its income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of its contracts or laws. The final taxes paid may be dependent upon many factors, including negotiations with taxing authorities. In certain jurisdictions, FCX pays a portion of the disputed amount before formally appealing an assessment. Such payment is recorded as a receivable if FCX believes the amount is collectible.

Peru Tax Matters. Cerro Verde has received assessments from the National Superintendency of Customs and Administration for additional taxes, penalties and interest related to various audit exceptions for income and other taxes. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Tax Year	Tax Assessment	Penalties and Interest	Total
2003 to 2008	$ 33	$108	$141
2009	9	31	40
2010	7	67	74
2011 and 2012	6	36	42
2013	9	27	36
2014 to 2022	102	45	147
	$166	$ 314	$480

As of December 31, 2025, Cerro Verde had paid $471 million of disputed tax assessments. A reserve has been applied against these payments totaling $179 million, resulting in a net receivable of $292 million (included in long-term tax receivables), which Cerro Verde believes is collectible.

Cerro Verde's income tax assessments, penalties and interest included in the table above totaled $409 million at December 31, 2025, of which $257 million has not been charged to expense.

Indonesia Tax Matters. PTFI has received assessments from the Indonesia tax authorities for additional taxes and interest related to various audit exceptions for income and other taxes totaling $108 million (including $74 million of tax assessments and $34 million of interest). PTFI has filed objections to the assessments because it believes it has properly determined and paid its taxes.

As of December 31, 2025, PTFI has paid $10 million on these disputed tax assessments (included in value added and other tax receivables), which PTFI believes is collectible. Disputed tax assessments include pending cases at the Indonesia Supreme Court related to withholding taxes for employees and other service providers for the years 2005 and 2007, which total $41 million (included in accounts payable and accrued liabilities) as of December 31, 2025.

PTFI's income tax assessments and interest included in the assessments noted above totaled $56 million at December 31, 2025, of which $51 million has not been charged to expense.

Indonesia Matters.

Grasberg Minerals District Mud Rush Incident. On September 8, 2025, PTFI experienced an external mud rush incident that resulted in seven fatalities. Mining operations were temporarily suspended to prioritize the recovery of the seven team members fatally injured and to conduct investigations. Following the incident, PTFI has been engaged in activities to address the incident and advance preparation for a safe and sustainable restart of operations.

In late October 2025, PTFI restarted operations at the unaffected Deep Mill Level Zone and Big Gossan underground mines. Investigations and remedial plans were completed in fourth-quarter 2025 and a phased restart and ramp-up of the Grasberg Block Cave underground mine is anticipated to begin in second-quarter 2026.

Following the September 2025 mud rush incident and until PTFI operations return to normal capacity, a portion of PTFI's costs of sales are being recognized as idle facility, which are non-inventoriable costs. During 2025, PTFI recorded idle facility costs and direct recovery expenses totaling $743 million (consisting of $625 million in production and delivery costs and $118 million in DD&A expense).

During 2025, PTFI also recorded asset impairment charges totaling $73 million (included in production and delivery costs) associated with the mud rush incident, including for the write-off of $60 million of assets damaged beyond repair and $13 million of chute galleries that are being upgraded. The incident did not indicate a broader impairment of PTFI's long-lived mining assets based on PTFI's reserve life, favorable market outlook for metal prices and expected resumption of operations at the Grasberg Block Cave underground mine in the near term.

PTFI is seeking recovery of damages under its property and business interruption insurance policies, which cover up to $1.0 billion in losses (subject to a limit of $0.7 billion on underground incidents), after a $0.5 billion deductible. Any amounts recoverable under PTFI's insurance policies will be reflected in future periods in which recovery is considered realizable in accordance with the gain contingency accounting guidance.

Concentrate Exports. PTFI's copper concentrate export license for 1.4 million metric tons of copper concentrate (subject to a 7.5% export duty) expired on September 16, 2025. Current regulations in Indonesia prohibit exports of copper concentrate.

Long-term Mining Rights. With the completion of PTFI's downstream processing facilities during 2025, FCX and PTFI have advanced discussions with the Indonesia government for a long-term extension of PTFI's operating rights beyond the current expiration in 2041. PTFI is preparing its application for a long-term extension expected to cover the life of the resource, which is expected to be submitted in 2026. In connection with the extension, PTFI would pursue additional exploration, conduct studies for future additional development and expand its social programs. FCX expects to maintain its ownership interest in PTFI of approximately 49% through 2041 and hold approximately 37% beginning in 2042, following the transfer of an additional interest in PTFI to an Indonesia state-owned enterprise. FCX expects the existing governance agreements would continue over the life of the resource. Application for extension may be submitted at any time up to one year prior to the expiration of PTFI's IUPK.

Export Proceeds. In accordance with a regulation issued by the Indonesia government in 2023, 30% of PTFI's gross export proceeds were being temporarily deposited into Indonesia banks for a period of 90 days before withdrawal. At December 31, 2024, PTFI had $0.7 billion in current restricted cash and cash equivalents deposited in Indonesia banks in accordance with this regulation.

Effective March 1, 2025, the Indonesia government implemented a new regulation (March 2025 Regulation) for export proceeds that requires 100% of export proceeds to be deposited in Indonesia banks for 12 months. The March 2025 Regulation allows the use of funds for ongoing business requirements, including dividends to shareholders, payment of taxes and other obligations to the Indonesia government, payment for materials or capital expenditures that are not available domestically and repayment of loans. Because PTFI has the ability to utilize its export proceeds to fund business requirements, these deposits are classified as cash and cash equivalents. The Indonesia government is considering additional changes to the March 2025 regulation; however, the details of the modifications have not been finalized.

Smelter Assurance. In March 2025, assurance bonds and funds required to be held in escrow to support commitment for smelter development were released following approval from the Indonesia government that PTFI's smelter development obligation had been met.

Administrative Fine. In March 2025, PTFI paid $59 million for an administrative fine that was previously assessed by the Indonesia government for delays in smelter development.

Insurance. FCX and its subsidiaries purchase a variety of insurance products to mitigate potential losses, which typically have specified deductible amounts or self-insured retentions and policy limits. Refer to Grasberg Minerals District Mud Rush Incident above for discussion of recoveries being sought by PTFI under its property and business interruption insurance policies.

FCX generally is self-insured for U.S. workers' compensation but purchases excess insurance up to statutory limits. An actuarial analysis is performed twice a year on the various casualty insurance programs covering FCX's U.S.-based mining operations, including workers' compensation, to estimate expected losses. At December 31, 2025, FCX's liability for expected losses under these insurance programs totaled $55 million, which consisted of a current portion of $14 million (included in accounts payable and accrued liabilities) and a long-term portion of $41 million (included in other liabilities). In addition, FCX has receivables of $17 million (a current portion of $9 million included in other current assets and a long-term portion of $8 million included in other assets) for expected claims associated with these losses to be filed with insurance carriers.

NOTE 11. COMMITMENTS AND GUARANTEES

Leases. The components of FCX's leases presented in the consolidated balance sheets as of December 31 follow:

	2025	2024
Lease right-of-use assets (included in property, plant, equipment and mine development costs, net)	$1,205	$853
Short-term leases (included in accounts payable and accrued liabilities)	$ 103	$ 98
Long-term leases	1,010	692
Total leases[a]	$1,113	$790

a. Includes leases totaling $0.8 billion at December 31, 2025, and $0.6 billion at December 31, 2024, for PTFI's downstream processing facilities, primarily for shallow draft vessels ($0.3 billion at December 31, 2025, and $0.1 billion at December 31, 2024), an oxygen plant ($0.2 billion at December 31, 2025 and 2024), land ($0.1 billion at December 31, 2025 and 2024) and a wharf ($0.1 billion at December 31, 2025 and 2024).

Operating lease costs, primarily included in production and delivery costs in the consolidated statements of income, for the years ended December 31 follow:

	2025	2024	2023
Operating leases	$ 61	$ 44	$ 48
Variable and short-term leases[a]	162	146	126
Total operating lease costs	$223	$190	$174

a. Includes $49 million in 2025, $50 million in 2024 and $30 million in 2023 related to a variable lease component of PTFI's tolling arrangement with PT Smelting. Refer to Note 2 for additional discussion of PTFI's commercial arrangement with PT Smelting.

Total finance lease costs, including both depreciation and interest, were $76 million in 2025, $24 million in 2024 and $6 million in 2023.

FCX acquired right-of-use assets through lease arrangements totaling $0.5 billion in 2025 and 2024, and $0.2 billion in 2023. FCX payments included in operating cash flows for its lease liabilities totaled $85 million in 2025 and $61 million in both 2024 and 2023. FCX payments included in financing cash flows for its lease liabilities totaled $37 million in 2025, $41 million in 2024 and $3 million in 2023. At December 31, 2025, the weighted-average discount rate used to determine the lease liabilities was 5.0% (4.9% at December 31, 2024)

and the weighted-average remaining lease term was 16.0 years (15.0 years at December 31, 2024).

The future minimum payments for leases presented in the consolidated balance sheet at December 31, 2025, follow:

2026	$ 151
2027	128
2028	115
2029	171
2030	75
Thereafter	956
Total payments	1,596
Less amount representing interest	(483)
Present value of net minimum lease payments	1,113
Less current portion	(103)
Long-term portion	$1,010

Contractual Obligations. At December 31, 2025, based on applicable prices on that date, FCX has unconditional purchase obligations (including take-or-pay contracts with terms less than one year) of $4.2 billion, primarily comprising the procurement of copper concentrate ($3.6 billion), transportation services ($0.3 billion) and electricity ($0.2 billion). Some of FCX's unconditional purchase obligations are settled based on the prevailing market rate for the service or commodity purchased. In some cases, the amount of the actual obligation may change over time because of market conditions. Obligations for copper concentrate provide for deliveries of specified volumes to Atlantic Copper at market-based prices. Transportation obligations are primarily associated with contracted ocean freight agreements for our South America and Indonesia operations. Electricity obligations are primarily for long-term power purchase agreements in the U.S. and contractual minimum demand at the South America mines.

FCX's unconditional purchase obligations total $2.8 billion in 2026, $0.9 billion in 2027, $0.3 billion in 2028, $0.1 billion in 2029, less than $0.1 billion in 2030 and $0.1 billion thereafter. During the three-year period ended December 31, 2025, FCX fulfilled its minimum contractual purchase obligations.

IUPK—Indonesia. In December 2018, FCX completed the 2018 Transaction with the Indonesia government regarding PTFI's long-term mining rights and share ownership. Concurrent with the closing of the 2018 Transaction, the Indonesia government granted PTFI an IUPK to replace its former contract of work. Under the terms of the IUPK, PTFI was granted an extension of mining rights through 2031, with rights to extend mining rights through 2041, subject to PTFI completing the development of additional smelting and refining capacity in Indonesia and fulfilling its defined fiscal obligations to the Indonesia government. The IUPK, and related documentation, contains legal and fiscal terms and is legally enforceable through 2041, assuming the additional extension is received. In addition,

FCX, as a foreign investor, has rights to resolve investment disputes with the Indonesia government through international arbitration.

Pursuant to regulations issued during 2024, PTFI is eligible to apply for an extension of its mining rights beyond 2041, provided certain conditions are met. The application for extension may be submitted at any time up to one year prior to the expiration of the current IUPK. Refer to Note 10 for further discussion.

The key fiscal terms set forth in the IUPK include a 25% corporate income tax rate, a 10% profits tax on net income, and royalty rates of 4% for copper, 3.75% for gold and 3.25% for silver. PTFI's royalties charged against revenues totaled $345 million in 2025, $433 million in 2024 and $338 million in 2023.

Dividend distributions from PTFI to FCX totaled $1.0 billion in 2025, $1.5 billion in 2024 and $0.4 billion in 2023, and were subject to a 10% withholding tax.

Export Duties. The IUPK required PTFI to pay export duties of 5%, declining to 2.5% when smelter development progress exceeded 30% and eliminated when development progress for additional smelting and refining capacity in Indonesia exceeded 50%. In December 2022, PTFI received approval, based on construction progress achieved, for a reduction in export duties from 5% to 2.5%, which was effective immediately. In March 2023, the Indonesia government further verified that construction progress of the smelter exceeded 50% and PTFI's export duties were eliminated effective March 29, 2023.

In July 2023, the Ministry of Finance issued a revised regulation on duties for various exported products, including copper concentrates. Under the revised regulation PTFI was assessed export duties for copper concentrates at 7.5% in the second half of 2023 (totaling $307 million). For 2024, the revised regulation assessed export duties for copper concentrates at 10% for companies with smelter progress of 70% to 90% and at 7.5% for companies with smelter progress exceeding 90%. At December 31, 2023, construction progress of PTFI's smelter projects exceeded 90%; however, PTFI was subject to the 10% export duty during 2024 until it received a revised concentrate export license. In July 2024, PTFI was granted copper concentrate and anode slimes export licenses, which were valid through December 2024, subjecting PTFI to a 7.5% export duty. Prior to the expiration of its export license on September 16, 2025, PTFI was assessed export duties on copper concentrate sales at a rate of 7.5%. PTFI's export duties totaled $337 million in 2025, $457 million in 2024 and $324 million in 2023.

Indemnification. The PTFI divestment agreement, discussed in Note 2, provides that FCX will indemnify MIND ID and PTI from any losses (reduced by receipts) arising from any tax disputes of PTFI disclosed to MIND ID in a Jakarta, Indonesia, tax court letter limited to PTI's respective percentage share at the time the loss is finally

incurred. FCX had accrued $49 million as of December 31, 2025 and 2024 (included in accounts payable and accrued liabilities in the consolidated balance sheets) related to this indemnification.

Community Development Programs. FCX has adopted policies that govern its working relationships with the communities where it operates and that are designed to guide FCX's practices and programs in a manner that respects human rights and the culture of the local people impacted by FCX's operations. FCX continues to make significant expenditures on community development, health, education, training and cultural programs.

Indonesia. PTFI provides funding and technical assistance to support various community development and empowerment programs in areas such as health, education, economic development and local infrastructure. In 1996, PTFI established a social investment fund with the aim of contributing to social and economic development in the Mimika Regency. In 2019, the Amungme and Kamoro Community Empowerment Foundation (Yayasan Pemberdayaan Masyarakat Amungme dan Kamoro, or YPMAK) was established, and in 2020, PTFI appointed YPMAK to assist in distributing a significant portion of PTFI's funding to support the development and empowerment of the local Indigenous Papuan people. YPMAK is governed by a Board of Governors consisting of seven representatives, including four from PTFI.

In addition, since 2001, PTFI has voluntarily established and contributed to land rights trust funds administered by Amungme and Kamoro representatives that focus on socioeconomic initiatives, human rights and environmental issues.

PTFI is committed to the continued funding of YPMAK programs and the land rights trust funds, as well as for other local-community development initiatives through the end of its IUPK in support of public health, education, local economic development and empowerment. PTFI recorded charges to production and delivery costs totaling $118 million in 2025, $141 million in 2024 and $123 million in 2023 for social and economic development programs in Indonesia.

South America. Cerro Verde has provided a variety of community support projects over the years. Following engagements with regional and local governments, civic leaders and development agencies, Cerro Verde constructed a potable water treatment plant to serve Arequipa. In addition, the development of a water storage network was financed by Cerro Verde and a distribution network was financed by the Cerro Verde Civil Association.

In 2015, Cerro Verde completed construction of a wastewater treatment plant for the city of Arequipa, which, in addition to supplementing existing water supplies to support Cerro Verde's concentrator expansion, also improves the local water quality, enhances agriculture products grown in the area and reduces the risk of waterborne illnesses.

In December 2025, Cerro Verde entered into a long-term wastewater offtake agreement with Servicio de Agua Potable y Alcantarillado de Arequipa S.A. (SEDAPAR), the municipal water and sanitation services provider in the Arequipa region, to expand the existing wastewater treatment plant through the later of December 31, 2060, or the end of Cerro Verde's mine life, and complete additional infrastructure projects for the benefit of Arequipa's population. In accordance with the agreement, Cerro Verde has committed approximately $365 million, including $250 million for the expansion of the existing wastewater treatment plant and $115 million for additional infrastructure projects specified by SEDAPAR. Cerro Verde's commitment also includes up to $510 million of water and sanitation facility projects, and Cerro Verde has agreed to construct an additional wastewater treatment plant in the future once the existing wastewater treatment plant reaches it expanded capacity, for which the costs of both will be recovered through tax credits from the Peru government. The agreement provides Cerro Verde with preferential rights to a portion of the treated water and secures long-term access to water to support its operations. Commencement of the additional infrastructure projects and future wastewater plant is pending SEDAPAR providing the land and Cerro Verde obtaining the necessary permits.

In addition to these projects, Cerro Verde annually makes significant community development investments in the Arequipa region.

Guarantees. FCX provides certain financial and performance guarantees, as well as indemnities.

In a financial guarantee, FCX or its subsidiaries are obligated to make payments if the guaranteed party fails to make payments under, or violates the terms of, the financial arrangement. In a performance guarantee, FCX or its subsidiaries provide assurance that the guaranteed party will execute on the terms of the contract. If they do not, FCX or its subsidiaries are required to perform on their behalf. FCX or its subsidiaries have also provided indemnification arrangements related to certain assets or businesses that were sold many years ago. These arrangements include, but are not limited to, indemnifications for environmental, tax and certain operating liabilities, claims or litigation existing at closing of the sale. Given the nature of these indemnity obligations, it is not possible to estimate the maximum potential exposure.

Other than the guarantees and indemnifications described above for the PTFI divestment agreement and environmental obligations and AROs described in Note 10, which are identified as contingencies requiring accrual of liabilities or disclosure, FCX does not consider any of such obligations as having a probable likelihood of payment that is reasonably estimable, and accordingly, has not recorded any obligations associated with these indemnities.

NOTE 12. FINANCIAL INSTRUMENTS

FCX does not purchase, hold or sell derivative financial instruments unless there is an existing asset or obligation, or it anticipates a future activity that is likely to occur and will result in exposure to market risks, which FCX intends to offset or mitigate. FCX does not enter into any derivative financial instruments for speculative purposes, but has entered into derivative financial instruments in limited instances to achieve specific objectives. These objectives principally relate to managing risks associated with commodity price changes, foreign currency exchange rates and interest rates.

Commodity Contracts. From time to time, FCX has entered into derivative contracts to hedge the market risk associated with fluctuations in the prices of commodities it purchases and sells. Derivative financial instruments used by FCX to manage its risks do not contain credit risk-related contingent provisions.

A discussion of FCX's derivative contracts and programs follows.

Derivatives Designated as Hedging Instruments—
Fair Value Hedges

Copper Futures and Swap Contracts. Some of FCX's North America copper rod and cathode customers request a fixed market price instead of the COMEX average copper price in the month of shipment. FCX hedges this price exposure in a manner that allows it to receive the COMEX average price in the month of shipment while the customers pay the fixed price they requested. FCX accomplishes this by entering into copper futures or swap contracts. Hedging gains or losses from these copper futures and swap contracts are recorded in revenues. FCX did not have any significant gains or losses resulting from hedge ineffectiveness during the three years ended December 31, 2025. At December 31, 2025, FCX held copper futures and swap contracts that qualified for hedge accounting for 104 million pounds at an average contract price of $5.05 per pound, with maturities through December 2027.

Summary of Gains (Losses). A summary of realized and unrealized gains (losses) recognized in revenues for derivative financial instruments related to commodity contracts that are designated and qualify as fair value hedge transactions, including on the related hedged item for the years ended December 31 follows:

	2025	2024	2023
Copper futures and swap contracts:			
Unrealized gains (losses):			
Derivative financial instruments	$ 100	$(32)	$ 3
Hedged item—firm sales commitments	(100)	32	(3)
Realized gains (losses):			
Matured derivative financial instruments	58	29	(4)

Derivatives Not Designated as Hedging Instruments

Embedded Derivatives. Certain FCX sales contracts provide for provisional pricing primarily based on the LME copper settlement price and the London PM gold price at the time of shipment as specified in the contract. FCX receives market prices based on prices in the specified future month, which results in price fluctuations recorded in revenues until the date of settlement.

FCX records revenues and invoices customers at the time of shipment based on the then-current LME copper settlement price and the London PM gold price as specified in the contracts, which results in an embedded derivative (*i.e.*, a pricing mechanism that is finalized after the time of delivery) that is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrate, cathode or anode slimes at the then-current LME copper settlement or London PM gold prices. FCX applies the normal purchases and normal sales scope exception in accordance with derivatives and hedge accounting guidance to the host contract in its concentrate, cathode and anode slime sales agreements because these contracts do not allow for net settlement and always result in physical delivery. The embedded derivative does not qualify for hedge accounting and is adjusted to fair value through earnings each period, using the period-end LME copper forward price and the adjusted London PM gold price, until the date of final pricing. Similarly, FCX purchases copper under contracts that provide for provisional pricing. Mark-to-market price fluctuations from these embedded derivatives are recorded through the settlement date and are reflected in revenues for sales contracts and in inventory for purchase contracts.

A summary of FCX's embedded derivatives at December 31, 2025, follows:

	Open Positions	Average Price Per Unit		Maturities Through
		Contract	Market	
Embedded derivatives in provisional sales contracts:				
Copper (millions of pounds)	365	$ 5.05	$ 5.64	May 2026
Gold (thousands of ounces)	3	3,826	4,331	February 2026
Embedded derivatives in provisional purchase contracts:				
Copper (millions of pounds)	143	5.06	5.65	April 2026

Copper Forward Contracts. Atlantic Copper enters into copper forward contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. These economic hedge transactions are intended to hedge against changes in copper prices, with the mark-to-market hedging gains or losses recorded in production and delivery costs. At December 31, 2025, Atlantic Copper held net copper forward sales contracts for 79 million pounds at an average contract price of $5.36 per pound, with maturities through February 2026.

Summary of Gains (Losses). A summary of realized and unrealized gains (losses) recognized in operating income for commodity contracts that do not qualify as hedge transactions, including embedded derivatives, for the years ended December 31 follows:

	2025	2024	2023
Embedded derivatives in provisional sales contracts:[a]			
Copper	$ 534	$117	$97
Gold and other metals	195	169	55
Copper forward contracts[b]	(104)	1	(6)

a. Amounts recorded in revenues.
b. Amounts recorded in cost of sales as production and delivery costs.

Credit Risk. FCX is exposed to credit loss when financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and interest rate swaps) are unable to pay. To minimize the risk of such losses, FCX uses counterparties that meet certain credit requirements and periodically reviews the creditworthiness of these counterparties. As of December 31, 2025, the maximum amount of credit exposure associated with derivative transactions was $289 million.

Other Financial Instruments. Other financial instruments include cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, investment securities, legally restricted trust assets, accounts payable and accrued liabilities, accrued income taxes, dividends payable and debt. The carrying value for these financial instruments classified as current assets or liabilities approximates fair value because of their short-term nature and generally negligible credit losses (refer to Note 13 for the fair values of investment securities, legally restricted funds and debt).

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents.
The following table provides a reconciliation of total cash and cash equivalents and restricted cash and cash equivalents presented in the consolidated statements of cash flows:

December 31,	2025	2024
Balance sheet components:		
Cash and cash equivalents	$3,824	$3,923
Restricted cash and cash equivalents, current	230[a]	888[b]
Restricted cash and cash equivalents, long-term—included in other assets	119	100
Total cash and cash equivalents and restricted cash and cash equivalents presented in the consolidated statements of cash flows	$4,173	$4,911

a. Reflects cash designated for talc-related litigation in accordance with a legal settlement (refer to Note 10).
b. Included (i) $0.7 billion associated with a portion of PTFI's export proceeds required to be temporarily deposited in Indonesia banks for 90 days in accordance with a previous Indonesia regulation and (ii) $0.1 billion in assurance bonds to support PTFI's commitment for its downstream processing facilities. Refer to Note 10 for further discussion.

NOTE 13. FAIR VALUE MEASUREMENT

Fair value accounting guidance includes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). FCX does not have any significant Level 3 assets or liabilities.

FCX's financial instruments are recorded on the consolidated balance sheets at fair value except for debt. A summary of the carrying amount and fair value of FCX's financial instruments (including those measured at NAV as a practical expedient), other than cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued income taxes and dividends payable (refer to Note 12), follows:

		At December 31, 2025				
	Carrying Amount	Fair Value				
		Total	NAV	Level 1	Level 2	Level 3
Assets						
Investment securities:[a,b]						
Equity securities	$ 36	$ 36	$ —	$36	$ —	$ —
U.S. core fixed income fund	29	29	29	—	—	—
Total	65	65	29	36	—	—
Legally restricted funds:[a]						
U.S. core fixed income fund	71	71	71	—	—	—
Government mortgage-backed securities	56	56	—	—	56	—
Government bonds and notes	37	37	—	—	37	—
Corporate bonds	34	34	—	—	34	—
Money market funds	22	22	—	22	—	—
Asset-backed securities	11	11	—	—	11	—
Collateralized mortgage-backed securities	1	1	—	—	1	—
Total	232	232	71	22	139	—
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross asset position	217	217	—	—	217	—
Copper futures and swap contracts	72	72	—	50	22	—
Total	289	289	—	50	239	—
Liabilities						
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross liability position	84	84	—	—	84	—
Copper forward contracts	23	23	—	11	12	—
Total	107	107	—	11	96	—
Debt[d]	9,379	9,493	—	—	9,493	—

	Carrying Amount	At December 31, 2024 Fair Value				
		Total	NAV	Level 1	Level 2	Level 3
Assets						
Investment securities:[a,b]						
U.S. core fixed income fund	$ 27	$ 27	$ 27	$ —	$ —	$ —
Equity securities	9	9	—	9	—	—
Total	36	36	27	9	—	—
Legally restricted funds:[a]						
U.S. core fixed income fund	66	66	66	—	—	—
Government mortgage-backed securities	54	54	—	—	54	—
Government bonds and notes	34	34	—	—	34	—
Corporate bonds	31	31	—	—	31	—
Money market funds	19	19	—	19	—	—
Asset-backed securities	12	12	—	—	12	—
Collateralized mortgage-backed securities	1	1	—	—	1	—
Total	217	217	66	19	132	—
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross asset position	10	10	—	—	10	—
Copper forward contracts	10	10	—	4	6	—
Total	20	20	—	4	16	—
Liabilities						
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross liability position	60	60	—	—	60	—
Copper futures and swap contracts	28	28	—	17	11	—
Copper forward contracts	1	1	—	1	—	—
Total	89	89	—	18	71	—
Debt[d]	8,948	8,807	—	—	8,807	—

a. Current portion included in other current assets and long-term portion included in other assets.
b. Excludes amounts included in restricted cash and cash equivalents (which approximated fair value), primarily associated with talc-related litigation at December 31, 2025, and PTFI's export proceeds at December 31, 2024. Refer to Note 12.
c. Refer to Note 12 for further discussion.
d. Recorded at cost except for debt assumed in the 2007 acquisition of FMC, which was recorded at fair value at the acquisition date.

Valuation Techniques. Equity securities are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

The U.S. core fixed income fund is valued at NAV. The fund strategy seeks total return consisting of income and capital appreciation primarily by investing in a broad range of investment-grade debt securities, including U.S. government obligations, corporate bonds, mortgage-backed securities, asset-backed securities and money market instruments. There are no restrictions on redemptions (which are usually within one business day of notice).

Fixed income securities (government securities, corporate bonds, asset-backed securities and collateralized mortgage-backed securities) are valued using a bid-evaluation price or a mid-evaluation price. These evaluations are based on quoted prices, if available, or models that use observable inputs and, as such, are classified within Level 2 of the fair value hierarchy.

Money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

FCX's embedded derivatives on provisional copper concentrate, copper cathode and gold purchases and sales are valued using quoted monthly LME copper forward prices and the adjusted London PM gold prices at each reporting date based on the month of maturity (refer to Note 12 for further discussion); however, FCX's contracts themselves are not traded on an exchange. As a result, these derivatives are classified within Level 2 of the fair value hierarchy.

FCX's derivative financial instruments for copper futures and swap contracts and copper forward contracts that are traded on the respective exchanges are classified within Level 1 of the fair value hierarchy because they are valued using quoted monthly COMEX or LME prices at each reporting date based on the month of maturity (refer to Note 12 for further discussion). Certain of these contracts are traded on the over-the-counter market and are classified within Level 2 of the fair value hierarchy based on COMEX and LME forward prices.

Debt is primarily valued using available market quotes and, as such, is classified within Level 2 of the fair value hierarchy.

The techniques described above may produce a fair value that may not be indicative of NRV or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the techniques used at December 31, 2025, as compared to those techniques used at December 31, 2024.

NOTE 14. BUSINESS SEGMENT INFORMATION

Product Revenues. FCX's revenues attributable to the products it sold for the years ended December 31 follow:

	2025	2024	2023
Copper:			
Cathode	$ 8,147	$ 8,317	$ 6,588
Concentrate	6,310	6,734	7,132
Rod and other refined copper products	4,419	3,851	3,659
Purchased copper[a]	449	684	452
Gold	3,900	4,446	3,472
Molybdenum	1,966	1,786	1,991
Silver and other	749	646	600
Adjustments to revenues:			
Royalty expense[b]	(354)	(442)	(346)
PTFI export duties[c]	(337)	(457)	(307)
Treatment charges[d]	(63)	(396)	(538)
Revenues from contracts with customers	25,186	25,169	22,703
Embedded derivatives[e]	729	286	152
Total consolidated revenues	$25,915	$25,455	$22,855

a. FCX purchases copper cathode primarily for processing by its U.S. Rod & Refining operations.
b. Reflects royalties on sales from PTFI and Cerro Verde that will vary with the volume of metal sold and prices.
c. Prior to the expiration of its export license on September 16, 2025, PTFI was assessed export duties on copper concentrate sales at a rate of 7.5%. Refer to Note 11 for further discussion.
d. Revenues from our copper concentrate sales are recorded net of treatment charges, which will vary with the sales volumes and the price of copper. Lower charges in 2025 primarily reflect lower treatment charge rates as a result of favorable market conditions.
e. Refer to Note 12 for discussion of embedded derivatives related to FCX's provisionally priced concentrate and cathode sales contracts.

Geographic Area. Information concerning financial data by geographic area follows:

December 31,	2025	2024
Long-lived assets:[a]		
Indonesia	$24,059	$22,580
U.S.	11,388	10,468
Peru	6,604	6,452
Chile	1,213	1,120
Other	671	496
Total	$43,935	$41,116

a. Excludes deferred tax assets and intangible assets.

Years Ended December 31,	2025	2024	2023
Revenues:[a]			
U.S.	$ 9,034	$ 7,806	$ 7,264
Switzerland	5,334	4,251	3,971
Japan	2,850	5,930	3,431
Indonesia	2,180	1,108	767
Singapore	1,246	1,116	1,178
United Kingdom	1,136	115	171
Spain	723	1,052	1,251
China	636	743	1,081
Chile	471	451	428
Germany	332	500	714
France	315	306	226
Egypt	261	239	229
South Korea	193	203	267
India	163	273	354
Philippines	3	283	396
Other	1,038	1,079	1,127
Total	$25,915	$25,455	$22,855

a. Revenues are attributed to countries based on the location of the customer.

Major Customers and Affiliated Companies. Sales to MMC, PTFI's joint venture partner in PT Smelting, totaled $1.7 billion in 2025, $4.4 billion in 2024 and $2.0 billion in 2023. Sales to MMC totaled 17% of FCX's consolidated revenues in 2024, and they are the only customer that accounted for 10% or more of FCX's annual consolidated revenues during the three years ended December 31, 2025.

Consolidated revenues include sales to the noncontrolling interest owners of FCX's South America operations and Morenci's joint venture partners totaling $1.5 billion in 2025, $1.6 billion in 2024 and $1.4 billion in 2023.

Labor Matters. As of December 31, 2025, approximately 28% of FCX's global labor force was covered by collective labor agreements (CLAs), and approximately 11% was covered by agreements that will or are scheduled to expire during 2026.

Reportable Segments. FCX has organized its mining operations into four primary divisions—U.S. copper mines, South America operations, Indonesia operations and Molybdenum mines.

In the U.S., FCX operates seven copper operations—Morenci (72%-owned), Bagdad, Safford (including Lone Star), Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico, and two molybdenum mines—Henderson and Climax in Colorado. A majority of the copper produced at the U.S. copper mines is cast into copper rod by the U.S. Rod & Refining operations.

In South America, FCX operates two copper operations—Cerro Verde in Peru and El Abra in Chile.

In Indonesia, PTFI operates in the Grasberg minerals district. With the completion of its downstream processing facilities during 2025, PTFI is a fully integrated producer of refined copper and gold.

Operating segments that meet certain thresholds are reportable segments, including the Cerro Verde copper mine, Indonesia operations and U.S. Rod & Refining operations. Though not quantitatively material, FCX has also voluntarily disclosed the Morenci copper mine and Atlantic Copper as reportable segments in the following tables.

- *Morenci.* The Morenci open-pit mine, located in southeastern Arizona, produces copper cathode and copper concentrate. In addition to copper, the Morenci mine also produces molybdenum concentrate. During 2025, the Morenci mine produced 38% of copper from FCX's U.S. copper mines and 15% of FCX's consolidated copper production.

- *Cerro Verde.* The Cerro Verde open-pit copper mine, located near Arequipa, Peru, produces copper cathode and copper concentrate. In addition to copper, the Cerro Verde mine also produces molybdenum concentrate and silver. During 2025, the Cerro Verde mine produced 81% of copper from FCX's South America operations and 26% of FCX's consolidated copper production.

- *Indonesia Operations.* Indonesia operations include PTFI's Grasberg minerals district, which produces copper concentrate that contains significant quantities of gold and silver, and PTFI's downstream processing facilities. PTFI's smelter will exclusively receive concentrate from the Grasberg minerals district and the PMR will receive anode slimes from the smelter and from PT Smelting. During 2025, PTFI's Grasberg minerals district produced 30% of FCX's consolidated copper production and 98% of FCX's consolidated gold production.

- *U.S. Rod & Refining.* The U.S. Rod & Refining segment consists of copper conversion facilities located in the U.S., and includes a refinery and two rod mills. These operations process copper primarily produced at FCX's U.S. copper mines and purchased copper into copper cathode and rod. At times these operations refine copper and produce copper rod for customers on a toll basis. Toll arrangements require the tolling customer to deliver appropriate copper-bearing material to FCX's facilities for processing into a product that is returned to the customer, who pays FCX for processing its material into the specified products.

- *Atlantic Copper.* Atlantic Copper smelts and refines copper concentrate and markets refined copper and precious metals in slimes. During 2025, Atlantic Copper purchased 77% of its concentrate requirements from unaffiliated third parties, 21% from FCX's South America operations and 2% from FCX's U.S. copper mines.

Intersegment sales between FCX's operating segments are based on terms similar to arm's-length transactions with third parties at the time of the sale. Intersegment sales may not be reflective of the actual prices ultimately realized because of a variety of factors, including additional processing, the timing of sales to unaffiliated customers and transportation premiums.

FCX allocates certain operating costs, expenses and capital expenditures to its operating segments. However, not all costs and expenses applicable to an operation are allocated. Accordingly, the following segment information reflects management determinations that may not be indicative of what the actual financial performance of each reportable segment would be if it was an independent entity.

FCX's Chief Executive Officer is identified as its chief operating decision maker (CODM) under segment reporting guidance. Operating income (loss) is the financial measure of profit or loss used by the CODM to review segment results, and the significant segment expenses reviewed by the CODM are consistent with the operating expense line items presented in FCX's consolidated statements of income. The CODM uses operating income (loss) to assess segment performance against forecasted results and to allocate resources, including capital investment in mining operations and potential expansions.

FINANCIAL INFORMATION BY REPORTABLE SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

	Morenci	Cerro Verde	Indonesia Operations	U.S. Rod & Refining	Atlantic Copper	Total Reportable Segments
			Reportable Segments			
Segment revenues:						
Unaffiliated customers	$ 303	$3,776	$ 8,618	$6,850	$3,155	$ 22,702
Intersegment	2,345	930	4	40	14	3,333
	2,648	4,706	8,622	6,890	3,169	26,035
Reconciliation of revenues						
Other segments' revenue—unaffiliated customers[a]						3,213
Other segments' revenue—intersegment[a]						5,480
Elimination of intersegment revenue						(8,813)
Total consolidated revenues, net						$ 25,915
Segment measure of profit:						
Production and delivery	1,804	2,492	3,551[b]	6,854	3,099	
DD&A	209	373	1,094[c]	5	27	
Selling, general and administrative expenses	1	7	132	—	32	
Exploration and research expenses	34	16	5	—	—	
Environmental obligations and shutdown costs	(7)	—	—	—	—	
Segment operating income	$ 607	$1,818	$ 3,840	$ 31	$ 11	$ 6,307
Reconciliation of operating income						
Other segments' operating income[a]						695[d,e]
Corporate expenses and elimination of intersegment operating income						(484)[d,f]
Consolidated interest expense, net						(369)
Consolidated other income, net						223
Total consolidated income before income taxes and equity in affiliated companies' net earnings						$ 6,372
Segment assets	$3,407	$9,074	$27,270	$ 333	$2,170	$ 42,254
Reconciliation of segment assets						
Total assets for other segments[a]						36,309
Corporate assets and elimination of investments in consolidated subsidiaries						(20,396)
Total consolidated assets						$ 58,167
Segment capital expenditures	$ 232	$ 353	$ 2,358	$ 80	$ 202	$ 3,225
Reconciliation of capital expenditures						
Total capital expenditures for other segments[a]						1,264
Corporate capital expenditures						5
Total consolidated capital expenditures						$ 4,494

a. Includes amounts attributable to FCX's other operating segments that do not meet the quantitative thresholds for determining reportable segments under U.S. GAAP, including other U.S. copper mines, the El Abra mine in Chile, the molybdenum mines, certain downstream processing facilities and exploration. Also includes legacy oil and gas properties.

b. Includes charges totaling $625 million for idle facility costs and direct recovery expenses associated with the September 2025 mud rush incident, $81 million for asset impairment and other write-offs, $65 million for remediation related to the October 2024 smelter fire incident and $39 million for tolling fees that were recognized as idle facility costs associated with PT Smelting's planned major maintenance turnaround.

c. Includes charges totaling $118 million for idle facility costs and direct recovery expenses associated with the September 2025 mud rush incident.

d. Includes DD&A of $535 million related to other operating segments and $1 million related to corporate assets.

e. Includes charges totaling $118 million, primarily for impairments of legacy oil and gas properties and adjustments to abandonment obligations, including assumed obligations resulting from bankruptcies of other companies. Also includes charges totaling $73 million associated with planned maintenance turnaround costs at the Miami smelter.

f. Corporate expenses include amounts not allocated to individual operating segments.

FINANCIAL INFORMATION BY REPORTABLE SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2024

	Reportable Segments					Total Reportable Segments
	Morenci	Cerro Verde	Indonesia Operations	U.S. Rod & Refining	Atlantic Copper	
Segment revenues:						
Unaffiliated customers	$ 101	$3,618	$ 9,774	$6,196	$3,009	$ 22,698
Intersegment	2,246	638	544	43	8	3,479
	2,347	4,256	10,318	6,239	3,017	26,177
Reconciliation of revenues						
Other segments' revenue—unaffiliated customers[a]						2,757
Other segments' revenue—intersegment[a]						4,581
Elimination of intersegment revenue						(8,060)
Total consolidated revenues, net						$ 25,455
Segment measure of profit:						
Production and delivery	1,826	2,529[b]	3,368[c]	6,206	2,912	
DD&A	187	380	1,193	4	28	
Selling, general and administrative expenses	2	8	127	—	28	
Exploration and research expenses	17	12	8	—	—	
Segment operating income	$ 315	$1,327	$ 5,622	$ 29	$ 49	$ 7,342
Reconciliation of operating income						
Other segments' operating loss[a]						(86)[d,e]
Corporate expenses and elimination of intersegment operating income						(392)[d,f]
Consolidated interest expense, net						(319)
Consolidated other income, net						362
Total consolidated income before income taxes and equity in affiliated companies' net earnings						$ 6,907
Segment assets	$3,228	$8,096	$27,309	$ 202	$1,705	$ 40,540
Reconciliation of segment assets						
Total assets for other segments[a]						34,844
Corporate assets and elimination of investments in consolidated subsidiaries						(20,536)
Total consolidated assets						$ 54,848
Segment capital expenditures	$ 184	$ 293	$ 2,908	$ 35	$ 142	$ 3,562
Reconciliation of capital expenditures						
Total capital expenditures for other segments[a]						1,237
Corporate capital expenditures						9
Total consolidated capital expenditures						$ 4,808

a. Includes amounts attributable to FCX's other operating segments that do not meet the quantitative thresholds for determining reportable segments under U.S. GAAP, including other U.S. copper mines, the El Abra mine in Chile, the molybdenum mines, certain downstream processing facilities and exploration. Also includes legacy oil and gas properties.
b. Includes nonrecurring labor-related charges totaling $97 million associated with Cerro Verde's new CLAs with its two unions.
c. Includes charges totaling $144 million associated with ARO adjustments.
d. Includes DD&A of $447 million related to other operating segments and $2 million related to corporate assets.
e. Includes charges totaling $222 million, primarily for impairments of legacy oil and gas properties and adjustments to abandonment obligations, including assumed obligations resulting from bankruptcies of other companies.
f. Corporate expenses include amounts not allocated to individual operating segments.

FINANCIAL INFORMATION BY REPORTABLE SEGMENT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

	Reportable Segments					Total Reportable Segments
	Morenci	Cerro Verde	Indonesia Operations	U.S. Rod & Refining	Atlantic Copper	
Segment revenues:						
Unaffiliated customers	$ 91	$3,330	$ 7,816	$5,886	$2,791	$ 19,914
Intersegment	2,328	787	621	40	19	3,795
	2,419	4,117	8,437	5,926	2,810	23,709
Reconciliation of revenues						
Other segments' revenue—unaffiliated customers[a]						2,941
Other segments' revenue—intersegment[a]						4,615
Elimination of intersegment revenue						(8,410)
Total consolidated revenues, net						$ 22,855
Segment measure of profit:						
Production and delivery	1,730	2,529	2,570[b]	5,901	2,718	
DD&A	175	395	1,028	5	28	
Selling, general and administrative expenses	2	9	129	—	28	
Exploration and research expenses	11	10	2	—	—	
Environmental obligations and shutdown costs	(1)	—	—	—	—	
Segment operating income	$ 502	$1,174	$ 4,708	$ 20	$ 36	$ 6,440
Reconciliation of operating income						
Other segments' operating income[a]						235[c,d]
Corporate expenses and elimination of intersegment operating income						(450)[c,e]
Consolidated interest expense, net						(515)
Consolidated net gain on early extinguishment of debt						10
Consolidated other income, net						286
Total consolidated income before income taxes and equity in affiliated companies' net earnings						$ 6,006
Segment assets	$3,195	$8,120	$25,548	$ 172	$1,326	$ 38,361
Reconciliation of segment assets						
Total assets for other segments[a]						35,913
Corporate assets and elimination of investments in consolidated subsidiaries						(21,768)
Total consolidated assets						$ 52,506
Segment capital expenditures	$ 232	$ 271	$ 3,411	$ 13	$ 64	$ 3,991
Reconciliation of capital expenditures						
Total capital expenditures for other segments[a]						832
Corporate capital expenditures						1
Total consolidated capital expenditures						$ 4,824

a. Includes amounts attributable to FCX's other operating segments that do not meet the quantitative thresholds for determining reportable segments under U.S. GAAP, including other U.S. copper mines, the El Abra mine in Chile, the molybdenum mines, certain downstream processing facilities and exploration. Also includes legacy oil and gas properties.
b. Includes charges for administrative fines of $55 million and credits totaling $112 million associated with ARO adjustments.
c. Includes DD&A of $432 million related to other operating segments and $5 million related to corporate assets.
d. Includes charges totaling $74 million, primarily for the impairment of legacy oil and gas properties. Also includes charges totaling $65 million associated with the proposed settlement of talc-related litigation.
e. Corporate expenses include amounts not allocated to individual operating segments.

NOTE 15. SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Recoverable proven and probable mineral reserves as of December 31, 2025, have been prepared using industry accepted practice and conform to the disclosure requirements under Subpart 1300 of SEC Regulation S-K. FCX's proven and probable mineral reserves may not be comparable to similar information regarding mineral reserves disclosed in accordance with the guidance in other countries. Proven and probable mineral reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry. Mineral reserves, as used in the reserve data presented here, mean an estimate of tonnage and grade of measured and indicated mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. Proven mineral reserves are the economically mineable part of a measured mineral resource. To classify an estimate as a proven mineral reserve, the qualified person must possess a high degree of confidence of tonnage, grade and quality. Probable mineral reserves are the economically mineable part of an indicated or, in some cases, a measured mineral resource. The qualified person's level of confidence will be lower in determining a probable mineral reserve than it would be in determining a proven mineral reserve. To classify an estimate as a probable mineral reserve, the qualified person's confidence must still be sufficient to demonstrate that extraction is economically viable considering reasonable investment and market assumptions.

FCX's mineral reserve estimates are based on the latest available geological and geotechnical studies. FCX conducts ongoing studies of its ore bodies to evaluate economic values and to manage risk. FCX revises its mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies.

Estimated recoverable proven and probable mineral reserves at December 31, 2025, were determined using metals price assumptions of $3.25 per pound for copper, $1,600 per ounce for gold and $14.00 per pound for molybdenum. For the three-year period ended December 31, 2025, LME copper settlement prices averaged $4.17 per pound, London PM gold prices averaged $2,588 per ounce and the weekly average price for molybdenum quoted by *Platts Metals Daily* averaged $22.51 per pound.

The recoverable proven and probable mineral reserves presented in the table below represent the estimated metal quantities from which FCX expects to be paid after application of estimated metallurgical recoveries and smelter recoveries, where applicable.

	Estimated Recoverable Proven and Probable Mineral Reserves at December 31, 2025		
	Copper[a] (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
U.S.	42.5	0.6	2.6
South America	45.6[b]	0.1	0.9
Indonesia[c]	24.2	20.0	–
Consolidated basis[d]	112.3	20.6	3.5
Net equity interest[c,e]	78.6	10.4	3.1

Note: Totals may not foot because of rounding.

a. Estimated consolidated recoverable copper reserves included 1.4 billion pounds in leach stockpiles and 0.2 billion pounds in mill stockpiles.

b. Includes 17.5 billion pounds of recoverable copper associated with a potential mill project at El Abra.

c. Estimated recoverable proven and probable mineral reserves from Indonesia reflect estimates of minerals that can be recovered through 2041. As a result, PTFI's current long-term mine plan and planned operations are based on the assumption that PTFI will abide by the terms and conditions of the IUPK and will be granted the 10-year extension from 2031 through 2041 (refer to Note 11 for further discussion). As such, PTFI will not mine all of these mineral reserves during the initial term of the IUPK. Prior to the end of 2031, PTFI expects to mine 34% of its recoverable proven and probable mineral reserves at December 31, 2025, representing 38% of FCX's net equity share of recoverable copper reserves and 36% of FCX's net equity share of recoverable gold reserves in Indonesia.

d. Consolidated mineral reserves represent estimated metal quantities after reduction for joint venture partner interests at the Morenci mine in the U.S. (refer to Note 2 for further discussion). Excluded from the table above were FCX's estimated recoverable proven and probable mineral reserves of 351 million ounces of silver, which were determined using a silver price assumption of $20 per ounce.

e. Net equity interest mineral reserves represent estimated consolidated metal quantities further reduced for noncontrolling interest ownership (refer to Note 2 for further discussion of FCX's ownership in subsidiaries). Excluded from the table above were FCX's estimated recoverable proven and probable mineral reserves of 230 million ounces of silver, which were determined using a silver price assumption of $20 per ounce.

		Ore[a] (million metric tons)		Average Ore Grade Per Metric Ton[a]			Recoverable Proven and Probable Mineral Reserves[b]		
	FCX's Interest	FCX's Interest	100% Basis	Copper (%)	Gold (grams)	Molybdenum (%)	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
U.S.									
Production stage:									
Morenci	72%	2,577	3,578	0.22	—	0.01	11.8	—	0.2
Sierrita	100%	2,179	2,179	0.23	—[c]	0.03	9.3	0.1	1.0
Bagdad	100%	2,587	2,587	0.34	—[c]	0.02	16.1	0.2	0.9
Safford, including Lone Star	100%	924	924	0.40	—	—	5.5	—	—
Chino, including Cobre	100%	322	322	0.47	0.04	—	2.8	0.3	—
Tyrone	100%	59	59	0.19	—	—	0.2	—	—
Miami	100%	—	—	—	—	—	—[c]	—	—
Climax	100%	146	146	—	—	0.14	—	—	0.4
Henderson	100%	40	40	—	—	0.16	—	—	0.1
South America									
Production stage:									
Cerro Verde	55.08%	2,126	3,860	0.34	—	0.01	24.9	—	0.7
El Abra	51%	1,445	2,832	0.40	0.02	0.01	20.6[d]	0.1	0.2
Indonesia[e]									
Production stage:									
Grasberg Block Cave	48.76%	230	472	1.04	0.66	—	9.2	6.8	—
Deep Mill Level Zone	48.76%	171	350	0.71	0.53	—	4.6	4.6	—
Big Gossan	48.76%	23	47	2.23	0.94	—	2.1	1.0	—
Development stage:									
Kucing Liar	48.76%	229	469	1.03	0.88	—	8.4	7.6	—
Total 100% basis			17,865				115.6	20.6	3.5
Consolidated basis[f]			16,863				112.3	20.6	3.5
FCX's net equity interest[g]			13,056				78.6	10.4	3.1

Estimated Recoverable Proven and Probable Mineral Reserves at December 31, 2025

Note: Totals may not foot because of rounding.

a. Excludes material contained in stockpiles.
b. Includes estimated recoverable metals contained in stockpiles.
c. Amounts not shown because of rounding.
d. Includes 17.5 billion pounds of copper associated with the potential mill project. El Abra has advanced preliminary feasibility studies for the development of this project, which would require significant additional capital investment to bring the associated copper to production.
e. Estimated recoverable proven and probable mineral reserves from Indonesia reflect estimates of minerals that can be recovered through 2041. Refer to Note 11 for discussion of PTFI's IUPK.
f. Consolidated mineral reserves represent estimated metal quantities after reduction for Morenci's joint venture partner interests (refer to Note 2 for further discussion).
g. Net equity interest mineral reserves represent estimated consolidated metal quantities further reduced for noncontrolling interest ownership (refer to Note 2 for further discussion of FCX's ownership in subsidiaries).

The following graph compares the change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index and the S&P Metals and Mining Select Industry Index from 2021 through 2025. The S&P Metals and Mining Select Industry Index comprises stocks in the S&P Total Market Index that are classified in the metals and mining sub-industry. This comparison assumes $100 invested on December 31, 2020, in (i) Freeport-McMoRan Inc. common stock, (ii) the S&P 500 Stock Index and (iii) the S&P Metals and Mining Select Industry Index (with the reinvestment of all dividends).

Comparison of 5 Year Cumulative Total Return
Among Freeport-McMoRan Inc., the S&P 500 Stock Index and the S&P Metals and Mining Select Industry Index



		December 31,					
		2020	2021	2022	2023	2024	2025
■	Freeport-McMoRan Inc.	$100.00	$161.38	$149.55	$169.98	$154.01	$208.57
▲	S&P 500 Stock Index	100.00	128.71	105.40	133.10	166.40	196.16
●	S&P Metals and Mining Select Industry Index	100.00	135.48	153.72	187.42	179.48	330.58

INVESTOR INQUIRIES

The Investor Relations Department is pleased to receive any inquiries about the company. Our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (SEC), which includes certifications of our Chief Executive Officer and Chief Financial Officer, is available on our website. Additionally, copies will be furnished, without charge, to any stockholder of the company entitled to vote at the annual meeting, upon written request. The Investor Relations Department can be contacted as follows:

Freeport-McMoRan Inc.
Investor Relations Department
4340 E. Cotton Center Blvd., Suite 110
Phoenix, AZ 85040
Telephone 602.366.8400
fcx.com

TRANSFER AGENT

Questions about lost certificates, lost or missing dividend checks, or notifications of change of address should be directed to our transfer agent, registrar and dividend disbursement agent:

Computershare
150 Royall Street, Suite 101
Canton, MA 02021
Telephone 800.953.2493
https://www-us.computershare.com/investor/contact

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held June 10, 2026. Notice of the annual meeting will be sent to stockholders of record as of the close of business on April 13, 2026. In accordance with SEC rules, we will report the voting results of our annual meeting on a Form 8-K, which will be available on our website (fcx.com).

FCX COMMON STOCK

FCX's common stock trades on the New York Stock Exchange (NYSE) under the symbol "FCX." As of March 15, 2026, the number of holders of record of FCX's common stock was 8,545.

NYSE composite tape common share price ranges during 2025 and 2024 were:

	2025		2024	
	High	Low	High	Low
First Quarter	$43.45	$33.98	$47.19	$36.26
Second Quarter	$44.90	$27.66	$55.24	$46.57
Third Quarter	$49.12	$35.15	$52.61	$39.08
Fourth Quarter	$53.77	$38.19	$51.45	$37.67

COMMON STOCK DIVIDENDS

FCX currently pays a cash dividend on its common stock at an annual rate of $0.30 per share. Under FCX's performance-based payout framework, the Board approved a variable cash dividend on common stock for 2025 and 2024 totaling $0.30 per share per annum. The combined annual rate of the base dividend and the variable dividend totaled $0.60 per share in 2025 and 2024.

	2025			
	Amount per Share		Record Date	Payment Date
	Base	Variable		
First Quarter	$0.075	$0.075	Jan. 15, 2025	Feb. 3, 2025
Second Quarter	$0.075	$0.075	April 15, 2025	May 1, 2025
Third Quarter	$0.075	$0.075	July 15, 2025	Aug. 1, 2025
Fourth Quarter	$0.075	$0.075	Oct. 15, 2025	Nov. 3, 2025

	2024			
	Amount per Share		Record Date	Payment Date
	Base	Variable		
First Quarter	$0.075	$0.075	Jan. 12, 2024	Feb. 1, 2024
Second Quarter	$0.075	$0.075	April 15, 2024	May 1, 2024
Third Quarter	$0.075	$0.075	July 15, 2024	Aug. 1, 2024
Fourth Quarter	$0.075	$0.075	Oct. 15, 2024	Nov. 1, 2024

Based on current market conditions, the base and variable dividends on FCX's common stock are anticipated to total $0.60 per share for 2026 (including the dividends paid on February 2, 2026), comprised of a $0.30 per share base dividend and $0.30 per share variable dividend.

FCX BENEFICIAL OWNERS

The beneficial owners of more than five percent of our outstanding common stock as of December 31, 2025, included The Vanguard Group (8.3%) and BlackRock, Inc. (6.2%). In March 2026, The Vanguard Group, Inc. announced an internal realignment under which ownership will be reported on a disaggregated basis between Vanguard Portfolio Management and Vanguard Capital Management effective March 31, 2026.



4340 E. Cotton Center Blvd., Suite 110
Phoenix, Arizona 85040
602.366.8100

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